

Årsrapport 2001

Danske Bank

Bankens ordinære generalforsamling
afholdes tirsdag den 19. marts 2002 kl. 14.00 i
Tivolis Koncertsal, Tietgensgade 20, København V.

DANSKE BANK KONCERNENS ÅRSRAPPORT 2001

BESTYRELSE

Direktør Poul J. Svanholm / formand

Direktør Jørgen Nue Møller / næstformand

Tømrermester Poul Christiansen

Direktør, cand.polit. Henning Christophersen

Adm. direktør Alf Duch-Pedersen

Direktør, cand. polit. Bent M. Hansen

Gårdejer Hans Hansen

Kabinetssekretær, kammerherre, dr. jur. Niels Eilschou Holm

Adm. direktør Peter Højland

Direktør Eivind Kolding

Professor, dr. polit. Niels Chr. Nielsen

Adm. direktør Sten Scheibye

Professor Majken Schultz

Direktør Birgit Aagaard-Svendsen

Professor, dr. oecon. Claus Vastrup **

Senior Account Manager Jens Elton Andersen *

Prokurist Jørgen Andersen *, ***

Fuldmægtig Peter Michaelsen *

Fuldmægtig Henning Mikkelsen *

Fuldmægtig Torben Pedersen *

Ekspeditionssekretær Per Alling Toubro *, ***

Fuldmægtig Verner Usbeck *

Assistent Solveig Ørteby *, ***

* valgt af medarbejderne

** udpeget af økonomiministeren

*** valgt i henhold til vedtægternes § 15, stk. 5, med funktionsperiode til 29. januar 2002, hvor valg til medarbejderrepræsentation blev udskrevet. Er observatør i bestyrelsen frem til generalforsamlingen.

DIREKTION

Peter Straarup / ordførende
Kjeld Jørgensen / viceordførende
Jakob Brogaard / viceordførende
Sven Lystbæk

EKSEKUTIVKOMITÉ

Ordførende direktør Peter Straarup / formand
Viceordførende direktør Kjeld Jørgensen
Viceordførende direktør Jakob Brogaard
Direktør Jeppe Christiansen
Direktør Jørgen Klejnstrup
Direktør Karsten Knudsen
Direktør Sven Lystbæk
Direktør Henrik Normann
Økonomidirektør Jesper Ovesen



Kort før årsskiftet kunne tre af koncernens afdelinger som de første åbne dørene for en ny, let og elegant indretning, der er i direkte tråd med koncernens øvrige designlinje. Nye elektroniske funktioner giver kunderne mulighed for at holde sig opdateret på de finansielle markeder - og levende billeder giver en lille oplevelse med på vejen.

Danske Bank koncernen

Vore kerneværdier:

- Ordentlighed - i forretningsadfærd og som en del af samfundet
- Tilgængelighed - elektronisk og fysisk - i forretning og i kommunikation
- Værdiskabelse - for aktionærer, kunder og medarbejdere
- Kompetence - ved høje standarder for kvalitet og faglighed
- Engagement - i kundernes finansielle forhold

Vore finansielle mål:

- Konkurrencedygtigt afkast
- Kernekapital i størrelsesordenen 6,5 pct.
- Payout ratio på 40 pct.

Danske Bank koncernens hovedtal

BASISINDTJENING OG ÅRETS RESULTAT (Mio. kr.)	2001	2000*	1999	1998	1997
Nettorenteindtægter ekskl. beholdningsindtjening	18.051	16.200	8.593	7.911	7.085
Gebyrer og provisioner, netto	6.265	6.490	3.749	2.984	2.443
Kursregulering fra handelsaktiviteter	1.597	1.630	967	366	-413
Øvrige basisindtægter	1.171	1.135	537	479	383
Resultat af forsikringsdrift	1.223	938	975	920	698
Basisindtægter i alt	28.307	26.393	14.821	12.660	10.196
Driftsomkostninger og afskrivninger	16.275	16.148	9.215	7.750	7.378
Basisindtjening før hensættelser	12.032	10.245	5.606	4.910	2.818
Tab og hensættelser på debitorer	1.752	1.100	447	406	317
Basisindtjening	10.280	9.145	5.159	4.504	2.501
Avance ved salg af tilknyttede virksomheder	240	83	703	-	-
Beholdningsindtjening	870	2.461	459	738	2.133
Omkostninger ved fusion	-	2.721	-	-	-
Tilpasning af regnskabsmæssig praksis og skøn	-	265	-	-	-
Ordinært resultat før skat	11.390	8.703	6.321	5.242	4.634
Skat	2.677	2.399	1.293	1.292	429
Årets resultat	8.713	6.304	5.028	3.950	4.205
Heraf minoritetsinteressers andel	-	57	43	-1	4

Basisindtjening og beholdningsindtjening indeholder visse skønsmæssige fordelinger for 1997.

UDVALGTE HOVEDTAL FRA BALANCEN PR. 31. DECEMBER (Mia. kr.)	2001	2000	1999	1998	1997
Bankudlån	476	444	308	241	243
Realkreditudlån	448	420	73	62	48
Obligationer og aktier	356	259	147	140	136
Gæld til kreditinstitutter og centralbanker	241	213	158	140	139
Indlån	400	367	266	214	225
Udstedte obligationer	673	563	150	108	79
Efterstillede kapitalindskud	32	30	21	17	18
Egenkapital	57	51	30	30	28
Aktiver i alt	1.539	1.363	701	593	555

NØGLETAL	2001	2000	1999	1998	1997
Årets resultat pr. aktie (kr.)	11.9	8.2	9.4	7.5	7.9
Årets resultat pr. aktie** (kr.)	-	11.0	-	-	-
Årets resultat i procent af gns. egenkapital	16.0	11.5	16.4	13.7	15.7
Årets resultat i procent af gns. egenkapital**	-	15.4	-	-	-
Basisindtjening i procent af gns. egenkapital	18.9	16.8	17.0	15.6	9.4
Omkostninger i procent af basisindtægter	57.5	61.2	62.2	61.2	72.4
Solvensprocent	10.3	9.6	11.0	10.4	10.2
Kernekapitalprocent	7.3	6.8	7.4	7.7	7.2
Udbytte pr. aktie, (kr.)	4.75	4.40	2.50	1.80	1.80
Børskurs ultimo	135.1	141.8	80.9	85.7	91.4
Indre værdi pr. aktie (kr.)	78.0	70.5	57.5	57.3	52.0
Antal heltidsmedarbejdere ultimo året:					
Danske Bank og konsoliderede datterselskaber	17.564	18.930	12.397	11.691	11.365
Ikke konsoliderede forsikringsdatterselskaber	957	976	1.128	1.451	1.442

*) Proforma. For året 2000 er der foretaget en proforma konsolidering af Danske Bank koncernen og RealDanmark koncernen. Der er ikke foretaget elimineringer af interne mellemværender og forskelle i regnskabspraksis, idet disse ikke har betydning for koncernens resultat og egenkapital. Basisindtjeningen for RealDanmark er skønsmæssigt tilpasset den basisindtjeningsmodel, der hidtil er anvendt af Danske Bank.

**) Ekskl. omkostninger ved fusion.

Nøgletallene er opgjort i overensstemmelse med Den Danske Finansanalytikerforenings anbefalinger.

Oplysninger for 2000 og 2001 opgjort i euro og dollar findes i opstillingen side 116.

Beretning

Året 2001 blev endnu et godt år for Danske Bank koncernen. Resultatet viste fremgang uagtet den økonomiske afmatning. Koncernens egenkapital blev forrentet med 16,0 pct., hvilket efter omstændighederne anses for tilfredsstillende. Gennemførelsen af fusionen mellem Danske Bank og RealDanmark forløb samtidig meget tilfredsstillende. Koncernen kunne således i en hurtigere takt end ventet høste de af fusionen muliggjorte synergier. Medarbejdernes kompetente indsats på såvel det forretningsmæssige som det administrative område udgjorde et væsentligt grundlag for den gode udvikling.

Resultatfremgangen var bredt funderet med øget rentabilitet i koncernens bank- og realkreditforretninger på såvel detail- som engroskundeområdet. Rentabiliteten inden for Liv og Pension var ligeledes tilfredsstillende. Forretningsområder med stærk afhængighed af aktiemarkederne opnåede derimod mindre gode resultater.

For aktionærerne gav en investering i Danske Bank aktien, inklusive en udbyttebetaling på 4,40 kr. pr. aktie, et negativt afkast på 1,7 pct. Vurderet på baggrund af resultatet af en investering i en gruppe af sammenlignelige europæiske banker, må investeringsresultatet dog betegnes som konkurrencedygtigt. Afkastet af en investering i Danske Bank aktien over en fem-årig periode kan opgøres til 17,9 pct. p.a.

Som konsekvens af sin finansielle styrke fik Danske Bank koncernen i 2001 hævet sine ratings for såvel kort- som langfristet låneoptagelse. Baggrunden er en årrække med stigende overskud og effektiv styring af risici og kapitalanvendelse. Hertil kommer den diversifikation, der blev opnået gennem fusionen. Datterselskabet Realkredit Danmark A/S opnåede en Aaa-rating af sine obligationsudstedelser.

I 2001 gennemførte koncernen en række interne tiltag, som vil styrke markedspositionen i årene fremover. På IT-området blev fusionen af bankforretningen tilendebragt med en integration af IT-systemerne, og arbejdet med at integrere samtlige koncernens forretninger i den centrale IT-platform fulgte de ambitiøse planer. I Norge blev gennemført en omfattende systemintegration, således at koncernens detailbankaktiviteter i Danmark, Norge og Sverige nu baserer sig på den fælles IT-platform.

For både ledere og øvrige medarbejdere blev der introduceret en række nye incitamentsprogrammer. Programmerne har blandt andet til formål at knytte centrale medarbejdere tættere til koncernen og dermed styrke fundamentet for den langsigtede værdiskabelse. Herudover vil incitamentsprogrammerne yderligere stimulere det i forvejen stærke engagement blandt koncernens medarbejdere.

Ved slutningen af året blev etableret en ny organisationsstruktur, der samler koncernens bankforretninger i en landebaseret enhedsorganisation. Omlægningen vil bidrage til, at koncernens bankorganisation i endnu højere grad kan fokusere på at tilbyde kunderne de bedste og mest værdiskabende finansielle løsninger.

På det samfundsøkonomiske område hersker der ved indgangen til 2002 usikkerhed om både dybden og varigheden af det internationale konjunkturtilbageslag. På baggrund af de foregående års indsats for at udbygge koncernens markedsposition, øge omkostnings-effektiviteten, styre risici og optimere kapitalanvendelsen, står Danske Bank koncernen godt rustet til at operere også under mindre gunstige vilkår.

Årets resultat

Danske Bank koncernen realiserede i 2001 et resultat efter skat på 8.713 mio. kr., hvilket var en fremgang på 2.409 mio. kr. i forhold til det proforma konsoliderede resultat året før på 6.304 mio. kr. Resultatfremgangen blev blandt andet båret af en tilfredsstillende styrkelse i basisindtjeningen på 12 pct. til 10.280 mio. kr., mens beholdningsindtjeningen viste et fald til 870 mio. kr. Årets resultat pr. aktie steg med 45 pct. Såfremt der korrigeres for omkostninger ved fusion i 2000 blev fremgangen på 8 pct.

Koncernens basisindtægter steg med 7 pct. til 28.307 mio. kr. Nettorenteindtægterne steg således med 11 pct. til 18.051 mio. kr. på grund af øget volumen i ind- og udlånsforretningen og en god vækst i handelen med renteprodukter. Rentemarginalen var presset, især på grund af det faldende renteniveau. Koncernens indtjening fra gebyrer og provisioner faldt til 6.265 mio. kr. mod 6.490 mio. kr. året før, overvejende som en konsekvens af generelt lavere omsætning på aktiemarkederne. Den faldende tendens blev dog afbødet af en fremgang i gebyrindtjeningen på betalingsformidlingsområdet og fra kundernes omlægninger af realkreditlån.

Koncernens driftsomkostninger og afskrivninger blev i 2001 stort set fastholdt på det foregående års niveau. Omkostningsudviklingen var tilfredsstillende set i lyset af de mange ekstraordinære aktiviteter i forbindelse med fusionen mellem Danske Bank og RealDanmark, herunder ikke mindst harmoniseringen af IT-systemer. I takt med at disse aktiviteter blev tilendebragt, viste den underliggende omkostningsudvikling en faldende tendens.

Fremgangen i Danske Bank koncernens basisindtjening var bredt fordelt på forretningsområderne Detailbank, Realkredit, Liv og Pension samt Engrosbank, hvor der var et særdeles tilfredsstillende resultat i Danske Markets. Indtjeningen på kapitalforvaltningsområdet var påvirket af den negative udvikling på aktiemarkederne, og området kunne derfor ikke opretholde det samme høje resultat som året før. For Investmentbankområdet var resultatet utilfredsstillende, blandt andet på grund af de ugunstige markedsforhold, der påvirkede både aktieomsætningen og aktiviteten inden for Corporate Finance.

Danske Banks tab og hensættelser steg til 1.752 mio. kr. mod 1.100 mio. kr. året før. Afmatningen i verdensøkonomien slog igennem på erhvervskundernes indtjeningsevne, hvorimod privatkundernes økonomiske situation ikke blev mærkbart forværret. Hensættelsesniveauet var blandt andet påvirket af bankens fulde hensættelse på et større usikret mellemværende med et internationalt luftfartsselskab. Koncernens øvrige mellemværender med internationale luftfartsselskaber er begrænsede, idet den samlede usikrede eksponering over for denne sektor ultimo 2001 udgjorde omkring ¼ pct. af koncernens samlede udlån og garantier.

Til trods for stigningen var hensættelserne til tab stadig på et lavt niveau set i forhold til de samlede udlån og garantier. Koncernen øgede sin anvendelse af a conto afskrivninger, hvilket var en væsentlig årsag til, at de konstaterede tab viste en stigning. Udviklingen skal også ses i sammenhæng med, at det danske Folketing gældende fra 2001 indførte en lov, der lægger en afgift på pengeinstitutters reservation til imødegåelse af tab.

Koncernens basisindtjening for 2001 udviklede sig stort set som forventet ved udsendelse af kvartalsmeddelelsen for 3. kvartal.

Koncernen havde i 2001 en avance ved salg af tilknyttede virksomheder på 240 mio. kr. Salgsprovenuet stammede især fra selskaber, der kom ind i koncernen ved fusionen, og som ikke blev betragtet som værende en del af koncernens kerneområder.

Beholdningsindtjeningen udgjorde 870 mio. kr. mod 2.461 mio. kr. året før. Vurderet i forhold til markedsudviklingen var resultatet tilfredsstillende. Renterisikoen på koncernens beholdninger af rentebærende instrumenter blev fastholdt i niveauet 1.700 mio. kr. gennem året, hvorimod koncernens aktierisici blev reduceret.

Koncernens samlede skat i 2001 på 2.677 mio. kr. var påvirket af, at de norske skattemyndigheder gav bankens datterbank, Fokus Bank, medhold i retten til at fradrage akkumulerede skattemæssige underskud med en samlet skatteværdi på omkring 700 mio. kr.

Egenkapitalforrentningen viste fremgang fra 15,4 pct. i 2000 (korrigeret for omkostninger ved fusion) til 16,0 pct. i 2001 uanset, at fusionssynergierne endnu ikke fuldt ud har materialiseret sig i resultatopgørelsen.

Balance, solvens og egenkapital

Ultimo 2001 udgjorde koncernbalancen 1.539 mia. kr. mod 1.363 mia. kr. ultimo 2000. Danicas balance, der ikke konsolideres i koncernregnskabet, androg 172 mia. kr. Koncernens samlede balance, efter eliminering af interne mellemværender, udgjorde således i alt 1.701 mia.kr.

Koncernens bankudlån steg i 2001 med 32 mia. kr. til 476 mia. kr. ultimo 2001, mens realkreditudlånene steg med 28 mia. kr. til 448 mia. kr. Indlånene udgjorde ultimo året 400 mia. kr. Koncernens egenkapital ultimo 2001 steg til 57,1 mia. kr. mod 50,9 mia. kr. ultimo 2000.

KAPITAL OG SOLVENS (Mio. kr.)	2001	2000
Kernekapital efter fradrag	55.177	50.338
Supplerende kapital efter fradrag	23.282	21.026
Ansvarlig kapital efter fradrag i alt	78.459	71.364
Vægtede poster i alt	759.658	745.157
Solvensprocent	10,3	9,6
Kernekapitalprocent	7,3	6,8

Solvensprocenten ultimo 2001 blev opgjort til 10,3, hvoraf 7,3 procentpoint kunne henføres til koncernens kernekapital. Som følge af de ændringer, der er sket med koncernens balancesammensætning efter fusionen med RealDanmark, har koncernen sænket målsætningen for sin kernekapital til at være i størrelsesordenen 6,5 pct. Bankens ledelse vil om nødvendigt anvende sin bemyndigelse til at tilbagekøbe aktier for at tilnærme kernekapitaldækningsprocenten til denne målsætning. Som følge heraf er det hensigten at tilbagekøbe egne aktier svarende til en kursværdi på 3,0 mia. kr. i 2. kvartal 2002.

Koncernen indfriede i 2001 supplerende kapital for 5 mia. kr., hvoraf Realkredit Danmarks indfrielser udgjorde 3 mia. kr. med en pålydende rente på 10,2 pct. De indfriede lån blev refinansieret gennem tre låneoptagelser. Således optog Danske Bank i marts et obligationslån på nom. 500 mio. EUR med en løbetid på 10 år. Lånet blev i december forhøjet med 200 mio. EUR til i alt 700 mio. EUR. I maj udstedte Danske Bank et obligationslån på nom. 150 mio. GBP med en løbetid på 13 år.



- I dag er de fleste kunder selvhjulpne. Det stiller krav til os - selvbetjeningskunder vil jo også betjenes.

Henrik Sørensen
har sammen med sine webmaster-kolleger ansvaret for mere end 5.000 enkeltsider på koncernens hjemmesider.

Forventninger til 2002

Der er for 2002 udsigt til svag vækst i verdensøkonomien og generelt lave rentesatser. Der hersker fortsat usikkerhed vedrørende tidspunktet for et nyt opsving og dets styrke, også for koncernens hovedmarkeder i Nordeuropa. Men som helhed er økonomierne her dog vel rustede og robuste.

Koncernens nettorenteindtægter ventes at stagnere, idet rentemarginalen vil være påvirket af pengemarkedsrenternes fald gennem 2001 og det ventede yderligere fald i første halvdel af 2002. Desuden kan udlånsudviklingen blive begrænset af kundernes fokusering på konsolidering frem for ekspansion.

Indtjeningen fra gebyrer og provisioner ventes at være stigende i 2002, men meget afhængig af kundernes aktivitet på de finansielle markeder. Kursregulering fra handelsaktiviteter og dertil knyttet renteindtjening ventes at blive noget lavere end i 2001, fordi der ikke kan forventes samme høje aktivitetsniveau. En sandsynlig nedgang i handelsindtjeningen inden for rente- og valutaprodukter ventes ikke fuldt opvejet af en stigning i indtjeningen fra handel med aktier.

Resultatet af forsikringsdriften ventes at blive bedre end i 2001, dog afhængigt af markedsforholdene.

Danske Bank koncernens samlede basisindtægter forventes på baggrund af de anførte forhold at blive på stort set samme niveau som basisindtægterne i 2001.

Koncernens omkostninger vil vise et fald i 2002. Omkostningsreduktionen er blandt andet en følge af de fusionsrelaterede omkostningssynergier på IT- og

personaleområdet. En del af de omkostningsbesparelser, der blev opnået i 2001, får først helårsvirkning i regnskabet i 2002. Omkostningerne i procent af basisindtægterne ventes at falde fra 57,5 i 2001 til under 55 i 2002.

Hensættelsesniveauet vil være påvirket af de økonomiske konjunkturer. Den samfundsøkonomiske afmatning vil forringe mange virksomheders indtjenings- og konsolideringsevne, men med udgangspunkt i en forventning om et økonomisk opsving senest 2. halvår 2002 forventes hensættelserne til tab at være på stort set samme niveau som i 2001. En længerevarende økonomisk nedgang vil forøge behovet for hensættelser.

Samlet forventes basisindtjeningen i 2002 at vokse, dog mindre end i 2001.

Generelt vil koncernens beholdningsindtjening som i tidligere år afhænge af kursniveauerne ultimo året. Danske Bank går ind i 2002 med en risikoprofil i obligationsbeholdningen svarende til niveauet i 2001 og en aktiebeholdning på et uændret lavt niveau. Koncernens markedsrisici vil dog blive øget i henhold til et nyt regelsæt fra Finanstilsynet angående beregning af overskud i koncernens forsikringsvirksomhed. Ændringerne betyder, at koncernens beholdningsresultat vil blive umiddelbart påvirket af investeringsafkastet i Danica for såvidt angår egenkapitalens andel af afkastet.

Koncernens skat, inklusive statsafgift på reservationerne til imødegåelse af tab, ventes at udgøre 30 pct. af resultatet før skat.

Opfølgning på fusionen med RealDanmark

Ved annonceringen af fusionen mellem Danske Bank og RealDanmark i oktober 2000 blev opstillet en række mål for fusionens praktiske gennemførelse. Målene for 2001 blev nået, og på centrale områder realiserede koncernen større fremskridt end oprindeligt ventet. En engageret og målrettet indsats fra samtlige medarbejdergrupper var en væsentlig faktor bag det meget tilfredsstillende forløb.

I august blev BG Banks IT-systemer lagt om til Danske Bank koncernens fælles IT-platform. Den fælles IT-platform skabte grundlag for en betydelig reduktion af drifts- og udviklingsomkostningerne, og samtidig blev der etableret et grundlag for yderligere effektiviseringer blandt andet i form af samdrift af filialer. Sammenlægningen af IT-systemerne medførte også, at bankens kundebetjening blev styrket, idet samtlige bankkunder i Danmark fik adgang til betjening i både Danske Bank og BG Bank - i alt 553 filialer.

Det positive forløb af fusionsaktiviteterne medførte, at omkostningsbesparelserne i 2001 kunne opnås i et hurtigere tempo end forudsat ved fusionens annoncering i oktober 2000. Der blev i 2001 realiseret fusionssynergier, som på årsbasis udgør ca. 1,8 mia. kr. Koncernens oprindelige forventning omfattede årlige omkostningsbesparelser på i alt 2,2 mia. kr., som skulle nås i løbet af en tre-årig periode. Besparelser i dette omfang ventes nu virkeliggjort allerede ved udgangen af 2002. De omkostningsbesparelser, der var planlagt allerede inden fusionen i henholdsvis Danske Bank og RealDanmark på samlet 0,7 mia. kr. årligt, ventes ligeledes realiseret ved udgangen af 2002. Herudover har koncernen et godt udgangspunkt for effektiv omkostningsstyring, hvorfor en omkostningsprocent på 50 inden for en kortere årrække ikke anses for urealistisk.

Den fremrykkede reduktion i omkostningerne skyldes især en hurtigere nedgang i personaletallet. Ved udgangen af 2001 var det samlede antal medarbejdere siden fusionsmeddelelsen reduceret med ca. 1.800 korrigeret for ekspansionen i udenlandske enheder. Der var ved årets udgang indgået aftale med yderligere 500 medarbejdere om fratrædelse på et senere tidspunkt.



- Forandring er altid svær. Men det har gjort os stærkere og bedre. Nu kan jeg dårligt huske, hvordan det var før...

Henrik Knudsen
har været ansat i BG Bank siden 1985.

Den oprindelige intention om en personalereduktion på 3.500 personer over en tre-års periode fastholdes.

Antallet af filiallukninger fulgte planerne med 73 lukninger i det danske filialnet. For 2002 planlægges yderligere filiallukninger.

Der blev i 2001 afholdt 1,7 mia. kr. i fusionsomkostninger, hvoraf ca. 0,7 mia. kr. blev anvendt til fratrædelsesordninger, mens 1,0 mia. kr. blev anvendt til afvikling af IT- og andre kontraktforhold. Der resterede dermed ved årets udgang 0,7 mia. kr. af den oprindelige fusionshensættelse på 2,4 mia. kr.

Som led i fusionsaktiviteterne blev BG Factoring A/S, BG Garanti Forsikringsselskab A/S og BG Bank International S.A., Luxembourg solgt i løbet af 1. halvår 2001. Koncernens pensionsselskab Danica købte BG Pension A/S af Topdanmark A/S.

Banken revurderede i 2001 sammen med Post Danmark den hidtidige samarbejdsaftale mellem BG Bank og Post Danmark. Det blev aftalt ikke at videreføre aftalen om etablering af fællesfilialer. Banken og Post Danmark indgik i stedet en aftale, hvorefter kunder i Danske Bank og BG Bank kan få udført mindre komplicerede banktransaktioner på de 1.050 danske posthuse.

I forbindelse med myndighedernes behandling af fusionen gav banken Konkurrencerådet en række tilsagn, som den indfriede i 2001. Enkelte tilsagn, nemlig nedbringelse af bankens ejerandel i Københavns Fondsbørs, Værdipapircentralen og Pengeinstitutternes BetalingsSystemer, skal først være opfyldt på et senere tidspunkt, og koncernen arbejder på at indfri også disse tilsagn.

Som meddelt ved fusionen vil Danske Bank koncernen arbejde med to bankbrands i Danmark. Det skyldes ønsket om at fastholde flere forskellige profiler på markedet. I efteråret 2001 blev iværksat en kampagne, der skal repositionere BG Bank i det danske bankmarked. Banken fik blandt andet nyt design, som har fælleselementer med koncerndesignet.

Danske Bank aktien

Antallet af udstedte Danske Bank aktier blev i 2001 nedsat fra 759.219.747 til 732.000.000 à 10 kr. stykket. Ændringen skyldes væsentligst aktietilbagekøb i november 2000 foranlediget af koncernens reducerede målsætning for kernekapitalprocenten.

DANSKE BANK AKTIEN	2001	2000*	2000
Gennemsnitligt antal udestående aktier i året	732.000.000	757.315.720	527.976.027
Antal udestående aktier, ultimo året	732.000.000	722.633.250	722.633.250
Antal udstedte aktier, ultimo året	732.000.000	759.219.747	759.219.747
Antal aktier berettiget til udbytte			
ultimo marts året efter	732.000.000	768.586.497	768.586.497

* Proforma

På generalforsamlingerne i RealDanmark den 26. marts 2001 og i Danske Bank den 27. marts 2001 blev den juridiske fusion mellem de to selskaber vedtaget med virkning fra 1. januar 2001. Den nødvendige godkendelse fra økonomiministeren blev opnået umiddelbart efter generalforsamlingerne. Primo april blev aktierne i RealDanmark afnoteret på Københavns Fondsbørs. De RealDanmark aktier, der ikke var blevet ombyttet til Danske Bank aktier i november 2000, havde ret til fuldt udbytte og blev ombyttet til Danske Bank aktier umiddelbart efter fusionsvedtagelsen. Derved blev aktiekapitalen udvidet med 94 mio. kr. Kapitalnedsættelsen i forbindelse med de i 2000 gennemførte aktietilbagekøb på 5 mia. kr. blev effektueret efter proklamafristens udløb i juni 2001.

DANSKE BANK AKTIEN	2001	2000
Total markedsværdi, ultimo året, mia. kr.	98.9	107.7
Årets resultat pr. aktie, kr.	11.9	8.2
Udbytte pr. aktie, kr.	4.75	4.40
Indre værdi pr. aktie, kr.	78.0	70.5
Kurs/Indre værdi pr. aktie	1.7	2.0

Alle aktier har samme rettigheder, herunder stemmeret. Aktien er noteret på Københavns Fondsbørs og indgår i KFX-indekset over de 20 mest omsatte aktier.

Markedsværdien af de udstedte aktier udgjorde ultimo året 98.9 mia. kr.


Månedlig
omsætning mio. kr.
Kurs
5.000
4.000
3.000
2.000
1.000
0
180
160
140
120
100
80
jan 00
jan 01
Omsætning (kursværdi)
Kurs

Udviklingen i omsætningen i Danske Bank aktien i 2001 over Københavns Fondsbørs fremgår af grafen til venstre.

Aktiekursen var ultimo december 2000 på 141,8 og ultimo december 2001 på 135,1 svarende til et kursfald på 4,8 pct. Kursudviklingen igennem 2001 fremgår også af figuren.

Aktionærerne havde således i 2001 et samlet negativt afkast på 1,7 pct. sammensat af et kurstab på 4,8 pct. og et udbytte svarende til 3,1 pct. af aktiens kursværdi primo 2001.

I overensstemmelse med bankens målsætning om at udbetale udbytte i niveauet 40 pct. af årets overskud efter skat indstiller bestyrelsen til generalforsamlingen, at der i 2002 udbetales 4,75 kr. i udbytte pr. Danske Bank aktie for året 2001 eller i alt 3.477 mio. kr.

DANSKE BANK KONCERNENS RATINGS	Kortfristet	Langfristet
Moody's	P-1	Aa2
Standard & Poor's	A-1+	AA-
FITCH IBCA	F1+	AA-
Obligationer udstedt af Realkredit Danmark A/S:		
Moody's		Aaa

I 2001 opgraderede de internationale ratingbureauer Danske Banks eksterne langfristede og kortfristede ratings. Realkredit Danmarks obligationer blev tildelt den højest opnåelige rating på Aaa.

Aktionærer og generalforsamling

Ved årets udgang havde tre aktionærer meddelt, at de besad mere end 5 pct. af aktiekapitalen. Det var Arbejdsmarkedets Tillægspension, Hillerød, Tank- og Ruteskibe i Interessentskab, København, og Foreningen RealDanmark, København. Sidstnævnte meddelte i marts 2001, at man havde nedbragt sin aktiebesiddelse til under 15 pct. i overensstemmelse med de planer, der blev fremlagt i efteråret 2000. Banken vurderer, at omkring 1/3 af aktiekapitalen besiddes af aktionærer uden for Danmark.

Aktionærerne blev i 2001 orienteret om bankens udvikling på den ordinære generalforsamling den 27. marts og på 24 aktionærmøder i større danske byer. Over 16.500 aktionærer deltog i møderne.

Invitation til generalforsamlingen annonceres i dagspressen, og samtlige 270.000 navneregistrerede aktionærer modtager Aktionærnyt med informationer om blandt andet årets resultat samt tid og sted for generalforsamlingen. Hertil kommer, at banken løbende opfordrer større aktionærer til at deltage i generalforsamlingen. På generalforsamlingen 2001 var 33,5 pct. af aktiekapitalen repræsenteret. Der var givet fuldmagt til bestyrelsen for et begrænset antal stemmer, og disse fuldmagter var i overensstemmelse med fast praksis i banken kun gældende for dette ene møde.

Bankens ledelse deltog i 2001 i en lang række orienteringsmøder for investorer og aktieanalytikere i Danmark og internationalt, hvortil kom en række andre aktiviteter inden for Investor Relations. Den nyeste præsentation af koncernen over for analytikere er altid tilgængelig på hjemmesiden www.danskebank.dk.

Regnskabsmeddelelserne vedrørende året 2000, 1. kvartal 2001, 1. halvår 2001 og 1.-3. kvartal 2001 samt øvrige fondsbørsmeddelelser var tilgængelige på hjemmesiden umiddelbart efter offentliggørelsestidspunktet. Aktionærerne blev også orienteret om bankens udvikling gennem de to udsendelser af Aktionærnyt.

De væsentligste fondsbørsmeddelelser i 2001*)

10. januar
Danske Bank samler sine ejendomsmægleraktiviteter i home

22. februar
Årets resultat i Danske Bank: 4.716 mio. kr.

15. marts
Danske Bank udsteder ny supplerende kapital i euro

27. marts
Danske Banks ordinære generalforsamling

27. april
Danske Bank sælger BG Factoring og BG Garanti

3. maj
Resultat på 2.359 mio. kr. efter skat i første kvartal 2001

14. maj
Danske Bank udsteder ny supplerende kapital i pund sterling

27. juni
Bankdirektør Søren Møller Nielsen går på pension

29. juni
Kapitalnedsættelse i Danske Bank

16. august
Resultat på 4.355 mio. kr. efter skat i første halvår 2001

25. oktober
Resultat i de første tre kvartaler af 2001: 6.984 mio. kr. efter skat

15. november
Ændret organisationsstruktur - etablering af eksekutivkomité

27. november
Danske Bank udsteder supplerende kapital i euro

*) *En fuld gengivelse af samtlige årets fondsbørsmeddelelser og pressemeddelelser er tilgængelig på hjemmesiden www.danskebank.dk*


- I virkeligheden handler det om god timing.
Jeg sørger for, at koncernens specialister
kommer på banen på det rigtige tidspunkt.
Det er dem, der skal i fokus - ikke mig.
Lone Ellersgård
har ansvaret for Danske Bank koncernens pressepolitik
og for det 200 mand store talsmandskorps.

Relationer til kunder og offentlighed

Det er ledelsens målsætning, at Danske Bank koncernen opbygger gode og varige relationer til kunder og til offentligheden, hvilket koncernens kerneværdier på samme tid både illustrerer og udgør grundlaget for.

Danske Bank koncernen ønsker gennem sin kommunikation at skabe et korrekt billede af koncernens resultater og aktiviteter. Koncernen anser et konstruktivt samspil med såvel de trykte som de elektroniske medier for et vigtigt element i sin virksomhedsdrift og tilstræber derfor åbenhed inden for de grænser, som sættes af lovgivningen for pengeinstitutter og af de konkurrencemæssige forhold.

Det tilstræbes at holde koncernens målgrupper - herunder kunder, potentielle kunder, aktionærer, politiske beslutningstagere og medier - løbende orienteret om koncernens udvikling. Det er koncernens ønske gennem udstrakt tilgængelighed og målrettet kommunikation at sikre offentlighedens forståelse og accept af koncernens dispositioner. Tilgængeligheden kommer blandt andet til udtryk gennem målsætningen om hurtig reaktion fra koncernens chefgruppe på henvendelser fra medier. Herudover giver koncernens hjemmesider på internettet, annoncer og en vifte af trykte publikationer kunder og offentlighed mulighed for at følge koncernens aktiviteter. Gennem en central intern informationsvirksomhed, blandt andet på koncernens Intranet, sikres det, at alle medarbejdergrupper løbende holdes velinformerede om koncernens mål og aktiviteter.

I Danske Bank, BG Bank, Realkredit Danmark, Fokus Bank og i det svenske filialnet opretholdes et antal råd, der er sammensat af de pågældende brands erhvervs- og privatkunder, og som bidrager til at skabe kontakt mellem koncernen og de lokale samfund.

Koncernen har et højt ambitionsniveau, også for privatkundebetjeningen. Alligevel kan det ikke undgås, på grund af det meget betydelige antal transaktioner som gennemføres hver dag, at der opstår situationer, hvor kunder ikke er tilfredse med bankens ydelser. Alle henvendelser og klager i den forbindelse bliver behandlet af banken med stor alvor, ligesom private kunder har adgang til at klage til Pengeinstitutankenævnet. I forhold til forretningsomfanget er antallet af ekspeditioner, der ikke forløber til kundernes tilfredshed, på et endog meget lavt niveau.

Bankens årlige undersøgelse af kundetilfredshed blandt danske erhvervskunder viste stor tilfredshed med banken. Erhvervskunderne var samtidig blevet mere tilfredse med banken og dens produkter. Fra 2002 gennemføres undersøgelser vedrørende udviklingen i tilfredsheden blandt private kunder.

I den årlige undersøgelse af kundetilfredshed blandt svenske bankkunder, der gennemføres af et uafhængigt analyseinstitut, blev bankens svenske filialnet kåret som den bank i Sverige, der havde flest tilfredse kunder inden for både erhvervs- og privatkundesegmentet.

Incitamentsprogrammer

I maj 2001 lancerede Danske Bank et nyt incitamentsprogram for ledere og øvrige medarbejdere. Programmet tager udgangspunkt i koncernens værdiskabelse og består af fire elementer: aktieoptioner, betingede aktier, medarbejderaktieordning og kontant bonus. Udmålingen baseres på en vurdering af den enkelte medarbejders indsats og afhænger desuden af områdernes finansielle resultat og andre mål for værdiskabelsen.

Aktieoptionsprogrammet og det betingede aktieprogram blev foreløbigt indført for en tre-årig periode, ligesom medarbejderaktieprogrammet løber over en tre-årig periode.

Aktiehonoreringsprogrammerne vil ikke medføre udvanding af de cirkulerende aktier, idet tildelingen af aktier vil ske over koncernens beholdning af egne aktier. Såvel aktieoptioner som egne kapitalandele optages i regnskabet efter de almindelige regnskabsbestemmelser. Hensættelse til medarbejderbonus og betingede aktier foretages løbende, hvorimod eventuelle omkostninger til medarbejderaktieordning udgiftsføres ved årsregnskabsafslutningen.

Medarbejderaktieprogrammet er etableret således, at koncernen henlægger 5 pct. af den ubrudte fremgang i basisindtjeningen udover 10 pct. og tilbyder medarbejderne køb af aktier med en rabat på 50 pct. Den årlige henlæggelse er maksimeret til 100 mio. kr. Grundlaget for beregningen er den proformakonsoliderede basisindtjening for år 2000, svarende til 9.145 mio. kr. Der blev på den baggrund i 2001 udgiftsført et beløb på 12 mio. kr. til brug for medarbejderaktieordningen.

Det er besluttet at justere kriteriet for koncernens henlæggelse til medarbejderaktieprogrammet, således at der for 2002 og 2003 vil blive henlagt 5 pct. af den ubrudte fremgang i basisindtjeningen, maksimalt 100 mio. kr. årligt.

En bred kreds af chefer og specialister deltager i et program baseret på betingede aktier, som første gang tildeles som en andel af den for 2001 optjente bonus. Aktierne henlægges for medarbejdernes risiko og er på betingelse af fortsat ansættelse til disposition efter en tre-årig periode. For 2001 er der udgiftsført 50 mio. kr. under „Udgifter til personale og administration" til henlæggelse til betingede aktier.

Koncernens øverste daglige ledelse deltager i aktieoptionsprogrammet. I 2001 var omkring 50 af koncernens chefer, herunder bankens direktion, omfattet af programmet. Udstedte optioner indebærer en ret til at købe aktier i banken inden for en periode på mellem tre til syv år fra tildeling, forudsat ansættelse i koncernen. Køberetten fastsættes på baggrund af gennemsnitskursen for Danske Bank aktier 20 børsdage efter offentliggørelse af årsrapporten med tillæg af 10 pct. Det er hensigten, at programmet i 2002 skal udvides til at have en deltagerkreds på op til 100 af koncernens chefer.

For regnskabsåret 2000 blev der i foråret 2001 tildelt i alt 793.140 optioner, heraf 139.050 til direktionen. Tildelingskursen var 152,89, svarende til gennemsnittet af børskursen i maj 2001 tillagt 10 pct. Omfanget af tildelte aktieoptioner for regnskabsåret 2001 offentliggøres i forbindelse med Danske Banks regnskab for 1. kvartal 2002.

AKTIEOPTIONER	Antal			Tildelingskurs	Markedsværdi*) (Mio. kr.)	Udnyttelsestidspunkt
	Direktion	Øvrige	Ialt			
Tildelt i 2001	139.050	654.090	793.140	152,89		1. april 2004-2008
Udløbet/annulleret	-	16.190	16.190	-		-
Udestående ultimo 2001	139.050	637.900	776.950	-	23	1. april 2004-2008

*) Opgjort efter Black & Scholes formel

Bestyrelsens og direktionens samlede beholdning af Danske Bank aktier (eksklusive optioner) udgjorde ved udgangen af 2001 i alt 88.207 stk.

Medarbejdere

Danske Bank koncernen anser udviklingen af medarbejdernes kompetencer som en væsentlig forudsætning for, at der kan skabes værdi for kunder og aktionærer.

Der blev i 2001 anvendt i alt 2,4 pct. af lønsummen på aktiviteter inden for uddannelses- og personaleudviklingsområdet. En betydelig del heraf relaterede sig til fusionsaktiviteter og aktiviteter i forbindelse med omlægning af IT-systemer.

Selv om aktiviteterne i forbindelse med omlægning af IT-systemer i BG Bank og Fokus Bank beslaglagde betydelige ressourcer, opretholdt koncernen et højt aktivitetsniveau på uddannelsesområdet. Det gjaldt alle typer uddannelsesaktiviteter, herunder e-learning, der sætter medarbejderne i stand til at tilegne sig viden i eget tempo, uafhængigt af tid og sted. Medarbejderne kunne vælge mellem knap 300 interne faglige kurser, og der blev gennemført 26.000 interne uddannelsesdage. De interne aktiviteter blev suppleret med 3.300 eksterne uddannelsesdage.

Omlægningen af BG Banks IT-systemer i august til den fælles koncernplatform blev understøttet af et intensivt uddannelses- og udviklingsforløb omfattende medarbejdere i begge de danske brands. Der blev i denne sammenhæng gennemført mere end 40.000 traditionelle uddannelsesforløb og et tilsvarende antal e-learning forløb. Omlægningen af systemerne i Fokus Bank stillede også store krav til medarbejdernes uddannelsesaktivitet - både i Norge og Danmark.

Koncernens ledere tilbydes et differentieret og målrettet udbud af lederudviklingsmoduler. Programmet er tilrettelagt således, at lederne hurtigt og effektivt kan udvikle deres kompetencer på de områder, der er særligt vigtige for de pågældende. Omkring 1.000 ledere deltog i koncernens interne lederudviklingskurser i 2001. Mange ledere og medarbejdere deltog i 2001 i kurser på topniveau på førende Business Schools.


- Jeg kan godt lide. at kunderne kommer for at tale med mig - og ikke for at tale med den første den bedste.
Gitte Risom
er 2. års elev i Middelfart og skal vælge retning til august.

De generelle aktiviteter på personaleområdet var i 2001 domineret af fusionen mellem Danske Bank og RealDanmark og de deraf afledte personalereduktioner. I den forbindelse blev blandt andet etableret en jobbank, der støttede medarbejdernes mulighed for såvel intern som ekstern rokering. Tilsvarende blev der indgået aftale med et eksternt konsulentbureau, som kunne rådgive de medarbejdere, der forlod koncernen. En anden væsentlig aktivitet på personaleområdet var arbejdet med at harmonisere personalevilkår på tværs af organisationen.

Koncernen anvendte også i 2001 betydelige ressourcer på organisationsudvikling blandt andet gennem teamudvikling, arbejdsklimamålinger og andre interne undersøgelser. I en intern måling blandt medarbejdere i Danske Bank, tilkendegav 90 pct. af medarbejderne tilfredshed eller megen tilfredshed med at arbejde i koncernen, mens under 5 pct. tilkendegav utilfredshed. En analyse viser, at Danske Bank hos landets økonomistuderende betragtes som den klart mest attraktive arbejdsplads i den finansielle sektor.

I løbet af 2001 gennemførte koncernen og personaleorganisationerne drøftelser om en fælles overenskomst til afløsning af de mange forskellige overenskomster, der blev anvendt i de virksomheder, som indgik i fusionen. Lige før årsskiftet blev der indgået en aftale, som i slutningen af februar 2002 sendes til urafstemning blandt medarbejderne med det formål at få en fælles koncernoverenskomst fra april 2002.

Løbende strukturelle tilpasninger må forventes at betyde en fortsat reduktion i antallet af medarbejdere om end i et aftagende tempo. Koncernen vil desuagtet løbende foretage nyansættelser med henblik på til stadighed at fastholde en optimal medarbejdersammensætning, herunder ikke mindst en sammensætning, der matcher kundernes forventninger.

Informationsteknologi

Informationsteknologi står centralt i Danske Bank koncernen. Det gælder ikke mindst for kvaliteten af den betjening, der tilbydes koncernens godt 3 mio. private kunder og knapt 300.000 erhvervskunder. Anvendelse af informationsteknologi er afgørende inden for produktudvikling, lancering af nye distributionskanaler og i forbindelse med automatisering af arbejdsprocesser.

Koncernen tildeler IT-området betydelige ressourcer, og der er i de seneste 10 år anvendt meget betydelige beløb i opbygningen og den løbende udbygning af koncernens IT-platform. Platformen er et strategisk omdrejningspunkt for stort set alle bankens forretningsaktiviteter og er - sammen med motiverede og kompetente medarbejdere - de væsentligste forudsætninger for koncernens fremgang.

Omkostningerne i forbindelse med udvikling af IT-løsninger udgør en meget betydelig andel af de samlede omkostninger i den finansielle sektor, og der er betydelige stordriftsfordele på området. En omkostningseffektiv IT-anvendelse og -udvikling var derfor en væsentlig drivkraft bag ønsket om fusion mellem Danske Bank og RealDanmark.

Fælles IT-platform

Koncernen har forretningsaktiviteter på en lang række forskellige markeder, og produkterne distribueres gennem en række fysiske og elektroniske salgskanaler. Teknisk understøttes disse af den fælles, centrale IT-platform, der bygger på det såkaldte multi-currency princip, og som er i drift 24 timer i døgnet, året rundt.

Det muliggør en effektiv betjening af bankens kunder på tværs af forretningsområder, landegrænser og distributionskanaler, ikke mindst for de 700.000 private kunder og 100.000 virksomheder i Danmark og udlandet, der bruger bankens selvbetjeningssystemer.

Koncernens udvikling af nye produkter til de forskellige distributionskanaler kræver blot udvikling af ét grundsystem, hvorefter der kan udvikles nye grænseflader oven på eksisterende produktsystemer. Koncernens fælles IT-platform understøtter dermed en udviklingsproces med en høj grad af komponentgenbrug og reduceret time-to-market for nye produkter og services.

Med et velintegreret IT-system har koncernen større mulighed for hurtigt at efterkomme kundernes behov for finansielle produkter og målrette markedsføringen. Der blev på den baggrund i 2001 etableret et ambitiøst udviklingsprojekt inden for såkaldt Customer Relationship Management (CRM).

En anden væsentlig bevæggrund for brugen af en fælles, central IT-platform er, at der opnås et højt sikkerhedsniveau gennem integrerede autorisations- og adgangskontroller, herunder digitale sikkerhedssignaturer. Hertil kommer en effektiv intern styring gennem integreret risiko-, likviditets-, positions- og limitstyring baseret på et fælles, konsolideret og realtidsopdateret datagrundlag.

Driftsbesparelser

Den fælles IT-platform er grundlaget for realiseringen af en række af de driftsbesparelser og synergier, banken har opnået ved de foregående års køb af Östgöta Enskilda Bank i Sverige, Fokus Bank i Norge og senest gennem fusionen med RealDanmark koncernen.

Som følge af omlægningerne af BG Banks og Fokus Banks systemer til den fælles koncernplatform i efteråret 2001 ventes i 2002 realiseret synergier og driftsbesparelser inden for IT-området i størrelsesordenen 1 mia. kr. Der er planlagt en omlægning af IT-systemerne i Realkredit Danmark A/S, Danske Bank International S.A., Luxembourg og Danske Banks afdeling i New York med yderligere driftsbesparelser og forbedret risikostyring til følge.

Den fælles koncernplatform har de senere år muliggjort centralisering og effektivisering af en lang række administrative procedurer, der hidtil er udført i koncernens filialnet.

For kunderådgiverne i filialnettet har digitaliseringen af de papirbaserede kundemapper betydet en højere effektivitet og været grundlag for en forbedret betjening af kunderne. Uanset kundens valg af kontaktpunkt – filial eller telefon (call center) – har alle rådgivere i banken i dag de samme informationer om kunden til rådighed.

Driften af koncernens centrale IT-driftsopgaver er outsourcet til det delejede DMdata a/s, som varetager tilsvarende opgaver for andre internationale koncerner.


- Fusion handler om at opnå synergi - også når vi taler om systemer og arbejdsprocesser.
Erik Andreasen
koordinerede 150 projekter, da BG Banks IT-systemer blev konverteret til Danske Banks platform.

Organisation og ledelse

Ledelsen af Danske Bank koncernen sker på grundlag af dansk ledelsespraksis og lovgiving, herunder pengeinstitutlovgivningen.

Bestyrelsen har ansvar for at udnævne direktionen, der udgør den daglige ledelse samt godkende koncernens strategier og drøfte spørgsmål af principiel karakter med den daglige ledelse. Herudover er det bestyrelsens opgave at sikre, at koncernens forretningsrisici er forsvarlige, at fastsætte rammer for koncernens samlede risici og grundlag for kontrolaktiviteter samt kontrollere overholdelsen heraf.

Bestyrelsen har i en forretningsorden truffet nærmere bestemmelse om udførelsen af sit hverv. Forretningsordenen, der årligt gennemgås og revurderes af bestyrelsen, er udfærdiget i overensstemmelse med lovgivningens og Finanstilsynets forskrifter og indeholder nærmere retningslinier for bestyrelsens arbejde, herunder formandens respektive formandskabets opgaver.

Forretningsordenen regulerer tillige direktionens kompetence og samspillet mellem bestyrelse og direktion, herunder direktionens pligt til at forelægge konkrete sager for bestyrelsen i en række forhold. Det gælder blandt andet engagementsansøgninger af nærmere defineret omfang og herudover sager af usædvanlig art eller af stor betydning. Endvidere indeholder forretningsordenen regler om løbende rapportering til bestyrelsen om væsentligere forhold. Omfattet heraf er rapportering vedrørende bankens balance- og driftsmæssige udvikling samt kredit- og markedsrisici i forhold til de af bestyrelsen fastsatte principper og limits.

Direktionen og eksekutivkomiteens interne arbejdsdeling er ligeledes godkendt af bestyrelsen.

Bestyrelsesmøder afholdes en eller to gange om måneden efter en for hvert kalenderår fastsat mødeplan. En à to gange om året afholdes møder af længere varighed med henblik på drøftelse af koncernens strategiske overvejelser.

Der er af bestyrelsen nedsat et antal udvalg, der følger særlige områder eller forbereder sager, der efterfølgende behandles i den samlede bestyrelse. Nedsættelsen af udvalgene indebærer ikke nogen ændring i bestyrelsens eller direktionens kompetence og ansvar eller i andre koncernselskabers selskabsretlige kompetence og ansvar.

Bestyrelsen har som rådgivende organ et repræsentantskab, der virker som bindeled og kontaktflade i forhold mellem banken og dens kunder samt hele det danske samfund i erhvervsmæssige, kulturelle, politiske og sociale relationer. Repræsentantskabet består af mindst 24 og højst 50 medlemmer. Møder i repræsentantskabet afholdes som regel halvårligt i forbindelse med offentliggørelse af årsregnskab og halvårsregnskab. Repræsentantskabet kan ikke i forhold til bestyrelsen træffe bindende beslutninger, og bestyrelsen overvejer selvstændigt eventuelle forslag og anbefalinger fra repræsentantskabet.

Bestyrelsens sammensætning

Bestyrelsens medlemmer repræsenterer en bred forretningsmæssig viden og erfaring. Det er bestyrelsens ambition løbende at tilsikre en sammensætning af bestyrelsen, der afspejler den fornødne kompetence og professionelle erfaring under hensyn til kompleksiteten i bankens aktiviteter. I forbindelse med indtræden i bestyrelsen får nye bestyrelsesmedlemmer en introduktion om banken og bestyrelsesarbejdet, ligesom der tilbydes nye medlemmer relevant supplerende uddannelse.

I forbindelse med fusionen mellem Danske Bank og RealDanmark blev bankens hidtidige 10 generalforsamlingsvalgte bestyrelsesmedlemmer suppleret med fem medlemmer foreslået af RealDanmark. Endvidere blev bankens fem medarbejderepræsentanter for en overgangsperiode indtil udskrivelse af valg af medarbejderrepræsentanter suppleret med tre medarbejderrepræsentanter fra RealDanmark. Bestyrelsen bestod herefter af i alt 24 medlemmer, heraf 15 generalforsamlingsvalgte og otte medarbejdervalgte medlemmer samt ét medlem udpeget af økonomiministeren.

Det var et led i fusionsaftalen, at antallet af bestyrelsesmedlemmer inden for en kortere årrække skulle søges reduceret.

Ved bankens ordinære generalforsamling den 27. marts 2001 fratrådte adm. direktør Kjeld Kirk Kristiansen og direktør Palle Marcus bestyrelsen, og samtidig blev direktør Eivind Kolding valgt til bestyrelsen. Bestyrelsen konstituerede sig med direktør Poul J. Svanholm som formand og direktør Jørgen Nue Møller som næstformand.

Tre af de medarbejdervalgte medlemmer, prokurist Jørgen Andersen, ekspeditionssekretær Per Alling Toubro og assistent Solveig Ørteby, valgt i henhold til vedtægterne med funktionsperiode indtil udskrivelse af valg af medarbejderrepræsentation, er fratrådt ved valgets udskrivelse den 29. januar 2002 og deltager indtil den kommende ordinære generalforsamling som observatører i bestyrelsesmøderne.

Efter den ordinære generalforsamling den 19. marts 2002 vil bestyrelsen forventeligt bestå af i alt 22 medlemmer, heraf 14 generalforsamlingsvalgte, syv medarbejderrepræsentanter valgt efter de almindelige regler herom samt ét medlem udpeget af økonomiministeren.

De generalforsamlingsvalgte medlemmer af bestyrelsen vælges for fire år ad gangen. Hvert år afgår dog mindst to af disse, udvalgt blandt bestyrelsesmedlemmer der har fungeret længst, regnet fra de pågældendes seneste valg. Genvalg kan finde sted. Bestyrelsesmedlemmer udtræder senest af bestyrelsen på den første ordinære generalforsamling efter det fyldte 70. år.

Bestyrelsen aflønnes med et fast honorar og er ikke omfattet af koncernens incitamentsprogrammer. Bestyrelseshonoraret udgør p.t. 250.000 kr. årligt. Formanden modtager tredobbelt honorar og næstformanden dobbelt honorar. For medlemskab af bestyrelsesudvalg ydes halvt bestyrelseshonorar. Intet bestyrelsesmedlem kan modtage et samlet honorar på mere end to gange bestyrelseshonoraret. Medlemmer af formandsskabet kan dog modtage indtil fire gange bestyrelseshonoraret.

Organisation

Ved fusionen mellem Danske Bank og RealDanmark blev koncernen organiseret i seks forretningsområder, herunder en række datterselskaber, hvortil kom koncernens stabsfunktioner. Med henblik på at optimere stordriftsfordele samt reducere behovet for intern koordinering på tværs af forretningsområder indførte banken fra årets slutning en ny organisation, der omfatter etablering af en Eksekutivkomité samt samling af aktiviteterne fra en række forretningsområder i landeområder. Eksekutivkomitéen får til opgave at koordinere ledelsesopgaverne i koncernen.

I den nye organisationsstruktur vil forretningsenheder i koncernen have ansvar for, at kunderne tilbydes de bedst mulige produkter. I den forbindelse vil forretningsenhederne kunne udbygge deres tilbud til kunderne ved at indgå kontrakter med eksterne leverandører af finansielle produkter. Herved styrkes koncernens muligheder for - også fremover - at tilbyde kunderne de bedste finansielle løsninger.

Organisationstilpasningen omfatter sammenlægning af Detailbanken og væsentlige dele af Engrosbanken samt en række kundevendte områder i Kapitalforvaltningsområdet. Herefter vil koncernens bankaktiviteter være organiseret med udgangspunkt i en enhedsorganisation i hvert af de lande, hvor banken har forretningssted.

Danske Capital vil som en division i banken fremover alene have ansvar for porteføljeforvaltning af private og institutionelle formuer.

Danske Markets vil fortsat have globalt ansvar for koncernens handel med rente-, valuta- og likviditetsinstrumenter.

Koncernens aktiviteter inden for livsforsikring og realkredit blev ikke berørt af organisationsændringen. Danica og Realkredit Danmark vil også fremover - på linie med Danske Capital - foruden at være leverandør af en række produkter til bankens kunder, markedsføre løsninger direkte til egne kunder.

Danske Securities, som pr. 1. juli 2001 blev udskilt som et selvstændigt svensk datterselskab, berøres heller ikke af organisationsændringen.

Oganisationsændringen indebar også en forenkling af koncernens direktionsstruktur. Under forudsætning af generalforsamlingens godkendelse vil direktionen i Danske Bank koncernen fremover bestå af minimum to medlemmer, mod tidligere minimum fire medlemmer. Da organisationsændringen trådte i kraft pr. 15. november, blev antallet af direktører reduceret fra otte til fire. Direktionen vil efter generalforsamlingen bestå af ordførende direktør Peter Straarup og de viceordførende direktører Kjeld Jørgensen og Jakob Brogaard, idet Sven Lystbæk udtræder af direktionen.

Koncernens nye organisation, som er implementeret fra indgangen til 2002, fremgår af diagrammet side 122.

Rapportering for 2001

For året 2001 følger rapporteringen for Danske Bank koncernen den organisationsstruktur, der var gældende primo 2001.

Efter fusionen blev koncernens samlede risikoprofil reduceret, og allokering af kapital til de enkelte forretningsområder blev reduceret fra 7,0 pct. til 6,5 pct. af forretningsområdets risikovægtede poster med virkning fra 2001.

De anførte sammenligningstal for 2000 i beretningsdelen er ureviderede konsoliderede proformatal for Danske Bank og RealDanmark koncernerne. I regnskabsdelen (fra side 86) omfatter sammenligningstallene for 2000, jævnfør anvendt regnskabspraksis, alene Danske Bank.

BASISINDTJENING FØR HENSÆTTELSER (Mio. kr.)	2001	2000*
Detailbank	4.863	3.545
Realkredit	2.321	1.475
Engrosbank	3.272	2.962
Investmentbank	-312	242
Kapitalforvaltning	1.046	1.140
Liv og Pension	1.039	778
Øvrige områder	-197	103
Koncernen i alt	12.032	10.245

* Proforma

Detailbank

Detailbanken varetager i 2001 koncernens forretninger med privatkunder samt de erhvervskunder, der betjenes gennem filialnettet i Norden. Detailbanken driver forretning under en række varemærker – "brands" – herunder Danske Bank og BG Bank i Danmark, Fokus Bank i Norge samt Östgöta Enskilda Bank og Provinsbankerne i Sverige.

(Mio. kr.)	2001	2000*	Forskel i pct.
Basisindtægter	15.674	14.583	7
Driftsomkostninger og afskrivninger	10.811	11.038	-2
Basisindtjening før hensættelser	4.863	3.545	37
Risikovægtede poster (gns.)	247.723	202.593	22
Allokeret kapital (gns.)	16.102	14.172	14
Basisindtjening før hensættelser i pct. af allokeret kapital	30,2	25,0	
Omkostninger i pct. af basisindtægter	69,0	75,7	

* Proforma

Risikovægtede poster på 24 mia. kr. blev i 2001 overflyttet fra Engrosbanken

Detailbanken fortsatte i 2001 sin resultatfremgang. Basisindtjeningen før hensættelser steg fra 3.545 mio. kr. i 2000 til 4.863 mio. kr. i 2001. Omkostninger i pct. af basisindtægter faldt fra 75,7 pct. til 69,0 pct. Detailbanken forrentede den allokerede kapital tilfredsstillende med 30,2 pct. I 2001 var detailbankens aktiviteter fordelt på tre lande, Danmark, Norge og Sverige.

Danmark

(Mio. kr.)	2001	2000*	Forskel i pct.
Basisindisindtægter	13.270	12.123	9
Driftsomkostninger og afskrivninger	8.976	9.301	-3
Basisindtjening før hensættelser	4.294	2.822	52
Risikovægtede poster (gns.)	172.503	141.069	22
Allokeret kapital (gns.)	11.213	9.875	14
Basisindtjening før hensættelser i pct. af allokeret kapital	38,3	28,6	
Omkostninger i pct. af basisindtægter	67,6	76,7	

*) Proforma

De danske detailbankaktiviteter havde i 2001 en tilfredstillende basisindtjening før hensættelser på 4.294 mio. kr. Omkostningerne faldt med 3 pct., og i forhold til basisindtægterne faldt omkostningerne til 67,6 pct.


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Renteindtjeningen viste en god udvikling, omend rentemarginalen var under pres, overvejende fordi rentemarginalen for privatkunderne var vigende i 2. halvår 2001 som følge af udviklingen i det danske renteniveau. Rentemarginalen for erhvervskunder blev fastholdt på trods af renteudviklingen, fordi der blev gennemført en målrettet indsats for at tilpasse forholdet mellem pris og risiko for også dette kundesegment.

Den negative udvikling på aktiemarkederne medførte en svag udvikling i indtægterne fra gebyrer og kurtage ved handel med værdipapirer. Til gengæld havde Detailbanken et godt salg af realkreditprodukter især på grund af et markant fald i den korte rente, hvilket forøgede incitamentet til at omlægge traditionelle realkreditlån til FlexLån®. Salget af pensionsprodukter viste ligeledes en gunstig udvikling understøttet af en konkurrencedygtig kontorente og introduktionen af Danica Link produktet.

Udviklingen i Detailbankens ind- og udlån var påvirket af den samfundsøkonomiske afmatning. Udlånsvolumen steg kun svagt, og indlånsvolumen – også i sammenhæng med øget interesse hos kunderne for at investere deres frie midler i værdipapirer – holdt sig på et uændret niveau i forhold til året før.

I Danmark opererer koncernen under to brands på detailbankområdet: Danske Bank og BG Bank. Med de to velkendte brands er det muligt at udbygge de eksisterende kunderelationer og opnå en øget målrettethed i markedsføring og produktudbud. Den fælles IT-platform sikrer en effektiv betjening af kunderne på tværs af brands og distributionskanaler. I hver af de to bank brands blev til brug ved nyindretning af filialer introduceret en indretning, som understøtter de to brands' identitet.

Opretholdelsen af en særskilt identitet for de to brands var medvirkende til, at kundetallet udviklede sig tilfredsstillende. Kundeafgang som følge af fusionen var på et lavt niveau.

På trods af mange administrative aktiviteter som følge af fusionen mellem Danske Bank og RealDanmark, herunder BG Bank, og trods en stadig inten-

sivering af konkurrencesituationen i årets løb, havde Detailbanken i 2001 en tilfredsstillende kundeudvikling. Markedsandelen i Danmark for private kunder og erhvervskunder blev fastholdt. Inden for de forskellige segmenter af detailbankens forretningsområde har koncernen markedsandele på 35-40 pct.

Udviklingen på erhvervsområdet var tilfredsstillende. Bankens brede produktudbud til erhvervskunderne blev øget, specielt inden for realkredit, hvor der derfor var stor aktivitet.

Tilgangen af on-line kunder fortsatte i et højt tempo, og antallet af kunder med aftale om on-line betjening havde ved årets udgang passeret 700.000. Antallet af produkttilbud til Netbankkunderne blev øget, blandt andet blev det muligt at ansøge om privatlån med svar inden for få sekunder. Kunder med Netbank fik ligeledes adgang til en nyoprettet service, Investeringsbutikken, der for den aktive investor indeholder mange værktøjer, og som hidtil kun har været tilgængelig i det professionelle investeringsmarked.

I årets løb blev filialnettet reduceret med 73 filialer i tråd med de planer for filialreduktioner, som blev fremlagt på fusionstidspunktet. Samtidig hermed blev medarbejderantallet i filialnettet og i stabene løbende reduceret. Målsætningen for 2001 blev realiseret allerede omkring halvårsskiftet.

Omlægningen af IT-systemerne i BG Bank i august gjorde det blandt andet muligt at betjene alle koncernens bankkunder i samtlige filialer i begge koncernens bank brands. Omlægningen forløb særdeles tilfredsstillende.

I forbindelse med koncernens organisationsændring ved slutningen af året blev det besluttet at ændre på strukturen i bankorganisationens danske filialnet. Der etableres således en række regionale finanscentre, som har den nødvendige kompetence til rådgivning af større privat- og erhvervskunder. De øvrige privat- og erhvervskunder betjenes fortsat i filialnettet, der er specialiseret i at rådgive disse kundetyper. De allerstørste erhvervskunder betjenes stadig direkte fra hovedsædet. De danske kunder betjenes således

fremover gennem en række kanaler, der supplerer hinanden: Danske Banks filialnet, BG Banks filialnet, Netbanker, Kundelinien, der betjener begge bank brands, samt pengeautomater, hvor koncernen nu har en tæt dækning landet over. Hertil kommer Finanscentre samt en række centrale hovedsædeenheder. Danske kunder betjenes desuden fra andre dele af koncernen, herunder Realkredit Danmark og Danica.

Norge

(Mio. kr.)	2001	2000	Forskel i pct.
Basisindisindtægter	1.298	1.295	-
Driftsomkostninger og afskrivninger	1.024	917	12
Basisindtjening før hensættelser	274	378	-28
Risikovægtede poster (gns.)	35.141	31.710	11
Allokeret kapital (gns.)	2.284	2.208	3
Basisindtjening før hensættelser i pct. af allokeret kapital	12.0	17.1	
Omkostninger i pct. af basisindtægter	78.9	70.8	

Danske Banks detailbankaktiviteter i Norge, der drives under Fokus Bank navnet, viste fremgang i 2001. Basisindtjeningen før hensættelser faldt dog med 28 pct. til 274 mio. kr., hvilket ikke er tilfredsstillende set i lyset af koncernens forventninger til udviklingen i de norske forretninger. Opgjort som procent af basisindtægterne viste omkostningerne heller ikke helt den ønskede udvikling, blandt andet fordi omlægningen til Danske Bank koncernens centrale IT-systemer medførte en række engangsudgifter. Fokus Bank havde også omkostninger i forbindelse med fratrædelser. Bortses fra de anførte engangsforhold, faldt omkostningerne. Den allokerede kapital blev forrentet med 12,0 pct.

Markedsandelen i Norge udgjorde i niveauet 4 pct. Det samlede udlån blev fastholdt i 2001 med en pæn vækst inden for privatkundesegmentet og en reduktion i udlånet til erhvervskunder som følge af en målrettet indsats for at reducere bankens eksponering over for kunder, hvor banken fandt, at der ikke var et rimeligt forhold mellem afkast og risiko. Bankens marginaler var stigende.

Medarbejderne i Fokus Bank gjorde i samarbejde med deres danske kolleger en meget betydelig indsats i forbindelse med omlægningen af bankens systemer til Danske Bank koncernens centrale IT-platform, der blev gennemført uden gener for kunder eller bankens drift i øvrigt.

Fokus Bank ophørte med driften af fem filialer, hvor lønsomheden var utilfredsstillende, og hvor vækstpotentialet var begrænset. Det er bankens intention at ekspandere den norske bankforretning inden for geografiske områder, hvor der er grundlag for lønsom drift. I hele den norske bankorganisation vil der blive fokuseret på at etablere et varigt fundament for en høj, stabil rentabilitet.

Det regnskab for datterselskabet Fokus Bank, der er aflagt efter norske regler, viser også for 2001 underskud, idet det har været nødvendigt at foretage yderligere hensættelser på en række kundefordringer. Hensættelser i samme omfang har ikke været nødvendige i koncernens regnskab, fordi der allerede efter erhvervelsen i 1999 blev foretaget en gennemgang for at sikre, at aktiverne blev optaget i koncernregnskabet til værdier, der var i overensstemmelse med Danske Bank koncernens regnskabsprincipper. Gennemgangen medførte nedskrivning af værdien af en række fordringer m.v.



- Vi er jo i familie. Og Danske Bank er en god storebror - med finansielle muskler og spændende udenlandske søskende.

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var i 1994 med til at starte Hallands Provinsbank, som i dag er en del af Östgöta Enskilda Bank - Sveriges hurtigst voksende bank. Visionen er at være både lokal og global.

Sverige

(Mio. kr.)	2001	2000	Forskel i pct.
Basisindtægter	1.106	1.165	-5
Driftsomkostninger og afskrivninger	811	820	-1
Basisindtjening før hensættelser	295	345	-14
Risikovægtede poster (gns.)	40.078	29.814	34
Allokeret kapital (gns.)	2.605	2.089	25
Basisindtjening før hensættelser i pct. af allokeret kapital	11,3	16,5	
Omkostninger i pct. af basisindtægter	73,3	70,4	

Den svenske detailbankorganisation, der driver forretning blandt andet under navnene Östgöta Enskilda Bank og Provinsbankerne, havde i 2001 en god udvikling. Basisindtjeningen faldt dog med 14 pct. til 295 mio. kr. Faldet i den svenske kroneværdi over for danske kroner påvirkede basisindtjeningen før hensættelser negativt med 18 mio. kr. Den allokerede kapital blev forrentet med 11,3 pct. mod 16,5 pct. året før.

De internationale aktiekursfald slog kraftigt igennem på den svenske aktiebørs. Dette påvirkede fondshandlen negativt, og bankens provisionsindtægter fra værdipapirhandel viste et mærkbart fald. Derimod var der stigninger inden for provisioner vedrørende betalingsformidling og kurtage fra valutahandel.

Aktiekursfaldene havde også indflydelse på bankens omkostninger, idet der som følge af de svenske pensionsregler måtte indbetales 63 mio. kr. til den pensionsfond, der dækker medarbejdernes krav på fremtidig pension. Omkostningerne blev desuden påvirket af etableringen af yderligere tre nye kontorer i større svenske byer. Eksklusive indskuddet til Pensionsfonden var basisindtjeningen opgjort i svenske kroner således 9 pct. højere end i 2000.

De svenske udlån steg med 22 pct. til 46,0 mia. kr., mens indlånene steg med 3 pct. til 18,9 mia. kr. i et stærkt konkurrencepræget marked. Konkurrencen førte også til et vist pres på rentemarginalen.

Danske Bank koncernens markedsandel i Sverige udgjorde over 5 pct.

Realkredit

Realkredit omfatter i 2001 Danske Bank koncernens samlede aktiviteter inden for ejendomsfinansiering og omsætning af fast ejendom. Området udbyder i Danmark sine finansieringsløsninger gennem Realkredit Danmark, Danske Bank, BG Bank og home. Omsætningen af fast ejendom sker gennem mæglervirksomheden home.

(Mio. kr.)	2001	2000*	Forskel i pct.
Basisindtægter	3.663	2.817	30
Driftsomkostninger og afskrivninger	1.342	1.342	-
Basisindtjening før hensættelser	2.321	1.475	57
Risikovægtede poster (gns.)	217.853	214.241	2
Allokeret kapital (gns.)	14.160	14.997	-6
Basisindtjening før hensættelser i pct. af allokeret kapital	16,4	9,8	
Omkostninger i pct. af basisindtægter	36,6	47,6	

* Proforma

Realkredit havde i 2001 en basisindtjening før hensættelser på 2.321 mio. kr. mod 1.475 mio. kr. i 2000. Fremgangen på 57 pct. skyldes en stigning i bidragsindtægterne som følge af den stigende udlånsportefølje samt en forøget konverteringsaktivitet, især i 2. halvår.

Trods en mærkbar aktivitetsstigning fastholdt området sine driftsomkostninger og afskrivninger på niveau med 2000, og omkostningerne i procent af basisindtægterne blev derfor reduceret fra 47,6 pct. i 2000 til 36,6 pct. i 2001. Det anses for realistisk at nedbringe realkreditområdets omkostningsprocent til omkring 30 inden for en kortere årrække.

Målt i forhold til den allokerede kapital udgjorde områdets basisindtjening før hensættelser i 2001 16,4 pct. mod 9,8 pct. året før. Niveauet for afkastprocenten skal ses i forhold til den forholdsvis begrænsede risiko på udlånsporteføljen.

Realkredit Danmark oplevede i 2001 en kraftig vækst i antallet af låneansøgninger sammenlignet med året før. Stigningen i aktivitetsniveauet, som også var gældende for realkreditsektoren som helhed, var blandt andet drevet af det faldende renteniveau i årets sidste halvdel, og som var mest udpræget for obligationer med kort løbetid. Denne udvikling gjorde det fordelagtigt for låntagerne at vælge FlexLån®, såvel ved optagelse af nye lån som ved omlægning af bestående lån. FlexLån® udgjorde 56 pct. af samtlige udbetalte lån i 2001. Ved årets udløb bestod 25 pct. af den samlede låneportefølje af FlexLån®.

Koncernens markedsandel af det samlede danske realkreditudlån udgjorde uændret 37 pct. for året 2001.

Udlånsporteføljen i Danmark voksede til 448 mia. kr. ved udløbet af 2001 mod 420 mia. kr. ved årets begyndelse. Privatmarkedet stod for 63 pct. af den samlede volumenforøgelse, almen/privat boligudlejning for 11 pct., landbrug 5 pct. og byerhverv 21 pct. Den samlede udlånsportefølje ved årets udløb fordelte sig på privatmarkedet med 62 pct., almen/privat boligudlejning 21 pct., landbrug 5 pct. og byerhverv 12 pct.

Realkredit Danmarks låneportefølje er sikret ved pant i de belånte ejendomme. Som supplement hertil har Realkredit Danmark afdækket en væsentlig del af sin kreditrisiko ved tegning af tabsgaranti hos Danske Bank. Tabsgarantien omfatter lån for i alt ca. 112 mia. kr. Af den øvrige låneportefølje har i alt ca. 90 pct. pantsikkerhed inden for 60 pct. af ejendommenes værdi.


- Det, vi sidder og jonglerer med, er den største post i kundens budget. Det er værd at huske.
Christine Alfast
har deltaget i en af Realkredit Danmarks største konverteringsbølger.

Realkredit Danmarks obligationer blev i september 2001 opgraderet af Moody's Investors Service fra Aa1 til den højest opnåelige rating, Aaa, svarende til ratingen for danske statsobligationer. Ratingen var medvirkende til, at overtegningsprocent og kurs var på et meget tilfredsstillende niveau ved den årlige refinansieringsrunde af obligationer, der ligger til grund for FlexLån®.

I løbet af 2001 gennemførte Realkredit Danmark en centralisering af produktion og administration af sine lån, hvilket gjorde det muligt for de kundevendte enheder at fokusere på rådgivning og salg. Efter implementering af nye IT-systemer i BG Bank i slutningen af august kunne alle filialer af Danske Bank og BG Bank tilbyde hovedparten af Realkredit Danmarks produkter til privatkunder.

Ejendomspriserne på det danske boligmarked fortsatte i 2001 de foregående års stigninger. Koncernens ejendomsmægleraktivitet i home-kæden havde en god udvikling. Der indgår 165 mæglerbutikker i home-kæden, der er organiseret som franchisevirksomhed.

Engrosbank

Engrosbankens aktiviteter omfatter i 2001 betjeningen af koncernens største erhvervskunder og de institutionelle kunder. Området varetager under navnet Danske Markets koncernens handelsaktiviteter på de nordiske og internationale rente- og valutamarkeder. Koncernens centrale økonomiske og finansielle analyse er placeret i Engrosbanken.

(Mio. kr.)	2001	2000*	Forskel i pct.
Basisindtægter	5.079	4.962	2
Driftsomkostninger og afskrivninger	1.807	2.000	-10
Basisindtjening før hensættelser	3.272	2.962	10
Risikovægtede poster (gns.)	220.352	241.890	-9
Allokeret kapital (gns.)	14.323	17.039	-16
Basisindtjening før hensættelser i pct. af allokeret kapital	22,8	17,4	
Omkostninger i pct. af basisindtægter	35,6	40,3	

* Proforma
Risikovægtede poster på 24 mia. kr. blev i 2001 overflyttet til detailbankområdet.

Engrosbankens basisindtægter i 2001 var på niveau med 2000. Omkostningerne blev reduceret med 10 pct. Som følge heraf steg basisindtjeningen før hensættelser til 3.272 mio. kr. i 2001 mod 2.962 mio. kr. i 2000. Omkostningerne i procent af basisindtægterne viste et tilfredsstillende fald fra 40,3 pct. til 35,6 pct.

Afkastet af den allokerede kapital steg til 22,8 pct., hvilket koncernen betragter som tilfredsstillende. Engrosbankområdet realiserede også en betydelig forbedring i det risikojusterede afkast på kapitalen.

I 2001 lukkede banken sine filialer i Hong Kong og Singapore. Desuden blev udlånsaktiviteten i USA koncentreret omkring de virksomheder, der har forretningsaktivitet på bankens hovedmarkeder i Nordeuropa samt udvalgte globale finansielle institutioner.

Bestræbelserne på at nedbringe engagementer, hvis rentabilitet ikke bidrager tilfredsstillende til koncernens samlede indtjening, blev videreført i 2001. Det betød en mere afdæmpet udvikling i de risikovægtede poster, men den afledte positive udvikling i rentemarginalen medførte en fremgang i afkastet fra bankens engagementer med større erhvervskunder.



- E-mail er en effektiv måde at kommunikere på, men i vigtige sager er det nødvendigt at mødes ansigt til ansigt. Det er et spørgsmål om tillid.

Anna Spinks
arbejder i Securitisation & Structured Finance i London, der betjener erhvervskunder i Norden, Storbritannien og Irland.

På det nordiske erhvervsmarked har Danske Bank en betydelig markedsandel. Her var i 2001 også et godt salg af Cash Management løsninger, hvor bankens fælles IT-platform gjorde det muligt at give kunderne let adgang til betalingsinfrastrukturen på de væsentlige markeder. Det var også grundlaget for, at en række internationale banker indgik Cash Management samarbejdsaftaler med banken.

Banken havde i 2001 et meget tilfredsstillende resultat af sine aktiviteter inden for handel med obligationer, valuta, derivater, swaps m.v. De store bevægelser på rente- og valutamarkederne betød, at bankens erhvervskunder i stigende omfang ønskede at afdække deres valuta- og renterisici. Hertil kom, at de omskiftelige og faldende aktiemarkeder førte til en øget interesse for investering i rente- og valutaprodukter. Det globale ansvar for denne handel er samlet i Danske Markets, som også omfatter Danske Analyse, der varetager koncernens centrale analyser af rente-, valuta- og kreditmarkederne samt generelle økonomiske forhold.

Danske Markets har aktiviteter i København, London, New York, Stockholm, Oslo/Trondheim, Helsinki og Warszawa. Der blev i 2001 gennemført en opgradering af aktiviteterne i Nordeuropa, blandt andet gennem etablering af 24 timers drift 5 af ugens dage i København, hvilket muliggjorde en reduktion af områdets omkostninger uden for de europæiske tidszoner. Området styrkede i 2001 sin ledende position på obligations-, valuta-, likviditets- og derivatmarkedet i Norden. Ligeledes konsoliderede Danske Consensus sin betydelige markedsposition på det svenske obligationsmarked. På de øvrige markeder var der generelt tale om en mindre, men stigende markedsandel.

Investmentbank

Investmentbanken, der markedsføres under navnet Danske Securities, varetager i 2001 koncernens samlede aktiviteter inden for *Corporate Finance* og inden for engroshandel med aktier og aktierelaterede produkter. Investmentbanken har også ansvaret for koncernens aktieanalyse. Investmentbanken blev pr. 1. juli 2001 udskilt fra moderbanken som selvstændigt datterselskab under navnet Danske Securities AB.

(Mio. kr.)	2001	2000*	Forskel i pct.
Basisindtægter	488	938	-48
Driftsomkostninger og afskrivninger	800	696	15
Basisindtjening før hensættelser	-312	242	-229
Risikovægtede poster (gns.)	814	688	18
Allokeret kapital (gns.)	53	48	10
Basisindtjening før hensættelser i pct. af allokeret kapital	-	504,2	
Omkostninger i pct. af basisindtægter	163,9	74,2	

* Proforma

2001 blev på mange måder et turbulent og utilfredsstillende år for Danske Securities.

Basisindtjeningen blev et minus på 312 mio. kr. En betydelig del af omkostningsstigningen kunne henføres til omkostninger i forbindelse med ansættelse af nye medarbejdere, investeringer på IT-området, omkostninger i forbindelse med nødvendige omstruktureringer samt den fortsatte opbygning af investmentbanking aktiviteterne uden for Danmark.

Indtægterne faldt med 48 pct. til 488 mio. kr. Faldet, der ramte både handel med aktier og Corporate Finance aktiviteterne, kan tilskrives de meget ugunstige vilkår, der herskede på de globale aktiemarkeder i løbet af 2001, og som også påvirkede de nordiske markeder negativt. Det danske aktiemarked, hvor Danske Securities har en meget betydelig markedsandel, var aktivitetsmæssigt blandt de hårdest ramte. Således faldt den gennemsnitlige månedlige omsætning på Københavns Fondsbørs med over 50 pct. fra første kvartal til årets to sidste kvartaler.

Danske Securities' aktivitetsopbygning uden for Danmark finder især sted i Stockholm og London. De nødvendige investeringer i 2000 og 2001 har medført, at der er blevet oparbejdet et betydeligt omkostningsniveau, men at der endnu ikke er skabt en tilfredsstillende stabilitet i indtjeningen. Som følge heraf var Danske Securities meget sårbar over for det generelle tilbageslag

på aktiemarkederne og havde betydelige underskud på sine aktiviteter i såvel Sverige som i Storbritannien. Der blev i 2001 gennemført en omstrukturering, der blandt andet omfatter et omkostningstilpasningsprogram med årlig reduktion i omkostningerne på 150 mio. kr., hvilket medførte øgede omkostninger til lukning og fratrædelser i 4. kvartal 2001. På aktieanalyseområdet var 2001 præget af, at der i slutningen af 2000 blev igangsat en meget ambitiøs opgradering af kvaliteten af analyserne. Det er målsætningen, at refokuseringen inden for blandt andet analyseområdet samt de gennemførte omkostningsreduktioner fremover skal bidrage til mere tilfredsstillende resultater.

Inden for handel med aktier udgjorde Danske Securities' gennemsnitlige markedsandel på Københavns Fondsbørs i 2001 23,8 pct. Danske Securities er således fortsat den største aktiehandler i Danmark. Godt 30 pct. af handlen vedrørte detailkunder. På Oslo Fondsbørs steg den gennemsnitlige markedsandel med mere end en tredjedel til over 5 pct. I Sverige og Finland var markedsandelene på et lavere niveau.

Corporate Finance indtægterne har som anført også ligget på et lavere niveau end i 2000. Dette kan især tilskrives, at en række transaktioner som følge af de ugunstige aktiemarkedsvilkår enten blev udsat eller aflyst. Der blev dog udført en række væsentlige rådgivningsopgaver i forbindelse med virksomhedshandler og overtagelser, og afdelingen var også aktiv inden for markedet for private placements, især hvad angår selskaber inden for biotek. Yderligere var Danske Securities lead manager i otte offentlige aktieudbud og medvirkede ved yderligere syv offentlige aktieudbud. Sammenlagt medvirkede Danske Securities ved aktieudbud med en samlet markedsværdi på 136 mia. kr.

I juli blev aktiviteterne i Danske Securities overført til et nyoprettet datterselskab under navnet Danske Securities AB. Danske Securities har hovedsæde i Stockholm og er således registreret i Sverige. Samtlige aktier i Danske Securities ejes af Danske Bank.

Kapitalforvaltning

Kapitalforvaltningsområdet omfatter i 2001 koncernens porteføljepleje, investorrådgivning og "Private Banking". Området henvender sig til både private kunder og til institutionelle kunder i Norden samt til det internationale investeringsmarked. Kapitalforvaltning markedsføres under navnet Danske Capital over for institutionelle og andre større investorer. Ud over Danske Bank varemærket anvendes uden for Danmark varemærket Firstnordic. Hertil kommer samarbejdet med blandt andet investeringsforeningerne Danske Invest og BG Invest.

(Mio. kr.)	2001	2000*	Forskel i pct.
Basisindtægter	1.954	1.984	-2
Driftsomkostninger og afskrivninger	908	844	8
Basisindtjening før hensættelser	1.046	1.140	-8
Risikovægtede poster (gns.)	10.090	8.868	14
Allokeret kapital (gns.)	656	625	5
Basisindtjening før hensættelser i pct. af allokeret kapital	159,5	182,4	
Omkostninger i pct. af basisindtægter	46,5	42,5	

* Proforma

Foranlediget af markedsudviklingen havde Kapitalforvaltning i 2001 en ikke helt tilfredsstillende resultatudvikling, idet basisindtjeningen blev reduceret med 8 pct. fra 1.140 mio. kr. i 2000 til 1.046 mio. kr. i 2001.

Resultatudviklingen afspejler, at 2001 var et markant anderledes og vanskeligere år end 2000. Både de danske og internationale aktiemarkeder var præget af den økonomiske afmatning med betydelige aktiekursfald til følge. Denne udvikling betød - sammen med stigende omkostninger til fortsat udbygning af de nordiske aktiviteter samt en yderligere styrkelse af Danske Private Equity - at de samlede omkostninger i procent af basisindtægterne blev forøget fra 42,5 i 2000 til 46,5 i 2001.

En stigende andel af kapitalforvaltningsområdets indtjening var i 2001 relateret til diskretionær porteføljeforvaltning. Indtjeningen på værdipapirhandel og rådgivning gennem Detailbank kunne ikke fastholdes på det høje niveau fra 2000, idet den ellers stigende interesse blandt kunderne for aktieinvesteringer i 2001 led et tilbageslag, som dog vurderes at være midlertidigt. Indtjeningen fra Private Banking aktiviteter var som følge heraf også på et noget lavere niveau i 2001 end året før.



- Det er ikke nok bare at foretage de samme analyser som konkurrenterne - man skal i stedet finde de skæve vinkler.

Lars Dam
har ansvar for Danske Capitals analyse af de globale obligationsmarkeder.

INVESTERINGERNES FORDELING (Mia. kr.)	2001	2000*
Aktier	173	198
Private Equity	5	5
Obligationer	336	324
Kontant	13	13
I alt	527	540

* Proforma

Kapitalforvaltningsområdet oplevede en reduktion i kapital under forvaltning fra 540 mia. kr. ultimo 2000 til 527 mia. kr. Udviklingen skal ses i lyset af faldende markedsværdi på især de underliggende aktieporteføljer, der andrager ca. 33 pct. af den forvaltede kapital.

Tilgangen af nye aftaler var i årets løb netto på 21 mia. kr. og kom især fra investeringsforeninger og institutionelle kunder.

FORDELING AF INVESTEREDE MIDLER PÅ KUNDEGRUPPER (Mia. kr.)	2001	2000*
Livsforsikring	143	143
Investeringsforeninger og puljer	149	146
Private Banking	76	83
Investeringsrådgivning	84	105
Institutionelle	75	63
I alt	527	540

* Proforma

På investeringsforeningsområdet var der i Danske Invest og BG Invest tale om en samlet tilgang på 16 mia. kr. Størstedelen af de nye midler kom fra institutionelle kunder. Markedsandelen inden for investeringsforeningsområdet i Danmark udgjorde 39 pct.

Med henblik på at styrke Danske Banks samlede position på kapitalforvaltningsområdet blev der i 2001 indgået en række aftaler med eksterne leverandører. Disse aftaler har det fælles formål at forøge den enkelte kundes valgmuligheder – både når det gælder investeringsmuligheder og tilgang til analysemateriale. Hermed fik også private kunder adgang til et analyseudbud, der tidligere kun har været tilgængeligt for institutionelle kunder.

Liv og Pension

Liv og Pension omfatter i 2001 alle koncernens aktiviteter inden for livs- og pensionsforsikring. Områdets aktiviteter er organiseret i Danica koncernen. Området henvender sig både til private og til virksomhedskunder. Produkterne distribueres bredt gennem Danske Bank koncernen, primært gennem Detailbanken og Danicas eget korps af assurandører og pensionsrådgivere.

(Mio. kr.)	2001	2000	Forskel i pct.
Resultat af livsforsikring	1.253	884	42
Forsikringsteknisk resultat af skade	-50	11	-555
Nettorente af investeringsaktiver m.v.	14	33	-58
Basisindtjening, forsikringsdrift	1.217	928	31
Fundingudgift, netto	178	150	19
Basisindtjening før hensættelser	1.039	778	34
Allokeret kapital	5.780	5.483	5
Basisindtjening før hensættelser i pct. af allokeret kapital	18,0	14,2	

Resultatet for Liv og Pension blev i 2001 på 1.039 mio. kr. og dermed stort set som forventet. Resultat fra syge- og ulykkesforsikring var dog påvirket af kurstab på aktier i den tilhørende investeringsportefølje. Basisindtjeningen steg primært som følge af en stigning i kontorenten fra 4,5 pct. i 2000 til 8,5 pct. i 2001.

Investeringsafkastet var i 2001 på 1,1 pct. primært som følge af kursfald på aktiemarkederne i 2. halvår. Afkastet var ikke helt tilfredsstillende i forhold til benchmark. På grund af Danicas moderate aktierisici vurderes resultatet alligevel som værende konkurrencedygtigt.

Bruttopræmierne udgjorde 11,2 mia. kr. i 2001, hvoraf 10,5 mia. kr. stammede fra den danske forretning. Korrigeret for overtagelsen af BG Pension svarer dette til en præmiefremgang på det danske marked på 20 pct.

Danicas forretninger på firmamarkedet fortsatte de foregående års tilfredsstillende fremgang med en vækst i præmierne på 19 pct. Bag denne vækst lå en tilgang på 800 nye firmaer. Salget via bankfilialerne var også væsentlig bedre i 2001 end året før.


- Sundhed er ikke kun noget, vi kan nøjes med at dyrke i fritiden - det er i lige så høj grad en del af livet på arbejdspladsen.
Jette Kierkegaard
har som socialrådgiver været med til at udvikle Danica Pensions sundhedskoncept: *Den attraktive arbejdsplads.*

Danicas unit-link produkt - Danica Link - blev introduceret i foråret 2001. Salget var beskedent i begyndelsen, men i de sidste måneder af 2001 viste det en stærk stigning. De samlede præmier udgjorde 534 mio. kr. for året som helhed.

Salget af sundhedssikringer var i 2001 meget tilfredsstillende. Der blev solgt 15.000 nye ordninger svarende til en vækst på over 100 pct.

På det svenske marked oplevede Danica en nedgang i præmieniveauet for unit-link forsikringer. Nedgangen skyldtes især uroen på aktiemarkederne, hvor det svenske marked var blandt de mest berørte. Bruttopræmierne udgjorde 0,5 mia. kr. i 2001 mod 0,8 mia. kr. i 2000.

Danicas samlede bonusreserver udgjorde ultimo 2001 9,7 mia. kr. svarende til 7,2 pct. af hensættelserne. Bonusreserverne blev reduceret væsentligt i forhold til ultimo 2000, fordi kontorenten oversteg investeringsafkastet, som var påvirket af store aktiekurstab. Herudover faldt bonusreserven på grund af myndighedernes nedsættelse af opgørelsesrenten til 3,75 pct. ultimo 2001. Danicas egenkapital androg ved udgangen af 2001 10 mia. kr., og Danica er således fortsat velkonsolideret.

Med henblik på at nedbringe sin samlede renterisiko købte Danica i løbet af 2001 afledte finansielle instrumenter, som stiger i markedsværdi ved rentefald. Dermed reducerede Danica risikoen for at få problemer med at overholde de garanterede mindsteydelser til kunderne, hvis renteniveauet falder yderligere.

Det beskedne investeringsafkast i 2001 samt beherskede forventninger til det fremtidige afkast har betydet, at Danicas kontorente i 2002 er fastsat

til 5 pct. mod 8,5 pct. i 2001. For forsikringer med ydelser baseret på en rente på 4,5 pct. vil den del af kontorenten, der overstiger 4,5 pct., som hidtil blive anvendt til kontostyrkelse (tidligere benævnt betinget bonus). Det betyder, at tilskrivninger ud over 4,5 pct. kan anvendes til kompensation for et lavt markedsafkast i fremtidige perioder. Af hensyn til kundernes mulighed for at overskue forsikringsmarkedet vil Danica også fremover tilstræbe, at kontorenten gælder for et år ad gangen.

Folketinget vedtog den 14. december 2001 en ændring af skattereglerne, således at en uheldig asymmetri, der hidtil havde eksisteret i regelsættet, bortfaldt. De nye skatteregler træder i kraft for indkomståret 2002, men livsforsikringsselskaberne kan vælge at anvende reglerne i 2001. Danica har valgt at anvende de nye regler allerede i 2001, således at den aktuelle skat for 2001 mindskes. Danicas samlede skat for 2001 udgør 20 pct. af årets resultat før skat.

Danica etablerede sig i 2001 i Norge og forventer at påbegynde salgsaktiviteterne i 2. kvartal 2002. I 2002 forventer Danica en betydelig vækst i salget af Danica Link, både via firmakunder og via salg til private. Herudover vil der fortsat være stor fokus på sundhedsområdet.

I 2002 indføres nye regnskabsregler for livsforsikringsselskaber, som medfører, at regnskabet fremover opgøres til markedsværdi. Ændringen forventes ikke at medføre ændringer i livkoncernens egenkapital, idet livselskaberne i Danica hidtil er værdiansat til markedsværdi i Danske Banks regnskab.

Som følge af meddelelse fra Finanstilsynet i oktober 2001 vedrørende fortolkningen af det såkaldte kontributionsprincip indføres der fra 2002 en ny overskudspolitik i livselskaberne. Hidtil har livselskabernes bidrag til Danske Banks koncernresultat udgjort kontorenten plus 3 procentpoint af primo-egenkapitalen tillagt en andel af Danicas risiko- og omkostningsresultat. Resultatet vil fremover blive baseret på årets investeringsafkast samt et tillæg bestemt af de forsikringsmæssige hensættelser tillagt en andel af Danicas risiko- og omkostningsresultat. Med den nye overskudspolitik vil Danicas resultatbidrag til Danske Bank koncernen fremover blive mere volatilt, idet det bliver afhængigt af udviklingen på de finansielle markeder.

Overgangen til den nye overskudspolitik medfører desuden, at der kan foretages en korrektion til egenkapitalen, som afspejler den forrentning, selskabet kan siges at have tilgode som følge af, at egenkapitalforrentningen over en periode har været lav sammenholdt med det opnåede investeringsafkast. Som følge heraf foretages en engangskorrektion primo 2002, der forøger Danicas og dermed Danske Banks egenkapital med ca. 1,4 mia. kr.

Beholdningsindtjening

BEHOLDNINGSINDTJENING (Mio. kr.)	2001	2000*)
Nettorenteindtægter	555	927
Udbytte af kapitalandele	273	121
Gebyr- og provisionsindtægter	-23	-4
Netto rente- og gebyrindtægter	805	1.044
Markedsværdireguleringer		
Obligationer	508	-231
Aktier	-632	1.114
Valuta	24	-21
Finansielle instrumenter	66	61
Kapitalandele	223	186
Omkostninger	124	133
Andre ordinære indtægter	-	441
I alt	870	2.461

*) Proforma

Den samlede beholdningsindtjening udgjorde i 2001 870 mio. kr., hvilket er lavere end i 2000, hvor indtjeningen androg 2.461 mio. kr. Rentepositionerne gav en indtjening på 1.317 mio. kr., mens aktierne gav et tab på 347 mio. kr., hvor 434 mio. kr. skyldtes tab på noterede aktier, mens unoterede aktier i forbindelse med aktiesalg gav et realiseret, positivt resultat på 87 mio. kr. Herudover var der en mindre gevinst på valuta på 24 mio. kr.

Koncernens samlede kursfølsomhed overfor en renteændring på 1 pct. blev styret omkring et niveau på 1.700 mio. kr., og den største del af denne rentefølsomhed kunne relateres til egenbeholdningen.

FINANSIELLE BEHOLDNINGER (Mia. kr.)	2001	2000
Danske obligationer	47	61
Udenlandske obligationer	39	38
Danske aktier	2	3
Udenlandske aktier	2	2
Kapitalandele i associerede virksomheder	1	2
I alt	91	106

I 2001 blev beholdningen af noterede aktier nedbragt og var ultimo året 2,3 mia. kr. mod 4,7 mia. kr. i begyndelsen af året. Beholdningen androg ultimo 4,2 pct. af bankens kernekapital.

Der skete gennem året en vis forøgelse af beholdningen af unoterede aktier fra 2,3 mia. kr. til 2,5 mia. kr. Der foretages navnlig investeringer, som skønnes at kunne realiseres inden for en tidshorisont på op til fem år. Dette medfører en præference for investeringer i veletablerede selskaber samt deltagelse i udvikling af selskaber, der skønnes at kunne børsnoteres eller salgsmodnes inden for en kortere tidshorisont.

Koncernens udvidede aktivitet inden for unoterede aktier skal ses i naturlig sammenhæng med datterselskabet, Danske Private Equity A/S, der som fund manager i unoterede aktier primært henvender sig til institutionelle investorer. Finansområdet og Danske Private Equity har derfor forskellige profiler og investeringsstrategier, men arbejder tæt sammen omkring investeringer i specialiserede fonde og fund-of-funds samt drager fordel af fælles udvikling af systemer og metoder. Investeringsbeslutninger træffes selvstændigt og uafhængigt af hinanden, hvorved de to enheder fokuserer på hver sin investorprofil.

Risiko- og finansstyring

Danske Bank anser styringen af risici og kapitalforhold for en af sine kernekompetencer. Risiko- og kapitalstyring er en integreret del af bankens drift, og der anvendes løbende betydelige ressourcer på at udvikle procedurer og værktøjer, som sikrer, at bankens systemer fuldt ud modsvarer det bedste, der findes på området.

Danske Bank identificerer og styrer risici inden for følgende fire overordnede risikoområder:

- **Kreditrisiko** er risikoen for, at modparter helt eller delvist misligholder deres låneforpligtelser. Kreditrisiko omfatter også lande- og afviklingsrisiko.
- **Markedsrisiko** er risikoen for, at markedsværdien af bankens aktiver og passiver ændrer sig som følge af ændringer i markedsforholdene. Likviditetsrisiko er en del af koncernens markedsrisiko og omfatter risikoen for, at betalingsforpligtelser ikke kan honoreres ved hjælp af de normale likviditetsreserver.
- **Operationel** risiko omfatter dels forretningsmæssige risici, som repræsenterer de normale, daglige udsving i virksomhedens driftsindtægter på grund af ændringer i omverdensfaktorer som f.eks. lovgivningen eller koncernens omdømme, og dels risikoen for, at fejl, utilstrækkelige systemer og lignende skal føre til store, uforudsete udgifter eller et længere afbræk i aktiviteterne.
- **Forsikringsrisiko** knytter sig til markedsværdien af de investeringer, der foretages til afdækning af koncernens forsikringsmæssige forpligtelser - livsforsikringer i Danica - samt til de forudsætninger, der ligger til grund for beregningerne af Danica's forsikringsmæssige forpligtelser.

Tre afdelinger har ansvaret for koncernens risiko- og finansstyring: Kredit & Markedsrisici, Finansområdet og Koncernøkonomi. Koncernens samlede risikoprofil drøftes løbende i koncernens Asset and Liability Committee, hvor direktionens medlemmer og chefer fra relevante hovedsædeafdelinger har sæde.

Ansvaret for styringen af koncernens kredit- og markedsrisici er samlet i afdelingen **Kredit & Markedsrisici**. Afdelingen har ansvaret for administration og styring af samtlige koncernens kredit- og markedsrisici, hvilket omfatter bevilling og fornyelse af kreditfaciliteter, sammensætning af koncernens kreditportefølje samt overvågning og rapportering til koncernens ledelse. Herudover har området ansvaret for at udvikle og vedligeholde kreditbevillings- og risikostyringsværktøjer samt at kontrollere, at fastsatte rammer og politikker for koncernens markedsrisici bliver overholdt, og for løbende at rapportere til koncernens ledelse.

Finansområdet, der omfatter balancestyring, egenbeholdning og unoterede aktier, har til opgave at danne sig forventninger til den fremtidige markedsudvikling og herudfra etablere et afbalanceret forhold mellem koncernens aktuelle markedsrisiko og indtjeningsmulighederne. På den baggrund indstilles politikker og rammer på markedsrisikoområdet til Asset and Liability Committee.

Koncernøkonomi har ansvaret for økonomi- og risikorapporteringen i koncernen, som omfatter bearbejdning og rapportering af økonomiinformation, opgørelse og rapportering af operationel risiko samt koordinering af relevante data for samtlige risikotyper.

Raroc og Ava

Som et centralt element i koncernens kapital- og økonomistyring har koncernen gennem flere år anvendt et Raroc-baseret risikostyrings- og rapporteringssystem.

Raroc, der er en forkortelse af det engelske udtryk „Risk Adjusted Return On Capital", står centralt i bankens risikostyring og er dermed også af betydning for koncernens forretningsstyring. Raroc-proceduren er indarbejdet i budgetopfølgningen, ligesom den løbende anvendes i forbindelse med prisfastsættelse af produkter og enkeltfaciliteter.

Det risikojusterede afkast (Raroc) afviger fra det regnskabsmæssige afkast, fordi der i førstnævnte anvendes årlige gennemsnitlige forventede tab over et konjunkturforløb i stedet for som i sidstnævnte årets tab og hensættelser.

Med Raroc-proceduren kvantificeres de risici, som koncernen påtager sig. Alle risikotyper kvantificeres ved brug af statistiske metoder. På basis af statistiske beregninger er det muligt at skønne over, hvor stor en kapital der skal være til rådighed i de enkelte forretningsområder, hvis koncernen skal leve op til den valgte målsætning for den samlede risiko i forretningerne. Dette kapitalbehov benævnes økonomisk kapital.

Danske Bank koncernen har som målsætning at arbejde med en forsigtig risikoprofil og fastholder en kapitaldækning, der svarer hertil. Koncernens økonomiske kapital skal derfor altid med en sandsynlighed på 99,97 pct. (konfidensinterval) kunne dække de statistisk set maksimale tab inden for et år. Dette svarer til det sikkerhedsniveau, der er en forudsætning for en AA rating hos ratingbureauet Standard & Poor's.

Et andet væsentligt element i kapitalstyringen er Ava, der står for „Annual Value Added". Ava udtrykker en værdiskabelse, der kan beregnes som forskellen mellem på den ene side årets risikojusterede resultat og på den anden side det resultat, som koncernen - og hvert af de enkelte forretningsområder - som minimum skal præstere for at give et afkast af den økonomiske kapital på 13 pct. før skat. Niveauet på 13 pct. er fastlagt ud fra en vurdering af koncernens egenkapitalomkostning.

Principperne for bankens kapitalstyring, herunder beregningen af økonomisk kapital i henhold til Raroc-konceptet, følger de samme principper, der opereres med i udkastet til nye kapitaldækningsregler - det såkaldte Basel II forslag - som ventes at træde i kraft i 2005. Danske Bank lægger vægt på at være forberedt på denne udvikling, der ventes at føre til en bedre sammen-

hæng mellem risiko og den kapitalbinding, som kapitaldækningsreglerne tilsiger. Der blev i den forbindelse i 2001 arbejdet på at forbedre sammenhængen i dataregistreringen vedrørende blandt andet kreditrisici.

Raroc og Ava ultimo 2001

Fordelingen af den økonomiske kapital ultimo året på henholdsvis kreditrisiko, markedsrisiko (inklusive forsikringsrisiko) og operationel risiko fremgår af tabellen. Ændringen i den økonomiske kapital kan henføres til en stigning i kreditrisiko på 3 mia. kr. samt et fald i markedsrisiko på 5 mia. kr. Stigningen i kreditrisiko skyldes primært en stigning i udlånsvolumen. Faldet i markedsrisiko skyldes en generel reduktion i koncernens samlede aktie- og obligationsrisikoeksponering, særligt inden for Liv og Pension.

ØKONOMISK KAPITAL (Mia. kr.)	2001	2000
Kreditrisiko	20	17
Markedsrisiko*	6	11
Operationel risiko	11	11
I alt	37	39

*Inkl. forsikringsrisiko

Koncernens risikojusterede afkast (Raroc) for 2001 udgjorde 29 pct. på en beregnet økonomisk kapital på 37 mia. kr. mod 26 pct. i 2000. Den positive udvikling i koncernens indtjening afspejler således en fortsat positiv udvikling i koncernens risikojusterede afkast.

RAROC (Pct.)	2001	2000
Detailbank	19	15
Realkredit	46	25
Engrosbank	26	18
Investmentbank	-	44
Kapitalforvaltning	170	216
Liv og Pension	67	15
Finansielle beholdninger	22	42
Koncernen i alt	29	26



- Positive rum giver positive mennesker.
Hvis man har det godt, gør man det godt.

Otto Bryld
er som arkitekt involveret i koncernens
nye indretningskoncept.

Kreditrisici

Danske Bank lægger vægt på at etablere langvarige relationer til sine kunder. Det forudsætter på den ene side, at banken løbende kan tilbyde konkurrencedygtige finansielle løsninger, og på den anden side, at en ugunstig udvikling i kundernes økonomiske forhold identificeres så tidligt som muligt, så det er muligt i dialog med kunden at afværge senere tab. Kreditgivning og løbende opfølgning sker derfor ud fra konkrete vurderinger af kunden og de økonomiske forhold.

Ved opgørelse af det samlede kreditmæssige mellemværende med en kunde (engagementet) medregnes kreditter og lån, overtræk, garanti- og regresforpligtelser, risici der opstår i forbindelse med handel med værdipapirer samt en vurderet risiko på afledte finansielle instrumenter. Et engagement består både af etablerede forretninger og eventuelle tilsagn om nye. Hvis en kunde har juridisk eller anden væsentlig forbindelse til andre kunder, vurderes engagementsrisikoen under ét.

Den centrale overvågning af kreditengagementer sikres gennem bankens kreditsystem, hvor oplysninger om størrelse og udnyttelse af alle typer kreditengagementer registreres, og hvor der også indgår oplysninger vedrørende skønnede realisationsværdier af stillede sikkerheder efter fradrag af vurderede omkostninger ved realisation.

Kreditter og lån kan bevilges på forskellige organisatoriske niveauer i banken afhængig af engagementets størrelse. Der er etableret skriftlige, overordnede kreditpolitikker, så alle væsentlige forretningsområder medvirker til, at bankens forsigtige risikoprofil opretholdes.

Rating og creditscoring

Der sker i banken en løbende opfølgning med henblik på at sikre, at eventuelle tegn på pres på en kundes indtjenings- og likviditetsforhold observeres så tidligt som muligt. For større erhvervskunder er denne overvågning formaliseret ved tildeling af en intern rating, der løbende revurderes. Ved fastsættelsen af ratingen tages hensyn til virksomhedens fremtidsudsigter samt branche- og samfundsforhold.

I løbet af 2001 blev integrationen af kreditengagementer fra BG Bank fuldt gennemført, og for de større kunders vedkommende blev der foretaget en endelig rating.

I løbet af det seneste år er bankens ratingproces blevet gennemgået og vurderet af to internationalt anerkendte ratingbureauer. Gennemgangen førte til en godkendelse af processen, således at bankens interne ratings vil kunne anvendes, såfremt banken på et tidspunkt måtte ønske at frasælge dele af låneporteføljen, for eksempel gennem udstedelse af værdipapirer (securitisation).

De kunder, der ikke rates, bliver creditscoret, og resultaterne anvendes konsultativt af kunderådgiverne i forbindelse med den løbende kundebetjening, herunder ydelse af lån. En creditscoring er en statistisk beregning af tabsrisikoen på et engagement ud fra nogle veldefinerede karakteristika for kundens økonomiske forhold. For kreditansøgninger, der indgives via Danske Netbank, blev der i 2001 taget en automatisk låneansøgningsprocedure i brug, der er baseret på creditscore.

Hensættelser

Kunder, der udviser kreditmæssige svaghedstegn, bonitetsmarkeres. Dette indebærer, at den løbende opfølgning skærpes, og bankens risiko på kunden underkastes fornyede vurderinger ved bankens kvartalsvise hensættelsesgennemgange. En bonitetsmarkering indebærer desuden en reduktion i hvor store kreditter, der vil kunne bevilges uden central godkendelse.

Hensættelser foretages efter en vurdering af risici i engagementerne, herunder en vurdering af kundens fremtidige økonomiske forhold. Der kan også foretages hensættelser på risikofyldte engagementer, selvom kunden ikke har misligholdt låneaftalen.

Porteføljestyring

I forbindelse med styringen af bankens kreditrisici anlægger koncernen et porteføljesynspunkt.

Der er etableret et porteføljestyringssystem, hvor der er fastsat maksima for de lande-, branche- og industrikoncentrationer, banken ønsker at følge. Systemet indebærer en kategorisering af kreditporteføljen, således at det er muligt at styre de porteføljekoncentrationer, hvor bankens risikovillighed er begrænset.

Banken arbejder med udviklingen af modeller, der gør det muligt løbende at beregne markedsværdien af den del af låneporteføljen, der udgøres af lån til større virksomheder.

Afviklingsrisici

I forbindelse med afviklingen af betalinger, herunder handler inden for værdipapirer, valuta og afledte, finansielle produkter, opstår der ofte risici i forbindelse med, at betalinger afsendes, inden det kan konstateres, at de modgående betalinger er indgået på bankens konti. Dette kan blandt andet skyldes tidsforskelle og forskellige clearingsystemer, eller at bankens konti føres i pengeinstitutter i udlandet.

Det er et integreret led i bankens kreditstyring, at disse risici måles og styres inden for fastsatte maksima. Bankens handelsfunktioner kan via et realtidsopdateret linesystem løbende følge udnyttelsen af de fastsatte maksima inden for de forskellige forretningstyper. Linesystemet gør det samtidig muligt løbende at beregne markedsværdien af de indgåede forretninger. Kreditrisikoen måles løbende som summen af markedsværdien og et konservativt beregnet tillæg til imødegåelse af eventuelle yderligere værdiudsving.

Miljø

Det er bankens politik, at erhvervskunders miljømæssige forhold skal indgå som et naturligt led i den kreditmæssige vurdering. Det vil normalt være en forudsætning for etablering af et kreditengagement, at kunden skriftligt erklærer sig rede til at overholde eventuelle miljøgodkendelser samt gældende miljølovgivning.

Der er i bankens kreditmæssige forretningsgange indarbejdet forskrifter, som betyder, at der ved vurdering af kundeforhold tages hensyn til såvel nationale som internationale krav om virksomheders miljøpåvirkning.

Kreditrisici ultimo 2001

Den tiltagende svækkelse af de økonomiske konjunkturer igennem 2001 øgede det risikojusterede kapitalkrav til bankens låneportefølje. Kvaliteten var dog gennemgående fortsat på et højt niveau. I tabellen er vist en segmentopdelt fordeling af kunderatings. Bankens ratingsystem består af 10 skalatrin, og i tabellen er 1 udtryk for den bedste, mens 10 er den dårligste. De 4 bedste ratingkategorier svarer til den såkaldte „Investment Grade" hos de internationale ratingbureauer.

RATINGS, FORDELING AF UDLÅNSVOLUMEN ULTIMO 2001 (Pct.)	Større erhvervs-kunder	Finansielle kunder	Mindre erhvervs-kunder	Offentlige kunder
1	3.9	4.5	1.4	79.2
2	10.2	66.3	2.3	16.7
3	14.4	19.2	9.3	0.4
4	21.3	2.8	18.8	-
5	21.9	1.1	18.7	-
6	14.5	0.9	10.0	0.2
7	6.1	0.1	4.9	0.1
8	2.4	-	4.9	0.1
9	0.3	-	0.8	-
10	0.1	-	0.6	-
Ikke ratede	4.9	5.1	28.3	3.3
I alt	100.0	100.0	100.0	100.0

Blandt koncernens mindre og mellemstore erhvervskunder er kun en mindre del rated. Risikoklassifikationen af disse kunder er sket på baggrund af bankens creditscore. Kreditrisikoen for dette kundesegment er generelt noget højere end for større erhvervskunder, hvilket afspejles i såvel højere rentemarginal som hensættelsesprocent.

Koncernen har opdelt sin låneportefølje på erhvervsområdet (ekskl. finansielle virksomheder) i 43 brancheporteføljer med henblik på særskilt overvågning og styring. Ultimo 2001 oversteg engagementet med ingen af de 43 brancheporteføljer 2½ pct. af koncernens samlede kreditengagement.

Koncernens realkreditudlån i Danmark androg ultimo 2001 448 mia. kr. Fordelingen på ejendomskategori fremgår af tabellen.

REALKREDITUDLÅN FORDELT PÅ EJENDOMSKATEGORI (Mia. kr).	LÅNERESTGÆLD 2001	LÅNERESTGÆLD 2000	BELÅNINGSPROCENT 2001	BELÅNINGSPROCENT 2000
Privat	272	254	58	60
Boligudlejning	22	22	56	67
Kontor og forretning	27	25	47	51
Industri og håndværk	12	13	47	47
Landbrug	19	20	43	44
Støttet byggeri	47	49	71	71
Øvrige	49	37	66	65
I alt	448	420	59	61

Kreditrisikoen på realkreditlån er meget lav, hvilket blandt andet fremgår af de gennemsnitlige belåningsprocenter. Disse er beregnet ved at skønne handelsværdierne af de enkelte panter ved anvendelse af blandt andet de faktiske handelsværdier for sammenlignelige ejendomme og udviklingen i de generelle handelspriser for området, hvor ejendommen ligger. Antallet af restancer holdt sig i 2001 på et lavt niveau.

Den geografiske fordeling af bankkoncernens krediteksponering fremgår af tabellen nedenfor. Opgørelsen er foretaget ud fra debitors residensland og er eksklusiv engagementer med banker. I tilfælde, hvor der er stillet dækkende sikkerhed eller garanti for engagementet, er i stedet medregnet garanti- respektive sikkerhedsstillers residensland.

KREDITEKSPONERING, BANKKONCERN, PCT. FORDELING	2001	2000
Danmark	40.8	32.8
Øvrige Norden	17.1	17.0
Vesteuropa	28.0	32.0
Østeuropa	0.1	0.2
Nordamerika	12.7	15.0
Asien/Pacific	1.0	2.7
Central- og Sydamerika	0.2	0.2
Afrika	0.1	0.1

Markedsricici

For såvel koncernen som helhed som for hver enkelt af de disponerende afdelinger er der fastsat rammer for markedsrisici. Opgørelse, overvågning og ledelsesrapportering af markedsrisici sker på daglig basis.

For at maksimere sikkerheden i kontrol- og rapporteringsrutiner har banken gennemført organisatoriske adskillelser på flere niveauer. Overvågning og rapportering af markedsrisici varetages af en selvstændig afdeling i området Kredit & Markedsrisici. Samtidig er der organisatorisk adskillelse mellem de afdelinger, som handler i de finansielle markeder, og de afdelinger, som forestår den praktiske afvikling og kontrol af transaktionerne. Endelig er der en organisatorisk adskillelse mellem handelen med bankens kunder og ansvaret for forvaltningen af bankens egne midler.

Beregning af de aktuelle markedsrisici sker med udgangspunkt i en fælles database, der er integreret med koncernens handelssystemer. Derved tilgodeses to formål: For det første opnås en stor grad af sikkerhed og konsistens i rapporteringen af risici. For det andet giver det mulighed for at beregne de samlede konsekvenser for indtjeningen ved mulige fremtidige udsving i renter samt valuta- og aktiekurser, herunder stress-tests, hvor gevinst og tab ved ekstreme markedssituationer analyseres.

Ved overvågningen af markedsrisici anvendes både de mere traditionelle risikomål og avancerede interne matematisk/statistiske modeller. Herved er der også, for så vidt angår markedsrisici, etableret et beredskab for overgang til de nye kapitaldækningsregler, hvor der er mulighed for at anvende interne modeller til opgørelse af kapitalkrav.

FORDELING AF VAR (Pct.)	2001	2000
Renterisiko	53	59
Aktierisiko	46	41
Valutarisiko	1	-

Markedsrisici ultimo 2001

Ved udgangen af 2001 havde de finansielle områder en samlet markedsrisiko som vist i tabellen. Risikofordelingen mellem renterisiko og aktierisiko afviger betydeligt fra fordelingen af beholdningerne af henholdsvis rentebærende instrumenter og aktier i koncernens balance. Det skyldes overvejende, at aktiebeholdninger generelt er mere risikobetonede end for eksempel obligationer. Hertil kommer, at koncernen løbende indgår kontrakter i afledte finansielle instrumenter, hvilket kan ændre risikoprofilen inden for de enkelte kategorier.

Maksimalt dagligt tab (VaR)


Mio. kr.
240
210
180
150
120
90
2001

Value-at-Risk er et statistisk mål for det maksimale daglige tab fra de finansielle beholdninger og er beregnet på grundlag af historiske erfaringer vedrørende kursudsving i værdipapirer og afledte finansielle instrumenter samt samvariationen mellem disse. Value-at-Risk anvendes i Danske Bank som indikator for markedsrisici, og grafen viser det beløb, som koncernens tab over én dag med en 99,0 pct. sandsynlighed ikke vil overstige.

Udviklingen i VaR betragtet over året ved et 99 pct. konfidensinterval og en tabsrisiko for én dag er vist i grafen. Det fremgår, at tabsrisikoen over året på dagsbasis højst har været 216 mio. kr. I gennemsnit har fordelingen mellem rente-, aktie- og valutarisiko været henholdsvis 53 pct., 46 pct. og 1 pct. Ultimo året udgjorde VaR 171 mio. kr., hvoraf renter udgjorde 75 pct., aktier 25 pct., mens valuta udgjorde mindre end 0,5 pct.

Operationelle risici

Økonomisk kapital på operationelle risici var uændret 11 mia. kr.

I Danske Bank koncernen sker en særskilt overvågning og styring af de to typer operationelle risici.

Den forretningsmæssigt betingede operationelle risiko udtrykker den usikkerhed i nettoindtægternes udvikling, der skyldes ændringer i eksterne forhold, og som ikke direkte kan tilskrives kredit- eller markedsrisici. De metoder, der ligger til grund for overvågning og styring af disse risici, udvikles til stadighed, hvorunder der indhentes data og erfaringer fra sammenlignelige aktiviteter i andre internationale virksomheder.

Den anden type operationelle risici er af den type, der kan henføres til bestemte og enkeltstående begivenheder. Banken anvender et datamateriale omfattende minimum 10 år til at vurdere koncernens eksponering over for sådanne hændelser. Hertil kommer en række andre kontrolaktiviteter i banken. Erfaringerne fra det interne revisionsarbejde indgår også i risikovurderingen.

I forbindelse med udkastet til nye kapitaldækningsregler - de såkaldte Basel II-regler - lægges op til, at pengeinstitutter skal afsætte kapital til den type af operationelle risici, der kan henføres til bestemte og enkeltstående begivenheder. På den baggrund indledte koncernen i 2001 en løbende systematisk indsamling af operationelle tabsdata, hvor der foretages kategorisering mv. til brug for en modelberegning af koncernens operationelle risiko baseret på kvantitative tabskarakteristika.

Forsikringsrisici

Forsikringsrisici knytter sig for det første til markedsværdien af de investeringer, der foretages til afdækning af koncernens forsikringsmæssige forpligtelser på udstedte livsforsikringer i Danica, og for det andet til de forudsætninger, der ligger til grund for beregningerne af Danicas forsikringsmæssige forpligtelser eksempelvis i forbindelse med vurderingen af udviklingen i dødelighed, invaliditet og gennemsnitlig levealder. Disse risikoelementer varierer dog forholdsvis lidt fra år til år og skal desuden ses i sammenhæng med den grad af forsikringsmæssig dækning, der er indeholdt i de enkelte policer. Der foregår løbende en aktuarmæssig beregning og afdækning af livsforsikringsforpligtelserne. En del af de forsikringsmæssige risici afdækkes gennem reassurance.

Ledelsespåtegning

Bestyrelsen og direktionen har i dag behandlet og godkendt årsrapporten for 2001, som indstilles til generalforsamlingens godkendelse.

København, den 21. februar 2002

DIREKTIONEN

Peter Straarup
ordførende

Kjeld Jørgensen
viceordførende

Jakob Brogaard
viceordførende

Sven Lystbæk

BESTYRELSEN

Poul J. Svanholm
formand

Jørgen Nue Møller
næstformand

Poul Christiansen

Henning Christophersen

Alf Duch-Pedersen

Bent M. Hansen

Hans Hansen

Niels Eilschou Holm

Peter Højland

Eivind Kolding

Niels Chr. Nielsen

Sten Scheibye

Majken Schultz

Birgit Aagaard-Svendsen

Claus Vastrup

Jens Elton Andersen

Peter Michaelsen

Henning Mikkelsen

Torben Pedersen

Verner Usbeck

Revisionspåtegninger

Intern revision
Vi har revideret den af ledelsen aflagte årsrapport for 2001 for Danske Bank A/S.

Den udførte revision
Revisionen er udført på grundlag af Finanstilsynets bekendtgørelse om revisionens gennemførelse i finansielle virksomheder og finansielle koncerner og efter almindeligt anerkendte danske revisionsprincipper. Under revisionen har vi ud fra væsentlighed og risiko vurderet forretningsgange samt efterprøvet grundlaget for beløb og øvrige oplysninger af regnskabsmæssig karakter i årsrapporten.

Revisionen har ikke givet anledning til forbehold.

Konklusion
Det er vor opfattelse, at årsrapporten er aflagt i overensstemmelse med den danske lovgivnings krav til regnskabsaflæggelsen, og at den giver et retvisende billede af koncernens og moderselskabets aktiver og passiver, økonomiske stilling samt resultat.

København, den 21. februar 2002

Jens Peter Thomassen
Revisionschef

Erik Fosgrau
Vicerevisionschef

Ekstern revision
Vi har revideret den af ledelsen aflagte årsrapport for 2001 for Danske Bank A/S.

Den udførte revision
Vi har i overensstemmelse med almindeligt anerkendte danske revisionsprincipper tilrettelagt og udført revisionen med henblik på at opnå en begrundet overbevisning om, at regnskaberne og de i beretningen indeholdte regnskabsmæssige oplysninger er uden væsentlige fejl eller mangler. Under revisionen har vi ud fra en vurdering af væsentlighed og risiko efterprøvet grundlaget og dokumentationen for de i årsrappporten anførte beløb og øvrige oplysninger af regnskabsmæssig karakter. Vi har herunder taget stilling til den af ledelsen valgte regnskabspraksis og de udøvede regnskabsmæssige skøn samt vurderet, om årsrapportens informationer af regnskabsmæssig karakter som helhed er fyldestgørende.

Revisionen har ikke givet anledning til forbehold.

Konklusion
Det er vor opfattelse, at årsrapporten er aflagt i overensstemmelse med den danske lovgivnings krav til regnskabsaflæggelsen, og at den giver et retvisende billede af koncernens og moderselskabets aktiver og passiver, økonomiske stilling samt resultat.

København, den 21. februar 2002

Grothen & Perregaard
Statsautoriseret Revisionsaktieselskab

Jørgen Frank Jakobsen Svend Ørjan Jensen
Statsautoriserede revisorer

KPMG C. Jespersen

Arne Sivertsen Birger Kjerri Hansen
Statsautoriserede revisorer

Anvendt regnskabspraksis

Generelt

Årsrapporten er udarbejdet i overensstemmelse med lov om banker og sparekasser, bekendtgørelse om pengeinstitutters regnskabsaflæggelse samt Københavns Fondsbørs A/S's regler for udstedere af børsnoterede værdipapirer, herunder danske regnskabsvejledninger i det omfang lovgivningen ikke fastlægger en anden praksis.

Den anvendte regnskabspraksis er uændret i forhold til foregående år.

Hvor intet andet er anført er sammenligningstallene opgjort efter koncernens regnskabspraksis for konsolidering, hvorefter datterselskaber indgår fra anskaffelsestidspunktet. RealDanmarkkoncernen blev konsolideret pr. 31. december 2000. I beretningen er sammenligningstal for 2000 anført inkl. en proforma konsolidering af Realdanmark koncernen.

Konsolideringsprincipper

Koncernregnskabet omfatter Danske Bank og de virksomheder, i hvilke koncernen besidder over halvdelen af stemmerettighederne, bortset fra forsikringsvirksomheder, som i henhold til lovgivningen ikke skal konsolideres. Virksomheder, som er erhvervet som led i medvirken ved omstrukturering, konsolideres ikke.

Koncernregnskabet udarbejdes ved sammenlægning af regnskabsposter med ensartet indhold og med eliminering af interne indtægts- og udgiftsposter, interne aktiebesiddelser og mellemværender. De regnskaber, der anvendes til brug for konsolideringen, udarbejdes i overensstemmelse med koncernens regnskabspraksis. Forsikringskoncernens regnskaber udarbejdes efter reglerne i Lov om Forsikringsvirksomhed og bekendtgørelse om skadeforsikringsselskabers og forsikringskoncerners regnskabsaflæggelse. Forsikringskoncernens resultat indgår i koncernregnskabet med „Resultat før skat" i posten „Resultat af kapitalandele i associerede og tilknyttede virksomheder", medens årets skat resultatføres under posten „Skat".

Nyerhvervede virksomheder indgår fra anskaffelsestidspunktet. Ved køb af nye virksomheder opgøres den regnskabsmæssige indre værdi på anskaffelsestidspunktet efter koncernens regnskabspraksis. Overstiger anskaffelsesprisen den således opgjorte regnskabsmæssige indre værdi, fradrages resterende positive forskelsbeløb (koncerngoodwill) direkte i egenkapitalen i købsåret.

Ved afhændelse af dattervirksomheder indgår virksomhedens resultat i resultatopgørelsen frem til afståelsestidspunktet. Eventuel fortjeneste eller tab ved salg opgøres som forskellen mellem salgssummen og den regnskabsmæssige indre værdi på salgstidspunktet, reguleret for eventuelt goodwillbeløb, tidligere fratrukket direkte i egenkapitalen i købsåret. Den således opgjorte fortjeneste eller tab medtages i resultatopgørelsen under „Andre ordinære indtægter".

Omregning af fremmed valuta

Aktiver og passiver i fremmed valuta optages til de ultimo året af Danmarks Nationalbank offentliggjorte valutakurser. For valutaer, hvor Nationalbanken ikke offentliggør kurser, anvendes skønnede kurser.

Indtægter og udgifter i fremmed valuta omregnes efter de på bogføringstidspunktet gældende kurser. For bankens udenlandske filialer og dattervirksomheder sker omregningen til danske kroner ultimo året.

Indtægtskriterier

Indtægter og udgifter periodiseres over transaktionernes levetid og medtages i resultatopgørelsen med de beløb, der vedrører regnskabsperioden. Gebyrer indtægtsføres som udgangspunkt på erhvervelsestidspunktet.

Der foretages ikke indtægtsføring af renter af nødlidende engagementer, hvor renten anses for uerholdelig.

Udlån, garantidebitorer og tilgodehavender hos andre kreditinstitutter

Udestående fordringer, herunder realkreditudlån, leasingaktiver og finansielle instrumenter, bliver løbende underkastet en kritisk vurdering for at afdække eventuelle risici for tab. De således opgjorte tab – også i relation til betalingsproblemer i lande, der er gældstyngede og politisk ustabile – udgiftsføres i resultatopgørelsen under „Tab og hensættelser på debitorer", enten som direkte konstaterede tab eller som hensættelser til imødegåelse af tab. Hensatte beløb fjernes fra hensættelseskontoen og anvendes til afskrivning, når tabet anses for konstateret.

Fastforrentede, uopsigelige udlån og tilgodehavender optages i balancen til markedsværdien på opgørelsestidspunktet, dog højst til deres aktuelle restgæld. Visse lån, der i henseende til rente-

risiko er afdækket med tilsvarende fastforrentede passiver eller med afledte finansielle instrumenter, kursreguleres dog ikke.

Kursregulering af fastforrentede udlån og tilgodehavender medtages i resultatopgørelsen under „Kursreguleringer".

Realkreditudlån

Realkreditudlån opføres i balancen under „Udlån" til nominel værdi, det vil sige inklusiv amortisationskonto for kontantlån. Indekslån opføres til indeks ultimo året. Andre udlån (reservefondspantebreve m.v.) optages til anskaffelseskurs eller en vurderet lavere værdi.

Leasingaktiver

Leasingaktiver opføres i balancen under „Udlån" og værdiansættes til anskaffelsespriser med fradrag af afskrivninger. Afskrivninger beregnes efter et annuitetsprincip og under hensyn til de enkelte aktivers økonomiske levetid, således at anskaffelsesprisen med fradrag af en eventuel skønnet restværdi afskrives over leasingperioden. Ejendomsleasingkontrakter værdiansættes herudover ud fra aktuelle værdier på de udleasede ejendomme.

De løbende indtægter af leasingaktiver (leasingydelse med fradrag af afskrivninger) føres under „Renteindtægter". Fortjeneste eller tab ved salg af leasingaktiver ved kontraktudløb føres under „Andre ordinære indtægter". Værdireguleringer på ejendomsleasingkontrakter føres under „Kursreguleringer".

Værdipapirer (omsætningsaktiver)

Noterede værdipapirer, herunder koncernens beholdning af egne obligationer og aktier, optages til markedsværdien ultimo året.

Unoterede værdipapirer optages til købsprisen eller til markedsværdien på opgørelsestidspunktet, hvis denne vurderes at være lavere end købsprisen. Unoterede investeringsforeningsandele optages til den af investeringsforeningen beregnede kursværdi.

De beregnede kursreguleringer føres i resultatopgørelsen under „Kursreguleringer" og specificeres i noterne.

Kapitalandele i associerede virksomheder og øvrige betydende kapitalandele

Kapitalandele i associerede virksomheder består af aktier og andre andele af egenkapitalen i virksomheder, hvor koncernen besidder mindst 20 pct. og højst 50 pct. af stemmerettighederne i virksomheden og samtidig udøver en betydelig indflydelse på virksomhedens driftsmæssige og finansielle ledelse.

Øvrige betydende kapitalandele består af kapitalandele på mindst 20 pct. og højst 50 pct. i virksomheder, der på grund af stemmeretsbegrænsninger m.v. ikke er associerede virksomheder.

Kapitalandele i associerede virksomheder og øvrige betydende kapitalandele værdiansættes som hovedregel efter indre værdis metode. Den forholdsmæssige andel af de enkelte virksomheders resultat efter skat føres i posten „Resultat af kapitalandele i associerede og tilknyttede virksomheder". Enkelte besiddelser er dog ud fra en forsigtig vurdering ansat til en lavere værdi end den regnskabsmæssige indre værdi.

Kapitalandele i tilknyttede virksomheder

Kapitalandele i tilknyttede virksomheder består af aktier eller andre dele af egenkapitalen i virksomheder, hvori koncernen besidder mere end 50 pct. af stemmerettighederne.

Kapitalandele i dattervirksomheder er værdiansat efter indre værdis metode. Den forholdsmæssige andel af de enkelte virksomheders resultat før skat føres i posten „Resultat af kapitalandele i associerede og tilknyttede virksomheder". Andelen af virksomhedernes skat resultatføres under „Skat".

Immaterielle og materielle aktiver

Immaterielle aktiver, herunder afståelsesvederlag, franchiserettigheder og ombygningsudgifter vedrørende lejede lokaler, udgiftsføres fuldt ud i anskaffelsesåret.

Ejendomme værdiansættes til anskaffelsesværdi med tillæg af eventuelle forbedringsudgifter og med fradrag af foretagne af- og nedskrivninger.

Ejendomme, hvis værdi i handel og vandel ud fra en forsigtig vurdering er væsentligt højere end anskaffelsesprisen og af varig karakter, er opskrevet til denne højere værdi, dog ikke over den offentlige vurdering. Opskrivningsbeløbet er henlagt til opskrivningshenlæggelser under egenkapitalen.

Ejendomme, der er overtaget i forbindelse med afvikling af et engagement, og andre ejendomme, hvis værdi i handel og vandel må antages at være varigt lavere end anskaffelsesprisen, nedskrives til denne lavere værdi.

Afskrivninger foretages lineært, baseret på ejendommenes forventede scrapværdi og den skønnede brugstid på 20-50 år. Beboelsesejendomme samt fredede ejendomme afskrives dog over 75 år. Ejendomme som er undergivet hjemfaldspligt afskrives efter en progressiv skala.

Maskiner og inventar m.v. optages i balancen til anskaffelsessummen med fradrag af lineære afskrivninger. Afskrivningerne baseres på aktivernes forventede brugstid, dog maksimalt 3 år.

Egne kapitalandele
Egne kapitalandele optages til markedsværdien ultimo året. De beregnede kursreguleringer indgår i resultatopgørelsen under „Kursreguleringer".

Under egenkapitalen reserveres et beløb svarende til markedsværdien under „Reserve for egne kapitalandele".

Egne kapitalandele, erhvervet med henblik på nedsættelse af aktiekapitalen, opføres uden værdi. Anskaffelsessummen fratrækkes direkte i egenkapitalen.

Afledte finansielle instrumenter
Terminsforretninger optages til terminskursen ultimo året.

Periodiserede terminspræmier af fonds- og valutaterminsforretninger føres under „Renteindtægter".

De beregnede ændringer i markedsværdien af fonds- og valutaterminsforretninger, hidrørende fra renteændringer og valutakursændringer, medtages i resultatopgørelsen under „Kursreguleringer" og specificeres i noterne.

Rente- og valutaswaps optages som hovedregel til markedsværdien ultimo året. Swaps, der er indgået til dækning af renterisikoen på fastforrentede passiver eller på en portefølje af fastforrentede aktiver, kursreguleres ikke.

Kursregulering af rente- og valutaswaps medtages i resultatopgørelsen under „Kursreguleringer".

Renter i forbindelse med rente- og valutaswaps periodiseres over de enkelte forretningers løbetid og indgår netto under „Renteindtægter".

Forward rate agreements, optioner og futures optages til markedsværdien ultimo året. Gevinst/tab i relation hertil tillige med modtagne og afgivne betalinger af rentedifferencebeløb for afviklede forward rate agreements medtages i resultatopgørelsen under „Kursreguleringer".

Skat
Banken er sambeskattet med hovedparten af de danske dattervirksomheder, der har været 100 pct. ejede i hele året.

Den beregnede danske skat af årets indkomst fordeles mellem de sambeskattede danske virksomheder efter fuld fordelingsmetode. Den forventede skat af årets indkomst i ind- og udland resultatføres under posten „Skat".

Den indenlandske selskabsskat for de sambeskattede virksomheder betales i henhold til acontoskatteordningen.

Udstedte obligationer
Udstedte obligationer opføres i balancen til nominel værdi. En eventuel større over- eller underkurs på udstedelsestidspunktet periodiseres over obligationens løbetid.

Udstedte realkreditobligationer opføres i balancen til nominel værdi.

Udstedte indeksobligationer opføres til indeks ultimo året.

Aktiebaseret incitamentsprogram
Koncernens aktiebaserede incitamentsprogram består af aktieoptioner, betingede aktier og medarbejderaktier. Såfremt markedskursen overstiger tildelingskursen udgiftsføres forskellen på tildelingstidspunktet som en lønomkostning. Efterfølgende regulering af koncernens forpligtelser foretages under „Kursreguleringer" i beholdningsindtjeningen. Koncernens forpligtelser indgår under „Andre passiver". Koncernens forpligtelser er sikret ved beholdning af egne kapitalandele, der værdiansættes til markedsværdi. Kursregulering heraf indgår ligeledes i beholdningsindtjeningen.

Udskudt skat

Udskudt skat som følge af tidsmæssige forskydninger i regnskabsmæssig henholdsvis skattemæssig indtægts-/udgiftsførsel optages i balancen under posten „Hensættelser til forpligtelser" eller „Andre aktiver". Den udskudte skat omfatter såvel danske som udenlandske skatter, opgjort på grundlag af gældende skattesatser. Årets ændringer i udskudt skat udgifts-/indtægtsføres i resultatopgørelsen.

Pensionsforpligtelser

Koncernens pensionsforpligtelser afdækkes gennem indbetaling til forsikringsselskaber, pensionskasser m.v. Sådanne indbetalinger udgiftsføres løbende. Visse udenlandske pensionsforpligtelser afdækkes ikke, men hensættes på grundlag af en aktuarmæssig opgørelse.

Pengestrømsopgørelsen

Pengestrømsopgørelsen viser pengestrømme for året samt likvider ved årets begyndelse og slutning. Pengestrømsopgørelsen præsenteres efter den indirekte metode med udgangspunkt i årets resultat. I pengestrømmene er inkluderet årets kursreguleringer på fonds og valuta.

Pengestrømme fra drift opgøres som årets resultat reguleret for ikke-kontante driftsposter samt ændring i driftskapital.

Pengestrømme fra investeringsaktivitet omfatter køb og salg af anlægsaktiver, virksomheder samt værdipapirer m.v. Pengestrømme fra finansieringsaktivitet omfatter udlodninger samt bevægelser i egenkapital og efterstillede kapitalindskud.

Likvider omfatter likvide beholdninger samt let realisable værdipapirer korrigeret for obligationer, anvendt og modtaget i genkøbsforretninger.

Principper for handel mellem koncernens virksomheder

Danske Bank koncernen består af en række selvstændige, juridiske virksomheder. Ved samhandel mellem koncernens virksomheder, eller når en virksomhed udfører arbejde for en anden virksomhed, sker afregning på markedsbaserede vilkår eller på omkostningsdækkende basis. Handel foretages efter kontraktlig aftale mellem virksomhederne, med mindre transaktionerne er ubetydelige.

Segmentregnskaber

Oplysninger gives på koncernens primære segmenter, som er de forretningsområder, den interne økonomistyring og organisation er tilrettelagt efter. Segmentoplysningerne følger koncernens regnskabspraksis og omfatter koncernens basisindtjening før hensættelser, risikovægtede poster og allokerede kapital.

Interne transaktioner mellem områderne afregnes på markedsprisniveau. Centralt afholdte omkostninger, herunder omkostninger i stabs-, administrations- og backoffice funktioner, fordeles til forretningsområderne med udgangspunkt i markedspriser, hvis sådanne findes. Øvrige omkostninger, herunder fællesomkostninger, fordeles på baggrund af en vurdering af den forholdsmæssige andel af koncernens faktiske aktivitetsniveau.

I det enkelte forretningsområde indgår en egenkapitalandel, svarende til 6,5 pct. af forretningsområdets gennemsnitlige risikovægtede poster, opgjort efter Finanstilsynets forskrifter. Der gælder særlige kapitaldækningsregler for forsikringsselskaber. I konsekvens heraf opgøres den egenkapital, der allokeres til forsikringsaktiviteterne, til lovgivningens minimumskrav om solvensmargen. Forretningsområderne tildeles en beregnet indtægt svarende til et passivt afkast af den allokerede kapital. Indtægten fastlægges med udgangspunkt i den korte pengemarkedsrente.

Styringen af koncernens egenbeholdninger er et selvstændigt segment, der opgøres efter ovennævnte principper. Resultatet heraf - beholdningsindtjeningen - indgår ikke ved opgørelse af basisindtjeningen.

Sekundært segmenteres koncernens bruttoindtægter, basisindtjening før hensættelser, aktiver i alt og antal personale på geografiske segmenter. Den geografiske opdeling foretages på grundlag af bogføringsstedet for de enkelte transaktioner i overensstemmelse med regnskabslovgivningens krav herom. Den sekundære segmentering baseres ikke på principperne om allokeret kapital.

Resultatopgørelse for Danske Bank koncernen

Note	(Mio. kr.)	2001	2000
2	Renteindtægter	79.787	44.082
3	Renteudgifter	61.181	33.363
	Netto renteindtægter	18.606	10.719
	Udbytte af kapitalandele	441	208
4	Gebyrer og provisionsindtægter	7.813	5.689
	Afgivne gebyrer og provisionsudgifter	1.571	868
	Netto rente- og gebyrindtægter	25.289	15.748
5	Kursreguleringer	1.563	1.785
6	Andre ordinære indtægter	1.260	1.062
7-9	Udgifter til personale og administration	15.503	9.591
10	Af- og nedskrivninger på immaterielle og materielle aktiver	891	545
	Andre ordinære udgifter	22	2.463
	Tab og hensættelser på debitorer	1.752	454
11	Resultat af kapitalandele i associerede og tilknyttede virksomheder	1.446	1.114
	Ordinært resultat før skat	11.390	6.656
12	Skat	2.677	1.940
	Årets resultat	8.713	4.716
	Heraf minoritetsaktionærernes andel	-	-5

I sammenligningstallene for 2000 er RealDanmarks resultat ikke indregnet.

Balance for Danske Bank koncernen

Note	(Mio. kr.)	2001	2000
	AKTIVER		
	Kassebeholdning og anfordringstilgodehavender hos centralbanker	9.566	7.752
14,30-31	Tilgodehavender hos kreditinstitutter og centralbanker	140.250	132.506
15,30-32	Udlån	924.021	864.274
17,31-32	Obligationer	343.078	241.051
18,19	Aktier m.v.	12.357	17.262
19	Kapitalandele i associerede virksomheder m.v.	1.421	1.602
19	Kapitalandele i tilknyttede virksomheder	9.644	8.804
21	Materielle aktiver	6.459	6.796
22	Egne kapitalandele	810	839
23	Andre aktiver	89.864	80.780
	Periodeafgrænsningsposter	1.112	1.019
13	Aktiver i alt	1.538.582	1.362.685
	PASSIVER		
24,30-31	Gæld til kreditinstitutter og centralbanker	241.042	212.949
25,30-32	Indlån	400.491	366.834
26,31-32	Udstedte obligationer	673.454	563.256
27	Andre passiver	131.927	133.501
	Periodeafgrænsningsposter	674	504
28	Hensættelser til forpligtelser	2.128	4.077
29,32	Efterstillede kapitalindskud	31.765	29.675
	Minoritetsinteresser	10	983
	Egenkapital		
	Aktiekapital	7.320	7.592
	Overkurs ved emission	1.227	27.764
	Reserve for egne kapitalandele	810	839
	Opskrivningshenlæggelser	50	52
	Overført fra tidligere år	42.448	13.320
	Overført af årets resultat	5.236	1.339
	Egenkapital i alt	57.091	50.906
	Passiver i alt	1.538.582	1.362.685
	IKKE-BALANCEFØRTE POSTER		
33	Garantier m.v.	91.852	76.158
34	Andre forpligtelser	90.536	103.509
	Ikke-balanceførte poster i alt	182.388	179.667

Resultatopgørelse for Danske Bank

Note	[Mio. kr.]	2001	2000
2	Renteindtægter	44.784	34.780
3	Renteudgifter	31.414	26.268
	Netto renteindtægter	13.370	8.512
	Udbytte af kapitalandele	349	176
4	Gebyrer og provisionsindtægter	6.908	5.296
	Afgivne gebyrer og provisionsudgifter	1.322	756
	Netto rente- og gebyrindtægter	19.305	13.228
5	Kursreguleringer	1.188	1.592
6	Andre ordinære indtægter	891	862
7-9	Udgifter til personale og administration	12.071	8.092
10	Af- og nedskrivninger på immaterielle og materielle aktiver	787	435
	Andre ordinære udgifter	2	2.463
	Tab og hensættelser på debitorer	1.507	379
11	Resultat af kapitalandele i associerede og tilknyttede virksomheder	4.373	2.348
	Ordinært resultat før skat	11.390	6.661
12	Skat	2.677	1.940
	Årets resultat	8.713	4.721

FORSLAG TIL OVERSKUDSFORDELING		
Årets resultat	8.713	4.721
Overførsler fra tidligere år	-	-
Til disposition i alt	8.713	4.721
Anvendt til udbytte	3.477	3.382
Henlagt til egenkapital	5.236	1.339
Anvendt i alt	8.713	4.721

I sammenligningstallene for 2000 er RealDanmarks resultat ikke indregnet.

Balance for Danske Bank

Note	(Mio. kr.)	2001	2000
	AKTIVER		
	Kassebeholdning og anfordringstilgodehavender hos centralbanker	7.477	5.363
14,30-31	Tilgodehavender hos kreditinstitutter og centralbanker	180.404	143.276
15,30-32	Udlån	411.402	294.486
17,31-32	Obligationer	235.477	122.230
18,19	Aktier m.v.	11.752	11.476
19	Kapitalandele i associerede virksomheder m.v.	989	458
19	Kapitalandele i tilknyttede virksomheder	40.202	42.690
21	Materielle aktiver	4.967	3.434
22	Egne kapitalandele	810	712
23	Andre aktiver	79.777	74.485
	Periodeafgrænsningsposter	1.059	857
	Aktiver i alt	974.316	699.467
	PASSIVER		
24,30-31	Gæld til kreditinstitutter og centralbanker	269.511	176.520
25,30-32	Indlån	373.705	257.941
26,31-32	Udstedte obligationer	128.034	82.739
27	Andre passiver	113.883	106.716
	Periodeafgrænsningsposter	549	413
28	Hensættelser til forpligtelser	1.039	2.705
29,32	Efterstillede kapitalindskud	30.504	21.527
	Egenkapital		
	Aktiekapital	7.320	7.592
	Overkurs ved emission	1.227	27.764
	Reserve for egne kapitalandele	810	712
	Opskrivningshenlæggelser	50	52
	Overført fra tidligere år	42.448	13.447
	Overført af årets resultat	5.236	1.339
	Egenkapital i alt	57.091	50.906
	Passiver i alt	974.316	699.467
	IKKE-BALANCEFØRTE POSTER		
33	Garantier m.v.	191.810	136.431
34	Andre forpligtelser	86.537	92.709
	Ikke-balanceførte poster i alt	278.347	229.140

Kapitalbevægelser

KAPITALBEVÆGELSER I DANSKE BANK I 2001 (Mio. kr.)	Primo	Kapital-udvidelse	Kapital-nedskrivning	Anden tilgang	Anden afgang	Ultimo
Aktiekapital	7.592	94	-366	-	-	7.320
Overkurs ved emission	27.764	1.227	-27.764	-	-	1.227
Reserve for egne kapitalandele	712	-	-	98	-	810
Opskrivningshenlæggelser	52	-	-	-	-2	50
Overført resultat	14.786	-	28.130	5.236	-468	47.684
Egenkapital i alt	50.906	1.321	0	5.334	-470	57.091

Egenkapital
Aktiekapitalen består af 732.000.000 stk. aktier à 10 kr. eller i alt 7.320 mio. kr. Banken har kun én aktieklasse, idet alle aktier besidder samme rettigheder.

Udvikling i egenkapital og minoritetsinteresser	2001	2000
Egenkapital, primo	50.906	30.412
Kapitaltilførsel	1.321	30.063
Kapitalnedskrivning	-	-4.999
Årets resultat	8.713	4.721
Udloddet udbytte	-3.477	-3.382
Udbytte egne kapitalandele	-	161
Straksafskrivning af goodwill	-372	-6.070
Egenkapital, ultimo	57.091	50.906
Minoritetsinteresser, primo	983	130
Valutakursregulering	-	-
Årets resultat	-	-5
Tilgang af minoritetsinteresser	-	982
Indløsning af minoritetsinteresser	-973	-124
Minoritetsinteresser, ultimo	10	983

SOLVENS	DANSKE BANK KONCERNEN		DANSKE BANK	
(Mio. kr.)	2001	2000	2001	2000
Den ansvarlige kapital og solvensprocent				
Den ansvarlige kapital				
Kernekapital efter fradrag	55.177	50.338	56.021	49.600
Medregnede efterstillede kapitalindskud samt opskrivningshenlæggelser	29.835	26.990	29.221	20.372
Fradrag for forsikringsdattervirksomheder	-6.208	-5.454	-6.199	-5.439
Øvrige fradrag	-345	-510	-345	-223
Supplerende kapital efter fradrag	23.282	21.026	22.677	14.710
Ansvarlig kapital efter fradrag i alt	78.459	71.364	78.698	64.310
Vægtede poster				
uden for handelsbeholdningen	693.499	676.027	488.744	392.848
med markedsrisiko i handelsbeholdningen	66.159	69.130	60.386	48.827
Vægtede poster i alt	759.658	745.157	549.130	441.675
Kernekapitalprocent	7,26	6,76	10,20	11,23
Solvensprocent	10,33	9,58	14,33	14,56
Lovkrav til solvensprocenten	8,00	8,00	8,00	8,00

Solvensprocenten opgøres efter kapitaldækningsreglerne for pengeinstitutter og visse kreditinstitutter. Efter samme lovgivning skal koncernens forsikringsdattervirksomheder ikke konsolideres regnskabsmæssigt med den øvrige koncern. Derfor trækkes disse virksomheders solvensmargen fra koncernens ansvarlige kapital, inden denne indgår i beregningen af solvensprocenten. Reduktionen i koncernens solvensprocent som følge af dette fradrag andrager i 2001 0,7 procentpoint og androg ultimo 2000 0,7 procentpoint.

Pengestrømsopgørelse for Danske Bank koncernen

Note	(Mio. kr.)	2001	2000
	Årets resultat efter skat	8.713	4.716
37	Reguleringer for ikke kontante driftsposter	150	2.352
	Årets resultat reguleret for ikke kontante driftsposter	8.863	7.068
	Ændring i driftskapital		
	Udlån og tilgodehavender hos kreditinstitutter	-71.428	-68.919
	Indlån og gæld til kreditinstitutter	71.068	7.598
	Udstedte realkreditobligationer samt øvrige udstedte obligationer	110.198	25.491
	Anden driftskapital	13.949	23.336
	I alt	123.787	-12.494
	Pengestrømme fra driftsaktivitet	132.650	-5.426
	Pengestrømme fra investeringsaktivitet		
38	Køb af virksomheder	-88	-30.908
	Salg af virksomheder	526	690
	Materielle anlægsaktiver	-545	-295
	I alt	-107	-30.513
	Pengestrømme fra finansieringsaktivitet		
	Kapitaltilførsel	-	30.126
	Tilbagekøb egne aktier	-	-4.999
	Efterstillede kapitalindskud	-1.229	-
	Udbytte	-3.221	-1.323
	I alt	-4.450	23.804
39	Likvider primo	276.211	162.297
	Likvider i tilkøbt virksomhed	-3.969	126.049
	Ændring i likvider	128.092	-12.135
39	Likvider ultimo	400.334	276.211

Kreditrisici

	DANSKE BANK KONCERNEN				DANSKE BANK			
UDLÅN OG GARANTIDEBITORER	2001		2000		2001		2000	
FORDELT PÅ SEKTORER OG BRANCHER	Mio. kr.	Pct.	Mio. kr.	Pct.	Mio. kr.	Pct.	Mio. kr.	Pct.
Offentlige myndigheder	29.022	2,9	25.845	2,7	14.706	2,4	7.324	1,7
Erhverv:								
Landbrug, jagt og skovbrug	27.335	2,7	28.428	3,0	8.536	1,4	4.608	1,0
Fiskeri	3.597	0,4	2.360	0,3	2.698	0,4	704	0,2
Fremstillingsvirksomhed, råstofudvinding, el-, gas-, vand- og varmeværker	97.324	9,6	90.686	9,6	82.140	13,6	63.329	14,7
Bygge- og anlægsvirksomhed	14.905	1,5	16.855	1,8	7.786	1,3	7.785	1,8
Handel, restaurations- og hotelvirksomhed	65.489	6,4	62.631	6,7	40.149	6,7	30.876	7,2
Transport, post og telefon	32.754	3,2	35.331	3,8	26.984	4,5	23.463	5,4
Kredit- og finansieringsvirksomhed samt forsikringsvirksomhed	70.742	7,0	85.640	9,1	184.637	30,6	150.120	34,8
Ejendomsadministration og -handel samt forretningsservice	153.513	15,1	156.723	16,7	57.642	9,6	43.504	10,1
Øvrige erhverv	108.797	10,7	74.234	7,9	97.885	16,2	53.253	12,4
Erhverv i alt	574.456	56,5	552.888	58,8	508.457	84,3	377.642	87,6
Private	412.395	40,6	361.699	38,5	80.049	13,3	45.951	10,7
I alt	1.015.873	100,0	940.432	100,0	603.212	100,0	430.917	100,0
Akkumulerede hensættelser								
Hensat ultimo på udlån og garantier	13.610		13.879		11.142		9.203	
Hensat ultimo på tilgodehavender hos kreditinstitutter og andre poster, der indebærer en kreditrisiko	472		503		462		488	
Akkumulerede hensættelser i alt	14.082		14.382		11.604		9.691	
Akkumulerede hensættelser på udlån og garantier i procent af udlån og garantier ultimo året	1,3		1,5		1,8		2,1	
Udlån til kunder og tilgodehavender hos kreditinstitutter med standset renteberegning udgør ultimo året	3.484		3.432		2.528		1.715	

EFTERSTILLEDE TILGODEHAVENDER (Mio. kr.)				
Tilknyttede virksomheder				
Kreditinstitutter	8	3	700	700
Udlån	-	-	-	-
Obligationer	-	-	640	602
Andre virksomheder				
Kreditinstitutter	-	170	-	-
Udlån	94	439	85	87
Obligationer	416	529	416	84

Likviditetsrisici

LØBETIDSFORDELING EFTER RESTLØBETID (Mio. kr.)	DANSKE BANK KONCERNEN 2001	DANSKE BANK KONCERNEN 2000	DANSKE BANK 2001	DANSKE BANK 2000
Tilgodehavender hos kreditinstitutter og centralbanker				
Anfordringstilgodehavender	32.565	23.614	34.978	14.341
Til og med 3 måneder	84.537	89.369	118.050	107.371
Fra 3 måneder til og med 1 år	16.093	10.062	20.959	13.267
Fra 1 år til og med 5 år	4.101	5.125	2.982	4.227
Over 5 år	2.954	4.336	3.435	4.070
I alt	140.250	132.506	180.404	143.276
Udlån				
På anfordring	30.755	15.667	38.530	15.534
Til og med 3 måneder	177.016	177.743	117.992	100.811
Fra 3 måneder til og med 1 år	176.531	126.515	140.225	94.164
Fra 1 år til og med 5 år	156.567	141.526	62.830	49.565
Over 5 år	383.152	402.823	51.825	34.412
I alt	924.021	864.274	411.402	294.486
Gæld til kreditinstitutter og centralbanker				
Anfordringsgæld	52.152	26.151	63.588	14.160
Til og med 3 måneder	159.730	165.582	177.112	148.942
Fra 3 måneder til og med 1 år	27.639	20.660	27.393	12.887
Fra 1 år til og med 5 år	1.119	234	1.016	233
Over 5 år	402	322	402	298
I alt	241.042	212.949	269.511	176.520
Indlån				
På anfordring	198.796	184.262	176.903	110.124
Til og med 3 måneder	154.298	140.762	149.156	114.570
Fra 3 måneder til og med 1 år	5.919	6.450	5.803	4.622
Fra 1 år til og med 5 år	12.372	10.450	12.814	9.469
Over 5 år	29.106	24.910	29.029	19.156
I alt	400.491	366.834	373.705	257.941
Udstedte obligationer m.v.				
Til og med 3 måneder	170.693	105.659	85.074	56.792
Fra 3 måneder til og med 1 år	74.083	30.636	36.335	19.287
Fra 1 år til og med 5 år	148.794	112.735	5.647	5.711
Over 5 år	279.884	314.226	978	949
I alt	673.454	563.256	128.034	82.739

Markedsrisici

	DANSKE BANK KONCERNEN		DANSKE BANK	
(Mio. kr.)	2001	2000	2001	2000
Mellemværender i fremmed valuta				
Aktiver i fremmed valuta i alt	487.173	452.056	470.276	375.532
Passiver i fremmed valuta i alt	516.388	450.371	498.667	371.992
Valutakursindikator 1	1.532	1.422	1.532	2.385
Valutakursindikator 1 i pct. af kernekapital efter fradrag	2,78	2,83	2,74	4,81
Indikator 1 udtrykker den største sum af henholdsvis positioner i valutaer, hvor koncernen har et nettotilgodehavende, og i valutaer, hvor koncernen har en nettogæld.				
Valutakursindikator 2	42,27	46,68	42,22	52,06
Valutakursindikator 2 i pct. af kernekapital efter fradrag	0,08	0,09	0,08	0,11
Indikator 2 udtrykker koncernens valutakursrisiko mere præcist end indikator 1, idet indikator 2 tager hensyn til de forskellige valutaers volatilitet og samvariation. Indikator 2 udtrykker således det maksimale beløb, som koncernen med 99 procents sandsynlighed kan risikere at tabe i de følgende 10 døgn, såfremt valutapositionen ikke ændres.				
Renterisiko				
Renterisiko opdelt på valutaer med størst renterisiko:				
DKK	1.075	1.096	900	561
EUR	278	343	271	135
USD	292	117	291	114
GBP	42	47	42	46
Øvrige valutaer	149	44	147	19
I alt	1.836	1.647	1.651	875

Danske Bank koncernens totale rentefølsomhed, beregnet i overensstemmelse med Finanstilsynets retningslinier, udgjorde 1.836 mio. kr. ultimo 2001, svarende til 3,3 pct. af koncernens kernekapital efter fradrag. Rentefølsomheden omfatter såvel korte som lange fastforrentede fordringer i kroner og valuta, herunder pantebreve.

I 2000 udgjorde beløbet for Danske Bank koncernen 1.647 mio. kr., svarende til 3,3 pct. af koncernens kernekapital efter fradrag.

Markedsrisici

AFLEDTE FINANSIELLE INSTRUMENTER

Opdelt efter restløbetid

Danske Bank koncernen	Til og med 3 mdr.		Fra 3 mdr. til og med 1 år		Fra 1 år til og med 5 år		Over 5 år	
(Mio. kr.)	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi
Valutakontrakter								
Terminer/futures, køb	675.740	-5.605	350.543	-3.245	10.753	-115	308	-3
Terminer/futures, salg	606.067	6.183	311.793	3.530	8.982	75	218	1
Swaps	7.951	-242	21.815	-536	94.133	-2.684	32.357	-161
Optioner, erhvervede	24.212	228	19.827	315	17	-	-	-
Optioner, udstedte	22.928	-205	22.456	-304	8	-1	-	-
Rentekontrakter								
Terminer/futures, køb	103.179	45	18.272	-1	7.205	9	-	-
Terminer/futures, salg	126.101	38	82.608	-6	33.116	-19	-	-
Forward Rate Agreements, køb	564.053	-1.578	717.766	-1.537	41.444	7	-	-
Forward Rate Agreements, salg	563.013	1.560	707.667	1.492	47.034	-14	-	-
Swaps	441.773	-2.314	513.995	-779	878.076	1.393	423.713	852
Optioner, erhvervede	64.838	111	45.036	106	45.421	402	5.092	65
Optioner, udstedte	13.583	-56	21.143	-85	41.699	-354	5.297	-62
Aktiekontrakter								
Terminer/futures, køb	354	8	103	-	143	111	946	738
Terminer/futures, salg	452	-15	103	-1	143	-104	946	-838
Optioner, erhvervede	90	177	8.141	13	19.478	73	-	-
Optioner, udstedte	201	-206	318	-34	3.597	-65	-	-
Andre kontrakter								
Kreditderivater	1.185	-12	61	-	-	-	-	-

Danske Bank koncernen	I alt 2001		I alt 2000		I alt 2001		I alt 2000	
(Mio. kr.)	Nominel værdi	Netto markeds-værdi	Nominel værdi	Netto markeds-værdi	Markedsværdi Positiv	Markedsværdi Negativ	Markedsværdi Positiv	Markedsværdi Negativ
Valutakontrakter								
Terminer/futures, køb	1.037.344	-8.968	1.234.015	7.804	10.479	19.447	22.408	14.604
Terminer/futures, salg	927.060	9.789	1.029.352	-8.248	17.895	8.106	12.552	20.800
Swaps	156.256	-3.623	136.519	-3.117	469	4.092	4.837	7.954
Optioner, erhvervede	44.056	543	28.950	507	543	-	507	-
Optioner, udstedte	45.392	-510	26.460	-512	-	510	-	512
Rentekontrakter								
Terminer/futures, køb	128.656	53	106.415	167	119	66	179	12
Terminer/futures, salg	241.825	13	64.160	-117	53	40	6	123
Forward Rate Agreements, køb	1.323.263	-3.108	1.384.119	-2.180	104	3.212	126	2.306
Forward Rate Agreements, salg	1.317.714	3.038	1.349.493	2.203	3.145	107	2.322	119
Swaps	2.257.557	-848	2.015.248	-575	31.146	31.994	25.363	25.938
Optioner, erhvervede	160.387	684	84.389	440	684	-	440	-
Optioner, udstedte	81.722	-557	45.113	-483	-	557	-	483
Aktiekontrakter								
Terminer/futures, køb	1.546	857	1.938	-7	869	12	16	23
Terminer/futures, salg	1.644	-958	1.997	38	26	984	57	19
Optioner, erhvervede	27.709	263	602	265	263	-	265	-
Optioner, udstedte	4.116	-305	520	-237	-	305	-	237
Andre kontrakter								
Kreditderivater	1.246	-12	-	-	-	12	-	-
I alt		-3.649		-4.052	65.795	69.444	69.078	73.130

Markedsrisici

AFLEDTE FINANSIELLE INSTRUMENTER

Opdelt efter restløbetid

Danske Bank	Til og med 3 mdr.		Fra 3 mdr. til og med 1 år		Fra 1 år til og med 5 år		Over 5 år	
(Mio. kr.)	Nominel værdi	Netto markeds- værdi	Nominel værdi	Netto markeds- værdi	Nominel værdi	Netto markeds- værdi	Nominel værdi	Netto markeds- værdi
Valutakontrakter								
Terminer/futures, køb	665.008	-5.619	382.779	-3.235	13.554	-115	386	-3
Terminer/futures, salg	603.222	6.147	342.028	3.486	7.406	75	126	1
Swaps	7.951	-242	21.815	-535	93.037	-2.511	32.357	-161
Optioner, erhvervede	24.212	228	19.807	315	17	-	-	-
Optioner, udstedte	22.928	-205	22.458	-304	8	-1	-	-
Rentekontrakter								
Terminer/futures, køb	31.720	-9	18.191	-1	7.205	9	-	-
Terminer/futures, salg	76.730	28	82.589	-6	33.116	-19	-	-
Forward Rate Agreements, køb	563.651	-1.576	716.135	-1.537	41.444	7	-	-
Forward Rate Agreements, salg	562.605	1.559	706.048	1.492	47.374	-14	-	-
Swaps	440.078	-2.222	513.624	-670	874.585	1.333	422.734	887
Optioner, erhvervede	64.838	111	45.036	106	45.421	402	5.092	59
Optioner, udstedte	13.583	-56	21.143	-85	41.699	-354	5.297	-60
Aktiekontrakter								
Terminer/futures, køb	14	1	4	-	143	112	946	738
Terminer/futures, salg	85	-15	4	-	143	-104	946	-838
Optioner, erhvervede	70	1	8.121	4	19.478	17	-	-
Optioner, udstedte	168	-103	306	-28	3.597	-17	-	-
Andre kontrakter								
Kreditderivater	1.185	-12	61	-	-	-	-	-

Danske Bank	I alt 2001		I alt 2000		I alt 2001		I alt 2000	
(Mio. kr.)	Nominel værdi	Netto markeds- værdi	Nominel værdi	Netto markeds- værdi	Markedsværdi Positiv	Negativ	Markedsværdi Positiv	Negativ
Valutakontrakter								
Terminer/futures, køb	1.061.727	-8.972	1.189.348	7.770	10.472	19.444	22.181	14.411
Terminer/futures, salg	952.782	9.709	992.946	-7.718	17.758	8.049	11.802	19.520
Swaps	155.160	-3.449	135.419	-2.970	470	3.919	4.837	7.807
Optioner, erhvervede	44.036	543	23.852	504	543	-	504	-
Optioner, udstedte	45.394	-510	24.610	-512	-	510	-	512
Rentekontrakter								
Terminer/futures, køb	57.116	-1	64.108	62	2	3	74	12
Terminer/futures, salg	192.435	3	23.267	-24	3	-	5	29
Forward Rate Agreements, køb	1.321.230	-3.106	1.185.410	-1.922	104	3.210	115	2.037
Forward Rate Agreements, salg	1.316.027	3.037	1.192.114	1.925	3.144	107	2.034	109
Swaps	2.251.021	-672	1.902.583	-234	31.263	31.935	24.590	24.824
Optioner, erhvervede	160.387	678	84.689	452	678	-	451	-
Optioner, udstedte	81.722	-555	45.163	-485	-	555	-	484
Aktiekontrakter								
Terminer/futures, køb	1.107	851	33	-20	857	6	3	24
Terminer/futures, salg	1.178	-957	94	52	10	967	57	5
Optioner, erhvervede	27.669	22	411	261	22	-	261	-
Optioner, udstedte	4.071	-148	481	-233	-	148	-	234
Andre kontrakter								
Kreditderivater	1.246	-12	-	-	-	12	-	-
I alt		-3.539		-3.092	65.326	68.865	66.914	70.008

Markedsrisici

Danske Bank koncernen	2001		2000		2001		2000	
	Gennemsnitlig markedsværdi		Gennemsnitlig markedsværdi		Markedsværdi af ikke-garanterede kontrakter		Markedsværdi af ikke-garanterede kontrakter	
(Mio. kr.)	*Positiv*	*Negativ*	*Positiv*	*Negativ*	*Positiv*	*Negativ*	*Positiv*	*Negativ*
Valutakontrakter								
Terminer/futures, køb	16.202	16.731	22.586	14.509	10.479	19.447	22.408	14.604
Terminer/futures, salg	15.100	13.688	14.155	20.345	17.895	8.106	12.552	20.800
Swaps	2.004	6.061	5.030	7.987	469	4.092	4.837	7.954
Optioner, erhvervede	500	-	549	-	543	-	507	-
Optioner, udstedte	-	596	-	477	-	510	-	512
Rentekontrakter								
Terminer/futures, køb	159	44	29	27	98	46	135	-
Terminer/futures, salg	34	74	19	24	44	30	2	95
Forward Rate Agreements, køb	129	2.728	1.690	1.196	104	3.212	126	2.306
Forward Rate Agreements, salg	2.692	129	1.192	1.729	3.145	107	2.322	119
Swaps	27.453	27.317	21.837	21.032	31.146	31.994	25.363	25.938
Optioner, erhvervede	564	-	538	-	684	-	440	-
Optioner, udstedte	-	501	-	551	-	557	-	483
Aktiekontrakter								
Terminer/futures, køb	536	18	270	119	847	2	14	-
Terminer/futures, salg	40	607	120	265	1	933	1	14
Optioner, erhvervede	307	-	413	-	94	-	95	-
Optioner, udstedte	-	265	-	413	-	87	-	3
Kreditderivater	1	-	-	-	-	12	-	-
Markedsværdi i alt	65.721	68.759	68.428	68.674	65.549	69.135	68.802	72.828
Efter netting i alt					31.485		22.601	

Danske Bank	2001		2000		2001		2000	
	Gennemsnitlig markedsværdi		Gennemsnitlig markedsværdi		Markedsværdi af ikke-garanterede kontrakter		Markedsværdi af ikke-garanterede kontrakter	
(Mio. kr.)	Positiv	Negativ	Positiv	Negativ	Positiv	Negativ	Positiv	Negativ
Valutakontrakter								
Terminer/futures, køb	16.120	16.665	22.952	14.805	10.472	19.444	22.181	14.411
Terminer/futures, salg	14.766	13.214	13.899	19.536	17.758	8.049	11.802	19.520
Swaps	2.004	5.868	5.031	7.840	470	3.919	4.837	7.807
Optioner, erhvervede	499	-	549	-	543	-	504	-
Optioner, udstedte	-	596	-	477	-	510	-	512
Rentekontrakter								
Terminer/futures, køb	26	7	22	28	1	1	30	-
Terminer/futures, salg	4	10	19	24	2	-	1	-
Forward Rate Agreements, køb	125	2.637	1.690	1.201	104	3.210	115	2.037
Forward Rate Agreements, salg	2.596	126	1.197	1.730	3.144	107	2.034	109
Swaps	27.267	27.755	22.054	21.156	31.263	31.935	24.590	24.824
Optioner, erhvervede	564	-	549	-	678	-	451	-
Optioner, udstedte	-	500	-	553	-	555	-	484
Aktiekontrakter								
Terminer/futures, køb	524	13	270	119	852	1	1	-
Terminer/futures, salg	27	592	120	265	4	950	1	-
Optioner, erhvervede	105	-	413	-	15	-	90	-
Optioner, udstedte	-	201	-	413	-	52	-	-
Kreditderivater	1	-	-	-	-	12	-	-
Markedsværdi i alt	64.627	68.184	68.765	68.147	65.306	68.745	66.637	69.704
Efter netting i alt					30.403		17.238	

Markedsrisici

UAFVIKLEDE SPOTFORRETNINGER

Danske Bank koncernen (Mio. kr.)	Nominel værdi	Markedsværdi Positiv	Markedsværdi Negativ	I alt 2001 Netto markedsværdi
Valutaforretninger, køb	42.116	110	68	42
Valutaforretninger, salg	26.552	53	107	-54
Renteforretninger, køb	75.486	10	41	-31
Renteforretninger, salg	58.097	42	3	39
Aktieforretninger, køb	218.936	56	16	40
Aktieforretninger, salg	211.830	27	81	-54
I alt		298	316	-18
2000 i alt		294	356	-62

Danske Bank (Mio. kr.)	Nominel værdi	Markedsværdi Positiv	Markedsværdi Negativ	I alt 2001 Netto markedsværdi
Valutaforretninger, køb	41.902	108	67	41
Valutaforretninger, salg	25.865	52	108	-56
Renteforretninger, køb	73.635	8	40	-32
Renteforretninger, salg	44.780	28	2	26
Aktieforretninger, køb	218.800	11	11	0
Aktieforretninger, salg	211.800	3	14	-11
I alt	616.782	210	242	-32
2000 i alt		167	174	-7

	DANSKE BANK KONCERNEN		DANSKE BANK	
POSITIV MARKEDSVÆRDI EFTER NETTING (Mio. kr.)	2001	2000	2001	2000
Modpart med risikovægt 0 pct.	200	221	193	200
Modpart med risikovægt 20 pct.	26.821	15.559	25.899	12.590
Modpart med risikovægt 100 pct.	4.464	6.821	4.311	4.448
I alt	31.485	22.601	30.403	17.238

Noter til resultatopgørelse

BASISINDTJENING OG BEHOLDNINGSINDTJENING I DANSKE BANK KONCERNEN SAMT DEN OFFICIELLE REGNSKABSOPSTILLING

Note	(Mio. kr.)			2001		
1		Basis-indtjening	Fusionsom-kostninger	Avance ved salg 1)	Beholdnings-indtjening	I alt *
	Nettorenteindtægter	18.051			555	18.606
	Udbytte af kapitalandele	168			273	441
	Gebyr- og provisionsindtægter	6.265			-23	6.242
	Netto rente- og gebyrindtægter	24.484			805	25.289
	Kursreguleringer	1.597			-34	1.563
	Andre ordinære indtægter	1.003		257		1.260
	Udgifter til personale og administration	15.379			124	15.503
	Af- og nedskrivninger	891			-	891
	Andre ordinære udgifter	5		17	-	22
	Tab og hensættelser på debitorer	1.752			-	1.752
	Resultat af kapitalandele	1.223			223	1.446
	Ordinært resultat før skat	10.280	0	240	870	11.390

			2000		
	Basis-indtjening	Fusionsom-kostninger	Avance ved salg 1)	Beholdnings-indtjening	I alt *
Nettorenteindtægter	10.327			392	10.719
Udbytte af kapitalandele	109			99	208
Gebyr- og provisionsindtægter	4.829			-8	4.821
Netto rente- og gebyrindtægter	15.265			483	15.748
Kursreguleringer	1.396			389	1.785
Andre ordinære indtægter	538		83	441	1.062
Udgifter til personale og administration	9.531			60	9.591
Af- og nedskrivninger	545			-	545
Andre ordinære udgifter	4	2.459		-	2.463
Tab og hensættelser på debitorer	454			-	454
Resultat af kapitalandele	928			186	1.114
Ordinært resultat før skat	7.593	2.459	83	1.439	6.656

* Finanstilsynets officielle regnskabsopstilling.
1) Avance ved salg af tilknyttede virksomheder.

Basisindtjeningen omfatter resultatet af de kunderelaterede aktiviteter, herunder handelsbeholdning samt liv- og skadeaktiviteter. Beholdningsindtjeningen omfatter resultatet af egenbeholdningen i bankkoncernen og skadeforretningen. Koncernens egenkapital allokeres til basisindtjeningen og beholdningsindtjeningen i forhold til områdernes kapitalbeslaglæggelse.

I sammenligningtallene for 2000 er RealDanmarks resultat ikke indregnet.

Noter til resultatopgørelse

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2001	2000	2001	2000
2	**Renteindtægter**				
	Repo med centralbanker	28	12	25	3
	Centralbanker	1.215	1.285	1.186	1.273
	Repo med kreditinstitutter	2.987	2.731	3.120	2.724
	Kreditinstitutter	3.554	2.753	3.846	4.322
	Realkreditudlån	27.594	4.905	-	-
	Repo-udlån	2.178	1.886	2.178	1.886
	Udlån	29.089	21.765	23.719	16.859
	Obligationer	13.037	7.437	10.783	6.830
	Afledte finansielle instrumenter				
	Valutakontrakter	-95	1.297	-149	891
	Rentekontrakter	-13	-29	-17	-38
	Aktiekontrakter	-	-	-	-
	Afledte finansielle instrumenter i alt	-108	1.268	-166	853
	Renteindtægter i øvrigt	213	40	93	30
	I alt	79.787	44.082	44.784	34.780
3	**Renteudgifter**				
	Repo med centralbanker	30	3	25	3
	Centralbanker	2.412	1.537	2.397	1.534
	Repo med kreditinstitutter	3.111	2.144	3.229	2.152
	Kreditinstitutter	6.402	6.080	6.538	5.920
	Repo-indlån	743	572	742	572
	Indlån	14.251	11.326	11.859	9.835
	Udstedte realkreditobligationer	26.870	4.686	-	-
	Udstedte obligationer	5.146	5.278	4.685	4.654
	Efterstillede kapitalindskud	2.085	1.687	1.891	1.555
	Renteudgifter i øvrigt	131	50	48	43
	I alt	61.181	33.363	31.414	26.268
4	**Gebyrer og provisionsindtægter**				
	Garantiprovision	469	383	675	577
	Fonds- og depotprovision	3.258	2.998	2.928	2.724
	Betalingsformidling	1.513	811	1.407	697
	Omprioriterings- og lånegebyrer	1.244	604	895	571
	Provision i øvrigt	1.329	893	1.003	727
	I alt	7.813	5.689	6.908	5.296

I sammenligningstallene for 2000 er RealDanmarks resultat ikke indregnet.

Noter til resultatopgørelse

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2001	2000	2001	2000
5	**Kursreguleringer**				
	Obligationer	562	-198	465	-221
	Aktier	-2.507	350	-2.610	288
	Fastforrentede udlån	278	125	206	31
	Valuta	908	931	824	869
	Afledte finansielle instrumenter				
	Valutakontrakter	28	81	28	45
	Rentekontrakter	55	-57	45	27
	Aktiekontrakter	332	255	323	255
	Afledte finansielle instrumenter i alt	415	279	396	327
	Regulering vedrørende opsparingspuljer	1.907	298	1.907	298
	I alt	1.563	1.785	1.188	1.592
	Kursreguleringer				
	Reguleret for opsparingspuljerne udgør kursreguleringerne:				
	Obligationer	556	-153		
	Aktier	-565	810		
	Fastforrentede udlån	278	125		
	Valuta	880	724		
	Afledte finansielle instrumenter	414	279		
	I alt	1.563	1.785		
6	**Andre ordinære indtægter**				
	Nettoresultat af drift af fast ejendom	451	240	324	148
	Avance ved salg af tilknyttede og ass. virksomheder	257	523	233	523
	Øvrige andre ordinære indtægter	552	299	334	191
	I alt	1.260	1.062	891	862

I sammenligningstallene for 2000 er RealDanmarks resultat ikke indregnet.

Noter til resultatopgørelse

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2001	2000	2001	2000
7	**Udgifter til personale og administration**				
	Lønninger og vederlag til bestyrelse og direktion				
	Direktion				
	Løn	24	15	24	15
	Bonus	5	4	5	4
	Der er indbetalt 30 mio. kr. i 2001 til styrkelse af kapitalgrundlaget i den pensionsfond, som afdækker koncernens pensionsforpligtelse over for nuværende og tidligere direktionsmedlemmer i Danske Bank A/S og deres efterladte.				
	Bestyrelse				
	Bestyrelseshonorar	7	5	7	5
	Honorar for udvalgsarbejde	3	1	3	1
	Andet vederlag	-	-	-	-
	I alt	39	25	39	25
	Der er for et antal bestyrelsesmedlemmer indgået tidsbegrænset aftale om kompensation ved ophør af bestyrelseshverv.				
	Personaleudgifter				
	Lønninger	7.557	5.006	6.193	4.380
	Pensioner	760	386	644	356
	Lønsumsafgift m.v.	768	572	636	514
	I alt	9.085	5.964	7.473	5.250
	Øvrige administrationsudgifter, brutto	6.622	3.863	4.802	3.078
	I øvrige administrationsudgifter er der modregnet vederlag for administrative ydelser fra ikke konsoliderede dattervirksomheder	-243	-261	-243	-261
	Øvrige administrationsudgifter, netto	6.379	3.602	4.559	2.817
	Udgifter til personale og administration i alt	15.503	9.591	12.071	8.092
8	**Revisionshonorar**				
	Samlet honorar til de generalforsamlingsvalgte revisionsvirksomheder, der udfører den lovpligtige revision	15	26	9	10
	Heraf vedrørende andre ydelser end revision	5	10	3	5
	Udover de nævnte honorarer er der afholdt betydelige udgifter til driften af bankens interne revisionsafdeling.				
9	**Antal beskæftigede**				
	Det gennemsnitlige antal beskæftigede i regnskabsåret omregnet til heltidsbeskæftigede				
	Konsoliderede selskaber	18.000	19.156	15.645	10.717
	Ikke konsoliderede selskaber	958	999	-	-
	I alt	18.958	20.155	15.645	10.717
10	**Afskrivninger på immaterielle og materielle aktiver**				
	Immaterielle aktiver	46	32	38	22
	Materielle aktiver	845	513	749	413
	I alt	891	545	787	435
11	**Resultat af kapitalandele i associerede og tilknyttede virksomheder**				
	Resultat af kapitalandele i associerede virksomheder m.v.	221	180	180	174
	Resultat før skat af kapitalandele i tilknyttede virksomheder	1.225	934	4.193	2.174
	I alt	1.446	1.114	4.373	2.348

I sammenligningstallene for 2000 er RealDanmarks resultat ikke indregnet.

Noter til resultatopgørelse

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2001	2000	2001	2000
12	**Skat (- er indtægt)**				
	Beregnet skat af årets indkomst	2.761	3.720	2.761	3.720
	Udskudt skat	629	-1.545	629	-1.545
	Skat på hensættelser	104	-	104	-
	Efterregulering af tidligere års beregnet skat	-817	-235	-817	-235
	Skat i alt	2.677	1.940	2.677	1.940
	Effektiv skatteprocent	Pct.	Pct.	Pct.	Pct.
	Danske Bank koncernens aktuelle skatteprocent	30,0	32,0	30,0	32,0
	Ikke skattepligtige intægter og ikke fradragsberettigede udgifter	-0,6	-	-0,6	-
	Afvigelse i udenlandske enheders skat i forhold til dansk skatteprocent	0,4	1,1	0,4	1,1
	Efterregulering af tidligere års beregnet skat	-7,2	-3,5	-7,2	-3,5
	Regulering af udskudt skat tidligere år	-	-1,5	-	-1,5
	Ændring af skattesatsen fra 32 pct. til 30 pct.	-	0,7	-	0,7
	Hensættelsesafgift	0,9	-	0,9	-
	Andet	-	0,4	-	0,4
	Effektiv skatteprocent	23,5	29,2	23,5	29,2

Skatten fordeles således:	Danske Bank	Konsoliderede datter-virksomheder	Ikke konsoliderede datter-virksomheder	I alt
Beregnet skat af årets indkomst	1.777	874	110	2.761
Udskudt skat	475	-93	247	629
Skat på hensættelser	99	5	-	104
Efterregulering af tidligere års beregnet skat	28	-745	-100	-817
Skat i alt	2.379	41	257	2.677

13 **Geografiske segmenter**

	Bruttoindtægter		Basisindtjening før hensættelser		Aktiver i alt		Antal personale	
(Mio. kr.)	2001	2000	2001	2000	2001	2000	2001	2000
Danmark	75.051	33.500	12.440	6.519	1.354.077	1.222.177	15.733	17.196
Finland	1.973	1.009	31	31	9.138	20.957	88	83
Hong Kong	383	1.190	37	179	-	16.044	-	46
Luxembourg	1.991	2.868	242	289	36.113	51.507	131	179
Norge	5.628	4.745	448	462	71.637	53.699	1.083	1.074
Polen	71	21	10	6	655	386	41	38
Singapore	253	833	27	111	-	10.364	-	35
Storbritannien	6.877	7.438	966	746	132.201	106.892	182	174
Sverige	5.714	4.410	373	465	110.552	84.094	1.158	967
Tyskland	391	408	104	90	10.128	6.888	37	46
USA	5.257	5.549	300	390	98.868	75.112	68	68
Elimineringer	-12.725	-9.145	-2.946	-1.241	-284.787	-285.435		

Fordelingen på geografiske segmenter foretages på grundlag af bogføringsstedet for de enkelte transaktioner. I Danmark indgår finansieringsudgifter vedrørende investeringer i udenlandske aktiviteter.

Samlede bruttoindtægter omfatter renteindtægter, udbytteindtægter, gebyrer og provisionsindtægter, kursreguleringer (netto) og andre ordinære indtægter.

I sammenligningstallene for 2000 er RealDanmarks resultat ikke indregnet.

Noter til balance

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2001	DANSKE BANK KONCERNEN 2000	DANSKE BANK 2001	DANSKE BANK 2000
14	**Tilgodehavender hos kreditinstitutter og centralbanker**				
	Repoforretninger med centralbanker	3.316	844	3.123	481
	Øvrige tilgodehavender hos centralbanker	37.080	25.852	20.895	16.973
	Repoforretninger med kreditinstitutter	52.437	53.572	74.534	48.974
	Øvrige tilgodehavender hos kreditinstitutter	47.417	52.238	81.852	76.848
	I alt	140.250	132.506	180.404	143.276
15	**Udlån**				
	Realkreditudlån	448.159	420.356	-	-
	Repo-udlån	65.100	37.072	65.072	33.909
	Leasingkontrakter	16.056	14.838	11.544	8.197
	Øvrige udlån via udenlandske enheder	209.652	205.579	144.953	141.627
	Øvrige udlån	185.054	186.429	189.833	110.753
	I alt	924.021	864.274	411.402	294.486
16	**Lån til ledelsen**				
	Lån og lånetilsagn samt pant, kaution eller garantier for medlemmer af				
	Direktionen	3	6	1	2
	Bestyrelsen	68	59	59	10
17	**Obligationer**				
	Egne obligationer	125.322	80.339	1.716	2.042
	Øvrige børsnoterede obligationer	188.470	137.338	204.829	96.872
	Andre obligationer	29.286	23.374	28.932	23.316
	I alt	343.078	241.051	235.477	122.230
18	**Aktier m.v.**				
	Omsætningsbeholdning:				
	Børsnoterede aktier	11.075	16.394	10.761	10.957
	Andre aktier og kapitalandele	1.282	868	991	519
	Omsætningsbeholdning i alt	12.357	17.262	11.752	11.476
	Anlægsbeholdning:				
	Børsnoterede aktier	-	-	-	-
	Andre aktier og kapitalandele	-	-	-	-
	Anlægsbeholdning i alt	-	-	-	-
	Aktier m.v. i alt	12.357	17.262	11.752	11.476
	Markedsværdien af børsnoterede værdipapirer overstiger købsprisen for disse værdipapirer med netto	-	-	-	-
	Markedsværdien af unoterede værdipapirer overstiger købsprisen for disse værdipapirer med netto	-	-	-	-

Ved udgangen af 2001 har koncernen til sikkerhed deponeret værdipapirer for 34.176 mio. kr. hos indenlandske og udenlandske clearingcentraler m.v. I 2000 udgjorde beløbet 31.225 mio. kr.

Noter til balance

Note	(Mio. kr.)	Tilknyttede virksomheder	Associerede virksomheder og øvrige betydende kapitalandele
19	**Finansielle anlægsaktiver i Danske Bank koncernen 2001**		
	Anskaffelsespris primo	6.415	1.625
	Tilgang		175
	Afgang	122	473
	Anskaffelsespris ultimo	6.293	1.327
	Op- og nedskrivninger primo	2.389	-23
	Resultat	966	221
	Udbytte	-	202
	Forskelsværdi ved anskaffelse	-	-
	Tilbageførte op- og nedskrivninger	4	98
	Op- og nedskrivninger ultimo	3.351	94
	Kapitalandele i modervirksomheder	-	-
	Regnskabsmæssig værdi ultimo 2001	9.644	1.421
	- heraf kreditinstitutter	-	181
	Regnskabsmæssig værdi ultimo 2000	8.804	1.602
	- heraf kreditinstitutter	-	174
	Finansielle anlægsaktiver i Danske Bank 2001		
	Anskaffelsespris primo	50.650	364
	Valutakursregulering	29	
	Ændring ved fusion	-10.937	314
	Tilgang	880	170
	Afgang	326	62
	Anskaffelsespris ultimo	40.296	786
	Op- og nedskrivninger primo	-7.960	94
	Valutakursregulering	2	-
	Ændring ved fusion	4.465	126
	Resultat	3.947	180
	Udbytte	365	191
	Forskelsværdi ved anskaffelse	367	-
	Tilbageførte op- og nedskrivninger	-184	-6
	Op- og nedskrivninger ultimo	-94	203
	Regnskabsmæssig værdi ultimo 2001	40.202	989
	- heraf kreditinstitutter	28.329	181
	Regnskabsmæssig værdi ultimo 2000	42.690	458
	- heraf kreditinstitutter	32.619	94

Danica Liv I indgår i Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999's regnskab til regnskabsmæssig indre værdi. Danica Liv I er livsforsikringsselskab og moderselskab i en koncern, der driver livsforsikringsvirksomhed. Koncernen er over for visse forsikringstagere forpligtet til, at henlæggelser til egenkapitalen underkastes begrænsninger, såfremt overdækningen i forhold til solvenskravet overstiger, hvad den var i Statsanstalten for Livsforsikring (nu Danica Liv I) før privatiseringen af dette selskab i 1990. Herudover er det hensigten ikke at betale udbytte i mindst 25 år at regne fra 1990. Indbetalt aktiekapital kan dog udloddes, og renter heraf kan udloddes efter år 2000.

Noter til balance

Note	Immaterielle aktiver (Mio. kr.)	DANSKE BANK KONCERNEN Immaterielle aktiver	DANSKE BANK KONCERNEN Goodwill	DANSKE BANK Immaterielle aktiver	DANSKE BANK Goodwill
20	Anskaffelsespris primo				-
	Tilgang	-	372	-	372
	Afgang	-	372	-	372
	Anskaffelsespris ultimo	-	-	-	-
	Af- og nedskrivninger ultimo	-	-	-	-
	Regnskabsmæssig værdi ultimo 2001	-	-	-	-
	Regnskabsmæssig værdi ultimo 2000	-	-	-	-
	Herudover er der i løbet af regnskabsåret foretaget straksafskrivninger med i alt	46	372	38	372
	I 2000 udgjorde straksafskrivninger	32	6.070	22	6.070

Note	Materielle aktiver (Mio. kr.)	DANSKE BANK KONCERNEN Grunde og ejendomme	DANSKE BANK KONCERNEN Maskiner og inventar	DANSKE BANK Grunde og ejendomme	DANSKE BANK Maskiner og inventar
21	Anskaffelsespris primo	7.713	4.511	3.825	1.877
	Tilgang ved fusion	-	-	1.945	395
	Årets tilgang	63	282	34	211
	Årets afgang	273	2.462	101	487
	Valutakursregulering	6	-6	-	-5
	Anskaffelsespris ultimo	7.509	2.325	5.703	1.991
	Opskrivninger primo	509	-	435	-
	Årets tilbageførte opskrivninger	29	-	29	-
	Opskrivninger ultimo	480	-	406	-
	Af- og nedskrivninger primo	1.985	3.968	1.099	1.604
	Tilgang ved fusion	-	-	324	241
	Årets afskrivninger	63	364	45	317
	Årets nedskrivninger	1	-	-	-
	Tilbageførte af- og nedskrivninger	86	2.410	21	474
	Valutakursregulering	8	-3	-	-2
	Af- og nedskrivninger ultimo	1.971	1.919	1.447	1.686
	Regnskabsmæssig værdi ultimo 2001	6.018	406	4.662	305
	Midlertidigt overtagne ejendomme ultimo 2001 i realkredit	35			
	Regnskabsmæssig værdi ultimo 2000	6.253	543	3.161	273
	Seneste offentliggjorte ejendomsvurdering (Uvurderede ejendomme optages til anskaffelsespris)	6.956		5.461	
	Herudover er der i løbet af regnskabsåret foretaget straksafskrivninger på maskiner og inventar m.v. med i alt		417		387
	I 2000 udgjorde straksafskrivninger		223		174

Noter til balance

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2001	DANSKE BANK KONCERNEN 2000	DANSKE BANK 2001	DANSKE BANK 2000
22	**Egne kapitalandele optaget til markedsværdi**				
	Antal egne aktier i 1.000 styk	5.998	5.914	5.998	5.021
	Nominel beholdning af egne kapitalandele	60	59	60	50
	Regnskabsmæssig værdi	810	839	810	712
	Heraf puljeordninger	569	658	569	544
	Pct. af aktiekapital ultimo	0,8	0,8	0,8	0,7
	Egne kapitalandele optaget til 0 kr.				
	Egne kapitalandele, der er erhvervet med henblik på nedsættelse af aktiekapitalen, er nedskrevet til 0 kr. over egenkapitalen.				
	Antal egne aktier i 1.000 styk	-	36.586	-	36.586
	Nominel beholdning af egne kapitalandele	-	366	-	366
	Anskaffelsesværdi	-	4.999	-	4.999
	Pct. af aktiekapital ultimo	-	4,8	-	4,8
23	**Andre aktiver**				
	Positiv markedsværdi af afledte finansielle instrumenter	66.093	69.372	65.536	67.081
	Tilgodehavende renter og provisioner	14.447	7.527	9.056	4.464
	Øvrige aktiver	9.324	3.881	5.185	2.940
	I alt	89.864	80.780	79.777	74.485
24	**Gæld til kreditinstitutter og centralbanker**				
	Repo-forretninger med centralbanker	3.173	559	3.173	430
	Gæld til centralbanker	59.172	29.243	59.172	28.559
	Repo-forretninger med kreditinstitutter	59.893	44.190	65.747	37.773
	Gæld til kreditinstitutter	118.804	138.957	141.419	109.758
	I alt	241.042	212.949	269.511	176.520
25	**Indlån**				
	På anfordring	198.134	184.261	176.903	110.124
	Med opsigelsesvarsel	7.421	4.654	4.785	845
	Tidsindskud	126.075	118.996	123.165	105.794
	Repo-indlån	16.803	5.350	16.794	5.074
	Særlige indlånsformer	52.058	53.573	52.058	36.104
	I alt	400.491	366.834	373.705	257.941
26	**Udstedte obligationer**				
	Udstedte realkreditobligationer	536.352	471.210	-	-
	Øvrige udstedte obligationer	137.102	92.046	128.034	82.739
	I alt	673.454	563.256	128.034	82.739
27	**Andre passiver**				
	Negativ markedsværdi af afledte finansielle instrumenter	69.760	73.486	69.106	70.182
	Genkøbsforpligtelse reverse-forretninger	19.832	24.161	19.832	19.532
	Skyldige renter og provisioner	19.820	14.011	5.297	3.650
	Udbytte af aktiekapital for året	3.477	3.221	3.477	3.221
	Øvrige passiver	19.038	18.622	16.171	10.131
	I alt	131.927	133.501	113.883	106.716
28	**Hensættelser til forpligtelser**				
	Tilbagebetalingspligtige reserver i ældre serier	920	977	-	-
	Pensioner og lignende forpligtelser	234	318	74	123
	Tab i forbindelse med retssager	229	310	223	157
	Øvrige hensættelser til forpligtelser	745	2.472	742	2.425
	I alt	2.128	4.077	1.039	2.705

Note

29 **Efterstillede kapitalindskud**

Efterstillede kapitalindskud er gældsforpligtelser i form af ansvarlig indskudskapital og andre kapitalindskud, som i tilfælde af bankens likvidation eller konkurs først fyldestgøres efter de almindelige kreditorkrav. Efterstillede kapitalindskud medregnes i den ansvarlige kapital m.v. i henhold til bank- og sparekasselovens §§ 21 a og 22.

Ansvarlig indskudskapital

Nominelt	Mio.	Rentesats	Modtaget	Forfald	Tilbage-betaling til kurs	2001 Mio. kr.	2000 Mio. kr.
USD	75	var.	8/11 1984	Perpetual	100	-	601
USD	25	var.	8/5 1985	Perpetual	100	-	201
LUF 1)	750	var.	9/4 1992	2002	100	138	140
Ansvarlig indskudskapital, modtaget af Danske Bank i alt						138	942
Ansvarlig indskudskapital i datterselskaber							
USD	50	var.	12/6 1996	2006	100	420	401
Ansvarlig indskudskapital i Danske Bank koncernen i alt						558	1.343
Kapitalindskud, der medregnes i den ansvarlige kapital							
USD	200	6,55	23/9 1993	2003	100	1.682	1.604
USD 1)	100	var.	14/7 1994	2004	100	-	802
DKK	1.200	9,75	16/12 1991	2004	100	-	1.200
USD	200	7,25	21/6 1995	2005	100	1.682	1.604
USD	100	var.	14/7 1995	2005	100	841	802
GBP	100	var.	10/5 1999	2005	100	1.219	1.196
DKK 1)	506	10,75	3/10 1992	2005	100	506	506
USD 1)	150	var.	24/10 1997	2005	100	1.261	1.203
DKK 1)	100	var.	17/6 1993	2006	100	100	100
USD	300	var.	4/6 1996	2006	100	2.523	2.406
JPY	10.000	6,30	14/9 1992	2007	100	641	698
DKK 1)	75	6,00	30/9 1999	2007	100	75	75
GBP	125	var.	22/7 1996	2007	100	1.523	1.495
GBP	75	var.	22/10 1996	2007	100	914	898
EUR 1)	150	var.	24/11 1999	2007	100	1.115	1.119
USD	300	6,375	17/6 1998	2008	100	2.523	2.406
USD	300	var.	4/4 1997	2009	100	2.523	2.406
USD	500	7,40	11/6 1997	2010	100	4.205	4.010
EUR	700	5,75	26/3 2001	2011	100	5.205	-
GBP	150	var.	25/5 2001	2014	100	1.828	-
Kapitalindskud i form af supplerende kapital i Danske Bank i alt						30.366	24.530
Kapitalindskud i datterselskaber, der medregnes i koncernens ansvarlige kapital							
DKK	3.000	10,2	2/4 1999	2004	100	-	3.000
USD	100	var.	3/3 1997	Perpetual	100	841	802
Kapitalindskud i form af supplerende kapital i datterselskaber						841	3.802
Efterstillede kapitalindskud i Danske Bank koncernen i alt						31.765	29.675

Ved opgørelse af den ansvarlige kapital er der af de samlede efterstillede kapitalindskud medregnet

Danske Bank koncernen	29.784	26.938
Danske Bank	29.170	20.320

Omkostninger ved indfrielse og optagelse af efterstillede kapitalindskud andrager 32 mio. kr. i 2001.
I 2000 udgjorde beløbet 0 mio. kr.

1) Udstedt af BG Bank A/S.

Noter til balance

Note	(Mio. kr.)	DANSKE BANK KONCERNEN 2001	DANSKE BANK KONCERNEN 2000	DANSKE BANK 2001	DANSKE BANK 2000
30	**Ægte salgs- og tilbagekøbsforretninger samt ægte købs- og tilbagesalgsforretninger (repo-/reverseforretninger)**				
	Af nedenstående aktivposter udgør ægte købs- og tilbagesalgsforretninger følgende:				
	Tilgodehavender hos kreditinstitutter og centralbanker	55.753	54.416	77.657	49.455
	Udlån	65.100	37.072	65.072	33.909
	Af nedenstående passivposter udgør ægte salgs- og tilbagekøbsforretninger følgende:				
	Gæld til kreditinstitutter og centralbanker	63.066	44.749	68.920	38.203
	Indlån	16.803	5.350	16.794	5.074
	Aktiver solgt som led i ægte salgs- og tilbagekøbsforretninger:				
	Obligationer	79.901	53.532	85.262	43.499
	Uafviklede ægte købs- og tilbagesalgsforretninger	20.757	17.412	20.447	18.859
	Uafviklede ægte salgs- og tilbagekøbsforretninger	6.054	2.833	6.054	5.172

Note		Tilknyttede virksomheder		Associerede virksomheder samt øvrige betydende kapitalandele	
31	**Mellemværender med tilknyttede og associerede virksomheder m.v.**				
	Danske Banks mellemværende fordeler sig således				
	Tilgodehavender hos kreditinstitutter og centralbanker	63.568	51.976	21	23
	Udlån	12.054	5.559	405	821
	Obligationer	43.154	14.073	3	-
	Aktivposter i alt	118.776	71.608	429	844
	Gæld til kreditinstitutter	31.815	15.082	7	9
	Indlån	2.748	2.226	231	57
	Udstedte obligationer*)	66.057	35.467	-	-
	Passivposter i alt	100.620	52.775	238	66

*) Beløbet repræsenterer midler fra Danske Corporation hidrørende fra salg af commercial paper notes på det amerikanske marked.

Note

32 **Undladelse af kursregulering**

Danske Bank koncernen vurderer løbende den renterisikomæssige afdækning af koncernens portefølje af henholdsvis fastforrentede aktiver og passiver. Beholdningerne afdækkes helt eller delvist med finansielle instrumenter, således at renterisikoen på de afdækkede beholdninger opgjort pr. valuta svarer til renterisikoen på de afdækkende finansielle instrumenter, ligeledes opgjort pr. valuta.

Som følge af regnskabsreglerne for pengeinstitutter skal en del af koncernens fastforrentede aktiver (udlån og unoterede obligationer) værdiansættes til anskaffelsespris eller en lavere værdi. Opskrivning til markedsværdi udover anskaffelsespris er således ikke tilladt. Nogle af disse aktiver er renterisikomæssigt afdækket med afledte finansielle instrumenter (swaps) og værdiregulering af disse instrumenter er herved undladt i overensstemmelse med regnskabsreglerne. Koncernen har derfor undladt at udgiftsføre 756 mio. kr. i 2001 og 211 mio. kr. i 2000.

Renterisikoen på fastforrentede passiver, der som følge af regnskabsreglerne ikke værdireguleres, er for så vidt angår passiver med lang løbetid afdækket med afledte finansielle instrumenter (swaps). Kursregulering af disse afdækkende instrumenter skal undlades. Koncernen har derfor undladt at indtægtsføre 1.064 mio. kr. i 2001 og 540 mio. kr. i 2000.

(Mio. kr.)	2001				2000		
Danske Bank koncernen	Købspris	Bogført værdi	Markeds-værdi	Nominel værdi	Bogført værdi	Markeds-værdi	Nominel værdi
Aktiver							
Udlån	51.585	51.585	52.341	51.585	47.010	47.160	47.010
Obligationer	12.024	12.024	12.024	12.078	10.027	10.088	10.112
I alt	63.609	63.609	64.365	63.663	57.037	57.248	57.122
Renterisikoafdækkende finansielle instrumenter							
Swaps			756	62.925		211	57.141
Passiver							
Indlån	-	8.326	8.618	8.326	1.647	1.718	1.647
Udstedte obligationer m.v.	-	6.610	6.814	6.610	5.230	5.322	5.230
Efterstillede kapitalindskud	-	16.125	16.693	16.125	11.657	12.034	11.657
I alt	-	31.061	32.125	31.061	18.534	19.074	18.534
Renterisikoafdækkende finansielle instrumenter							
Swaps			1.064	30.965		540	18.619

Fastforrentede udlån i realkreditvirksomheden er afdækket ved udstedelse af realkreditobligationer, som ikke værdireguleres. Efter tilladelse fra Finanstilsynet foretages der ligeledes ikke værdiregulering af de fastforrentede realkreditudlån. De ovenfor nævnte fastforrentede aktiver og passiver indeholder derfor ikke fastforrentede realkreditudlån og udstedte realkreditobligationer.

Danske Bank							
Aktiver							
Udlån	40.726	40.726	41.329	40.726	20.473	20.618	20.473
Obligationer	12.024	12.024	12.024	12.078	10.027	10.088	10.112
I alt	52.750	52.750	53.353	52.804	30.500	30.706	30.585
Renterisikoafdækkende finansielle instrumenter							
Swaps			603	52.550		206	30.778
Passiver							
Indlån	-	8.326	8.618	8.326	1.492	1.536	1.492
Udstedte obligationer m.v.	-	4.920	5.093	4.920	3.831	3.942	3.831
Efterstillede kapitalindskud	-	16.125	16.693	16.125	11.523	11.857	11.523
I alt	-	29.371	30.404	29.371	16.846	17.335	16.846
Renterisikoafdækkende finansielle instrumenter							
Swaps			1.033	29.369		489	16.846

Noter til ikke-balanceførte poster

		DANSKE BANK KONCERNEN		DANSKE BANK	
Note	(Mio. kr.)	2001	2000	2001	2000
33	**Garantier m.v.**				
	Finansgarantier	27.633	27.280	64.333	56.715
	Øvrige garantier	62.552	46.765	125.810	77.744
	Accepter og endossementsforpligtelser m.v.	1.667	2.113	1.667	1.972
	I alt	91.852	76.158	191.810	136.431
34	**Andre forpligtelser**				
	Uigenkaldelige kredittilsagn	86.259	101.117	84.371	92.271
	Øvrige forpligtelser	4.277	2.392	2.166	438
	I alt	90.536	103.509	86.537	92.709

35 **Eventualforpligtelser**

Danske Bank koncernens størrelse og forretningsomfang indebærer, at koncernen til stadighed er part i diverse retssager.

Banken har bl.a. modtaget et antal sagsanlæg i de såkaldte selskabstømmersager. Endvidere er der af investorer, der tegnede aktier ved Hafnia Holding A/S's aktieemission i juli 1992, eller som købte aktier i sommeren 1992, anlagt erstatningssager mod banken m.fl. for i alt 1.107 mio. kr. Banken har afgivet suspensionserklæring for krav på yderligere 56 mio. kr. vedrørende Hafnia-emissionen.

De verserende retssager forventes ikke at få væsentlig indflydelse på Danske Bank koncernens økonomiske stilling.

Koncernens pensionsforpligtelser afdækkes gennem indbetaling til forsikringsselskaber, pensionskasser m.v. I enkelte tilfælde kan koncernen, efter en aktuarmæssig opgørelse, dog blive pålagt at foretage yderligere indbetaling. Visse udenlandske pensionsforpligtelser afdækkes ikke, men hensættes på grundlag af en aktuarmæssig opgørelse.

Et begrænset antal medarbejdere er ansat på vilkår, som medfører, at de, såfremt de afskediges før opnåelse af pensionstidspunktet, har krav på en ekstraordinær fratrædelses- og/eller pensionsgodtgørelse ud over sædvanlige ansættelsesvilkår.

Banken hæfter solidarisk for betaling af selskabsskatten i de selskaber, der indgår i sambeskatningen. Banken er fællesregistreret for lønsumsafgift og moms med alle væsentlige 100 pct. ejede danske datterselskaber og hæfter solidarisk for afregning heraf.

Udover den i balancen afsatte udskudte skat påhviler der eventualskat på 1.085 mio. kr. vedrørende aktier i tilknyttede selskaber ejet under 3 år. I 2000 androg beløbet 417 mio. kr.

36 **Nærtstående parter**

Danske Bank har ingen nærtstående parter med bestemmende indflydelse på koncernen. I 2001 har der, bortset fra koncerninterne omstruktureringer til markedspris, ikke været usædvanlige transaktioner med associerede eller tilknyttede virksomheder.

Danske Bank koncernen varetager edb-drift og udvikling, porteføljeforvaltning og ejendomsadministration for Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999. Endvidere varetager Danske Bank en betydelig del af værdipapirhandlen for dette selskab.

Noter til pengestrømsopgørelse

		DANSKE BANK KONCERNEN	
Note	(Mio. kr.)	2001	2000
37	**Regulering for ikke kontante driftsposter, afskrivninger og hensættelser**		
	Periodeafgrænsningsposter, netto	-75	-262
	Af- og nedskrivninger på im- og materielle aktiver	884	545
	Afskrivninger og hensættelser på debitorer	1.752	454
	Kursregulering af kapitalinteresser	-1.196	-1.114
	Selskabsskat, netto	1.445	231
	Reguleringer i øvrigt	-2.660	2.498
	I alt	150	2.352
38	**Køb af virksomheder**		
	Værdien af overtagne aktiver og passiver udgør følgende:		
	Udlån og tilgodehavender hos kreditinstitutter	84	469.951
	Indlån, gæld til kreditinstitutter og udstedte obligationer	-	-537.027
	Værdipapirer	-	115.490
	Anden driftskapital	-	-16.631
	Efterstillede kapitalindskud	-	-6.945
	Nettoaktiver	84	24.838
	Koncerngoodwill	4	6.070
	Anskaffelsessum i alt	88	30.908
39	**Likvider**		
	Likvider primo		
	Kassebeholdning og anfordringstilgodehavender	5.924	3.297
	Tilgodehavende hos kreditinstitutter	37.842	36.260
	Værdipapirer	232.445	122.740
	I alt	276.211	162.297
	Likvider ultimo		
	Kassebeholdning og anfordringstilgodehavender	4.350	5.924
	Tilgodehavende hos kreditinstitutter	48.471	37.842
	Værdipapirer	347.513	232.445
	I alt	400.334	276.211

Resultatopgørelse eksklusiv opsparing i puljer

	DANSKE BANK KONCERNEN		DANSKE BANK	
(Mio. kr.)	2001	2000	2001	2000
Renteindtægter	78.523	43.423	43.520	34.121
Renteudgifter	59.788	32.615	30.022	25.520
Netto renteindtægter	18.735	10.808	13.498	8.601
Udbytte af kapitalandele	312	119	221	87
Gebyrer og provisionsindtægter	7.813	5.689	6.908	5.296
Afgivne gebyrer og provisionsudgifter	1.571	868	1.322	756
Netto rente- og gebyrindtægter	25.289	15.748	19.305	13.228
Kursreguleringer	1.563	1.785	1.188	1.592
Andre ordinære indtægter	1.260	1.062	891	862
Udgifter til personale og administration	15.503	9.591	12.071	8.092
Af- og nedskrivninger på immaterielle og materielle aktiver	891	545	787	435
Andre ordinære udgifter	22	2.463	2	2.463
Tab og hensættelser på debitorer	1.752	454	1.507	379
Resultat af kapitalandele i associerede og tilknyttede virksomheder	1.446	1.114	4.373	2.348
Ordinært resultat før skat	11.390	6.656	11.390	6.661
Skat	2.677	1.940	2.677	1.940
Årets resultat	8.713	4.716	8.713	4.721

Noter				
Renteindtægter				
Tilgodehavender hos kreditinstitutter og centralbanker	7.784	6.781	8.176	8.322
Udlån	58.862	28.556	25.897	18.745
Obligationer	11.773	6.778	9.520	6.171
Afledte finansielle instrumenter i alt	-109	1.268	-166	853
Andet	213	40	93	30
I alt	78.523	43.423	43.520	34.121
Renteudgifter				
Heraf:				
Rente til indlån	13.602	11.150	11.209	9.659
Kursreguleringer				
Obligationer	556	-153	458	-176
Aktier	-565	810	-668	748
Fastforrentede udlån	278	125	206	31
Valuta	880	724	796	662
Afledte finansielle instrumenter	414	279	396	327
I alt	1.563	1.785	1.188	1.592

Balance eksklusiv opsparing i puljer

	DANSKE BANK KONCERNEN		DANSKE BANK	
(Mio. kr.)	2001	2000	2001	2000
AKTIVER				
Kassebeholdning og anfordringstilgodehavender hos centralbanker	9.566	7.752	7.477	5.363
Tilgodehavender hos kreditinstitutter og centralbanker	140.250	132.307	180.404	143.277
Udlån	924.021	864.274	411.402	294.486
Obligationer	320.957	221.427	213.356	110.092
Aktier m.v.	3.954	6.779	3.349	3.696
Kapitalandele i associerede virksomheder m.v.	1.421	1.602	989	458
Kapitalandele i tilknyttede virksomheder	9.644	8.804	40.202	42.690
Materielle aktiver	6.459	6.796	4.967	3.434
Egne kapitalandele	228	178	228	168
Andre aktiver	89.406	80.097	79.319	74.231
Periodeafgrænsningsposter	1.112	1.019	1.059	857
Aktiver i alt	1.507.018	1.331.035	942.752	678.752
PASSIVER				
Gæld til kreditinstitutter og centralbanker	241.042	212.750	269.511	176.520
Indlån 1)	369.181	336.082	342.395	237.568
Udstedte obligationer	673.454	563.256	128.034	82.739
Andre passiver	131.673	132.802	113.630	106.374
Periodeafgrænsningsposter	674	504	549	413
Hensættelser til forpligtelser	2.128	4.077	1.038	2.705
Efterstillede kapitalindskud	31.765	29.675	30.504	21.527
Minoritetsinteresser	10	983	-	-
Egenkapital	57.091	50.906	57.091	50.906
Passiver i alt	1.507.018	1.331.035	942.752	678.752
IKKE-BALANCEFØRTE POSTER				
Garantier m.v.	91.852	76.158	191.810	136.431
Andre forpligtelser	90.536	103.509	86.537	92.709
Ikke-balanceførte poster i alt	182.388	179.667	278.347	229.140
1) Heraf kontantindestående fra pensionspuljer	1.356	2.056	1.356	1.700

Opsparing i puljer

					DANSKE BANK	
	Pensionspuljer		Børneopsparingspuljer		I alt	I alt
(Mio. kr.)	2001	2000	2001	2000	2001	2000
RESULTATOPGØRELSE						
Renteindtægter						
Kontantindestående	30	22	-	-	30	22
Indeksobligationer	218	154	2	4	220	158
Øvrige obligationer	1.036	491	8	11	1.044	502
I alt	1.284	667	10	15	1.294	682
Udbytte						
Aktier m.v.	123	83	1	2	124	85
Investeringsforeningsandele	4	3	-	-	4	3
I alt	127	86	1	2	128	88
Kursreguleringer						
Indeksobligationer	10	-106	-	-2	10	-108
Øvrige obligationer m.v.	-3	62	-	1	-3	63
Aktier m.v.	-1.906	-438	-15	-11	-1.921	-449
Investeringsforeningsandele	-21	-11	-	-	-21	-11
Valuta	28	202	-	5	28	207
I alt	-1.892	-291	-15	-7	-1.907	-298
Gebyrer og provisionsudgifter	367	222	2	5	369	227
Puljernes resultat	-848	240	-6	5	-854	245
BALANCE						
Aktiver						
Kontantindestående	1.326	1.661	30	39	1.356	1.700
Indeksobligationer	4.313	2.887	98	67	4.411	2.954
Øvrige obligationer	17.317	8.972	393	212	17.710	9.184
Egne aktier	569	531	13	13	582	544
Øvrige aktier m.v.	8.217	7.526	187	174	8.404	7.700
Investeringsforeningsandele	457	80	-	-	457	80
Aktiver i alt	32.199	21.657	721	505	32.920	22.162
Passiver						
Samlet indlån	31.946	21.568	721	505	32.667	22.073
Andre passiver	253	343	-	-	253	343
Passiver i alt	32.199	21.911	721	505	32.920	22.416
Gennemsnitlig indlån	32.177	19.827	721	479	32.898	20.306

Hovedtal i valuta

DANSKE BANK KONCERNENS HOVEDTAL	USD		EUR	
(Mio.)	2001	2000*)	2001	2000*)
RESULTATOPGØRELSE I SAMMENDRAG				
Nettorenteindtægter ekskl. beholdningsindtjening	2.147	2.020	2.428	2.171
Gebyrer og provisioner, netto	745	809	843	870
Kursregulering fra handelsaktiviteter	190	203	215	218
Øvrige basisindtægter	139	142	157	152
Resultat af forsikringsdrift	145	117	164	126
Basisindtægter i alt	3.366	3.291	3.807	3.537
Driftsomkostninger og afskrivninger	1.935	2.013	2.189	2.164
Basisindtjening før hensættelser	1.431	1.278	1.618	1.373
Tab og hensættelser på debitorer	208	137	236	147
Basisindtjening	1.223	1.141	1.382	1.226
Avance ved salg af tilknyttede virksomheder	29	10	32	11
Beholdningsindtjening	103	307	117	330
Omkostninger ved fusion		339	0	365
Ordinært resultat før skat	1.355	1.119	1.531	1.202
Skat	318	299	360	321
Årets resultat	1.037	820	1.171	881
Heraf minoritetsinteressers andel	-	7	-	8
HOVEDTAL FRA BALANCEN PR. 31. DECEMBER (MIA.)				
Aktiver				
Tilgodehavende kreditinstitutter m.v.	17,8	17,8	20,1	19,1
Bankudlån	56,6	55,4	64,0	59,5
Realkreditudlån	53,3	52,4	60,3	56,3
Obligationer og aktier	42,2	32,3	47,8	34,7
Øvrige aktiver	12,8	12,4	14,5	13,3
Aktiver i alt	182,7	170,3	206,7	182,9
Passiver				
Gæld til kreditinstitutter	28,7	26,8	32,4	28,8
Indlån	47,6	45,8	53,9	49,2
Øvrige passiver	15,7	17,5	17,8	18,6
Udstedte obligationer m.v.	80,1	70,2	90,6	75,5
Efterstillede kapitalindskud	3,8	3,7	4,3	4,0
Egenkapital	6,8	6,3	7,7	6,8
Passiver i alt	182,7	170,3	206,7	182,9
Ikke-balanceførte poster				
Garantier m.v.	10,9	9,5	12,4	10,3
Andre forpligtelser	10,8	12,9	12,2	13,9
Ikke-balanceførte poster i alt	21,7	22,4	24,6	24,2

Ved omregningen er anvendt følgende valutakurser.
*) Proforma

Ultimo 2001:
USD 8,4095
EUR 7,4357

Ultimo 2000:
USD 8,0205
EUR 7,4631

Koncernoversigt

	Selskabskapital ultimo 2001 1.000 enheder	Årets resultat Mio. kr.	Egenkapital ultimo 2001 Mio. kr.	Andel af kapitalen Pct.
Danske Bank A/S, København	7.320.000 DKK	8.713	57.091	
KONSOLIDEREDE DATTERVIRKSOMHEDER				
Realkredit Danmark A/S, København	625.000 DKK	1.927	23.254	100
home a/s, København	15.000 DKK			100
Mæglerservice Danmark A/S, København	1.000 DKK			100
ApS RD nr. 3064, København	200 DKK			100
ApS RD nr. 3065, København	200 DKK			100
A/S RD nr. 3066, København	500 DKK			100
A/S RD nr. 3067, København	500 DKK			100
Danske Bank International S.A., Luxembourg	90.625 EUR	266	1.145	100
Firstnordic Fund Management Company S.A., Luxembourg	125 EUR			100
Danske Financial Services Limited, Guernsey	10 GBP			100
DDB Fokus Invest AS, Trondheim	1.000.000 NOK	903	3.546	100
Fokus Bank ASA, Trondheim	1.199.566 NOK			100
Fokus Kreditt AS, Oslo	800.000 NOK			100
Fokus Finans AS, Trondheim	160.000 NOK			100
Roby ANS, Stavanger	23.400 NOK			100
Fokus Kredittforsikring AS, Trondheim	20.900 NOK			100
Firstnordic Fondene AS, Trondheim	6.000 NOK			100
Fokus Eiendomsmegling AS, Skien	500 NOK			100
Eikeveien 3 AS, Trondheim	50 NOK			100
Skårersletta Eiendom AS, Trondheim	50 NOK			100
DDB Invest AB, Linköping	600.100 SEK	19	775	100
Bokredit i Sverige AB, Stockholm	43.000 SEK			100
Östgöta Enskilda Fastigheter AB, Linköping	10.000 SEK			100
Firstnordic Fonder AB, Stockholm	1.000 SEK			100
Art Depot 1837 AB i likvidation, Linköping	100 SEK			100
Byggnads AB Slaget, Stockholm	100 SEK			100
Firstnordic Fondanalys AB, Linköping	100 SEK			100
BK Fri AB, Stockholm	100 SEK			100
Danske Bank Polska S.A., Warszawa	62.946 PLN	7	394	97
Danske Securities AB, Stockholm	300.000 SEK	-230	298	100
Danske Securities (US) Inc., Delaware	2.000 USD			100
Danske Securities ASA, Oslo	30.000 NOK			100
Nordania Finans A/S, Birkerød	5700 DKK	35	170	100
HandelsFinans A/S, København	110.000 DKK	11	191	100
Kreditsystem Service A/S	500 DKK	-	-	100
Danske Corporation, Delaware, U.S.A.	4 USD	-	1	100
Danske Private Equity A/S, København	5.000 DKK	15	33	100
Medicon Valley Capital Management ApS, København	125 DKK	-	-	75
Danske Capital Finland Oy, Helsinki	1.000 EUR	5	18	100
Firstnordic Rahastoyhtiö Oy, Tampere	350 EUR			100
Danske Finance, Asia, Ltd., Hong Kong	1.000 HKD	-10	60	100
KHB VI A/S, København	111.700 DKK	8	186	100
DDB-Ejendomsselskab af 1. Januar 1990 A/S, København	35.700 DKK	1	53	100
BG Dublin A/S, København	500 DKK	13	29	100
RealDanmark Grafisk A/S i likvidation, København	500 DKK	-9	5	100
Egns-Boligservice A/S i likvidation, København	1.010 DKK	1	55	100
BG Investeringsselskab af 10/10 1991 ApS, København	300 DKK	3	14	100
Horsens Erhvervs Investering A/S, København	50.000 DKK	2	74	100

Koncernoversigt

	Selskabskapital ultimo 2001 1.000 enheder	Årets resultat Mio. kr.	Egenkapital ultimo 2001 Mio. kr.	Andel af kapitalen Pct.
Ejendomsaktieselskabet Virum-Vang, København	2.000 DKK	7	52	100
Ejendomsaktieselskabet Tårbæk Vang, København	1.000 DKK			100
A/S Forma Ejendomsselskab, København	1.000 DKK			100
Ejendomsselskabet SJ af 1/7 1990 A/S, København	10.300 DKK			100
Bikuben Giro Dublin Limited, Dublin	200.000 DKK	6	217	100
DB I A/S, København	500 DKK	-	1	100
DB II A/S, København	500 DKK	-	1	100
DB III A/S, København	500 DKK	-	1	100
DB IV A/S, København	500 DKK	-	1	100
DB V A/S, København	500 DKK	-	1	100
DDB VI A/S, København	500 DKK	-	2	100
		11.693	87.668	
Reguleringer				
Danske Banks andel i dattervirksomheder, som er indregnet ovenfor		2.980	30.566	
Ændringer i koncernstrukturen			-11	
Danske Bank koncernen i alt		8.713	57.091	

IKKE KONSOLIDEREDE DATTERVIRKSOMHEDER				
Forsikringsselskaber				
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, København	1.000.000 DKK	966	9.611	100
Danica Liv og Pension, Livsforsikringsaktieselskab, København				
Selskabet har 24 datterselskaber				
Andre virksomheder 1)				
Ejendomsselskabet Aros A/S, Århus	10.000 DKK	-4	24	100
Ejendomsaktieselskabet af 7/12 1938 i likvidation, Rødby	102.000 DKK	-	1	100
A/S Conair, Consolidated Aircraft Corporation Ltd. i likvidation, København	20.000 DKK	-	-	52
Skævinge Boligselskab A/S, København	7.000 DKK	-	8	100
Omegadane SARL, Paris	50 FRF	-	-	100

Den konsoliderede koncerns gæld udgør 230 mio. kr., og tilgodehavender udgør 64 mio. kr. Forpligtelser, ført under ikke-balanceførte poster, udgør 246 mio. kr.

1) Erhvervet i forbindelse med tabsbegrænsende foranstaltning. Bogført værdi i alt 44 mio. DKK.

Koncernoversigt

ASSOCIEREDE VIRKSOMHEDER	Selskabskapital ultimo året 2001 1.000 enheder		Årets resultat *) Mio. kr.	Egen-kapital *) Mio. kr.	Konsolideret koncerns andel af kapitalen Pct.
Ejendomsaktieselskabet af 22. juni 1966, København	500	DKK	-	7	50,0
DMdata a/s, København	50.000	DKK	126	103	50,0
Investeringsselskabet af 23. marts 2001 A/S	10.500	DKK	-	-	48,7
PBS Holding A/S, Ballerup	200.915	DKK	287	236	43,7
Meglerhuset Nylander AS, Trondheim	300	NOK	4	10	40,0
Nordenfjeldske Livsforsikring AS, Trondheim	100.000	NOK	5	86	39,0
Medicon Valley Capital Management K/S, København	180.000	DKK	-	21	36,9
GrønlandsBANKEN, Aktieselskab, Nuuk	180.000	DKK	64	495	34,3
Aktieselskabet Reinholdt W. Jorck, København	81.000	DKK	14	209	28,0
Københavns Fondsbørs A/S, København	40.000	DKK	28	158	25,5
Værdipapircentralen A/S, Taastrup	40.000	DKK	47	135	25,1
Realkreditnettet A/S, København	10.000	DKK	-7	32	25,0
gatetrade.net A/S, København	20.000	DKK	-48	52	25,0
Hercules Estates A/S, København	200.000	DKK	5	107	25,0
Info Kredit A/S i likvidation, København	600	DKK	5	12	25,0
Medicon Valley Capital Management AB, Sverige	472	DKK	1	4	24,6
DADES A/S, Lyngby-Taarbæk	494.622	DKK	200	2.099	24,6
Danske Institutional, Sicav, Luxembourg	24.990	EUR	248	2	23,0
Danmarks Transport Center A/S, Vejle	200.000	DKK	6	126	20,0

Den konsoliderede koncerns gæld udgør 23 mio. kr., og tilgodehavender udgør 2.213 mio. kr.

ØVRIGE BETYDENDE KAPITALANDELE	Selskabskapital ultimo året 2001 1.000 enheder		Årets resultat *) Mio. kr.	Egen-kapital *) Mio. kr.	Konsolideret koncerns andel af kapitalen Pct.
Horsens Grundfinansiering A/S, Horsens	8.150	DKK	1	11	38,8
Luxembourg International Consulting S.A., Luxembourg	372	EUR	-	-	33,3
Bake Invest Ltd. (Hibernia Foods), Belgien	8.000	EUR	-	-	25,0
Taulov Transit Center A/S, Taulov	1.000	DKK	-	3	25,0
Pan European Food Fund Investment Management S.A., Luxembourg	75	EUR	-	-	25,0
Ejendomsaktieselskabet Rugvangen, København	1.200	DKK	1	5	24,6
Humanix Holding AB, Stockholm	3.000	SEK	-	-	20,0
Pan European Food Fund, Luxembourg	55.000	EUR	-2	27	18,2

Den konsoliderede koncerns gæld udgør 0 mio. kr., og tilgodehavender udgør 1 mio. kr.

ANDRE SELSKABER, HVORI KONCERNEN BESIDDER MERE END 10 PCT. AF AKTIEKAPITALEN	Selskabskapital ultimo året 2001 1.000 enheder		Årets resultat *) Mio. kr.	Egen-kapital *) Mio. kr.	Konsolideret koncerns andel af kapitalen Pct.
Danske Ventures SEED K/S, København	443.000	DKK	-22	421	18,1
Ejendomsaktieselskabet Springbanen, København	40.000	DKK	-2	23	17,5
Nordic Equity Partners II, Jersey	17.750	DKK	23	120	16,9
A/S Dansk Erhvervs Investering af 3/9 1983, København	330.000	DKK	1.027	1053	14,8
Bella Center A/S, København	129.884	DKK	9	241	13,8
P-LP 1999 A/S (Louis Poulsen), København	260.000	DKK	-	260	13,5
P-LR 1999 A/S (Løgstør Rør), København	40.000	DKK	-	40	13,5
P-M 2000 A/S (Sound Holding), København	258.363	DKK	-	233	13,4
P-N 2001 A/S, (Novasol), København	104.851	DKK	-	-	13,4
P-N 2000 A/S (Novadan), København	40.622	DKK	3	43	13,3
Interdan A/S, Kvistgård	31.669	DKK	23	190	13,3
Nordic Private Equity Partners, Jersey	135	EUR	7	7	13,0
Viking Ship Finance Ltd., Zurich	30.000	CHF	7	73	12,0
Pan European Seafoods Invest SA, Luxembourg	19.000	EUR	-	18	10,5

Den konsoliderede koncerns gæld til selskaberne udgør 65 mio. kr., og tilgodehavender udgør 613 mio. kr. Forpligtelser, ført under ikke-balanceførte poster, udgør 116 mio. kr.

*) Resultat ifølge selskabets seneste årsregnskab.

Herudover besidder koncernen mindst 10 pct. af aktiekapitalen i 23 selskaber, hvor aktiebesiddelsen er værdiansat under 1 mio. kr.

Hovedtal for Danske Bank koncernen

HOVEDTAL FRA RESULTATOPGØRELSEN (Mio. kr.)	2001	2000	1999	1998	1997
Nettorenteindtægter	18.606	10.719	9.738	8.512	7.849
Nettorente- og gebyrindtægter	25.289	15.748	13.664	11.659	10.434
Kursreguleringer	1.563	1.785	255	294	819
Andre ordinære indtægter	1.260	1.062	1.206	392	313
Driftsomkostninger og afskrivninger	16.416	12.599	9.257	7.704	7.124
Tab og hensættelser på debitorer	1.752	454	489	511	614
Resultat af kapitalandele i associerede og tilknyttede virksomheder	1.446	1.114	942	1.112	806
Ordinært resultat før skat	11.390	6.656	6.321	5.242	4.634
Skat	2.677	1.940	1.293	1.292	429
Årets resultat	8.713	4.716	5.028	3.950	4.205

HOVEDTAL FRA BALANCEN (Mia. kr.)					
Udlån	924	864	381	303	291
Obligationer og aktier	356	259	147	140	136
Gæld til kreditinstitutter og centralbanker	241	213	158	140	139
Indlån	400	367	266	214	225
Udstedte obligationer	673	563	150	108	79
Efterstillede kapitalindskud	32	30	21	17	18
Egenkapital	57	51	31	30	28
Aktiver i alt	1.539	1.363	701	593	555

NØGLETAL						
1.	Solvensprocent	10,3	9,6	11,0	10,4	10,2
2.	Kernekapitalprocent	7,3	6,8	7,4	7,7	7,2
3.	Egenkapitalforrentning før skat	21,1	16,4	20,7	18,1	17,3
4.	Egenkapitalforrentning efter skat	16,1	11,6	16,4	13,7	15,7
5.	Indtjening pr. omkostningskrone	1,63	1,51	1,65	1,64	1,60
6.	Renterisiko	3,3	3,3	3,8	3,1	2,9
7.	Valutaposition	2,8	2,8	4,9	8,8	7,5
8.	Valutarisiko	0,1	0,1	0,1	0,1	0,1
9.	Overdækning i forhold til lovkrav om likviditet	159,4	102,9	125,5	103,6	152,6
10.	Summen af store engagementer	109,5	70,5	255,0	332,9	634,2
11.	Hensættelsesprocent	1,3	1,5	2,3	2,4	2,7
12.	Årets tab og hensættelsesprocent	0,2	0,1	0,1	0,1	0,0
13.	Årets udlånsvækst	6,9	126,9	25,7	4,3	25,0
14.	Udlån i forhold til egenkapital	16,2	17,0	12,5	10,0	10,6

Nøgletallene er defineret i Finanstilsynets bekendtgørelse om pengeinstitutters regnskabsaflæggelse.

Hovedtal for Danske Bank

HOVEDTAL FRA RESULTATOPGØRELSEN (Mio. kr.)	2001	2000	1999	1998	1997
Nettorenteindtægter	13.370	8.512	7.927	7.289	6.517
Nettorente- og gebyrindtægter	19.305	13.228	11.630	10.210	8.924
Kursreguleringer	1.188	1.592	122	165	747
Andre ordinære indtægter	891	862	972	302	221
Driftsomkostninger og afskrivninger	12.860	10.990	8.115	7.097	6.348
Tab og hensættelser på debitorer	1.507	379	311	413	547
Resultat af kapitalandele i associerede og tilknyttede virksomheder	4.373	2.348	1.980	1.962	1.501
Ordinært resultat før skat	11.390	6.661	6.278	5.129	4.498
Skat	2.677	1.940	1.293	1.178	297
Årets resultat	8.713	4.721	4.985	3.951	4.201

HOVEDTAL FRA BALANCEN (Mia. kr.)					
Udlån	411	294	238	213	202
Obligationer og aktier	248	134	135	130	125
Gæld til kreditinstitutter og centralbanker	270	177	166	151	140
Indlån	374	258	242	211	211
Udstedte obligationer	128	83	65	43	28
Efterstillede kapitalindskud	31	22	20	17	18
Egenkapital	57	51	30	30	28
Aktiver i alt	974	699	597	534	488

NØGLETAL						
1.	Solvensprocent	14,3	14,6	12,1	10,9	11,1
2.	Kernekapitalprocent	10,2	11,2	8,2	8,1	7,8
3.	Egenkapitalforrentning før skat	21,1	16,4	20,7	17,7	16,9
4.	Egenkapitalforrentning efter skat	16,1	11,6	16,4	13,7	15,7
5.	Indtjening pr. omkostningskrone	1,79	1,59	1,75	1,68	1,65
6.	Renterisiko	2,9	1,8	3,6	2,8	2,6
7.	Valutaposition	2,7	4,8	5,0	8,8	7,5
8.	Valutarisiko	0,1	0,1	0,1	0,1	0,1
9.	Udlån plus hensættelser herpå i forhold til indlån	112,8	117,4	101,9	104,9	99,5
10.	Overdækning i forhold til lovkrav om likviditet	157,6	83,6	122,0	92,1	151,3
11.	Summen af store engagementer	107,7	70,5	268,1	332,1	613,5
12.	Andel af tilgodehavender med nedsat rente	0,4	0,4	0,4	0,7	0,8
13.	Hensættelsesprocent	1,8	2,1	2,3	2,6	2,9
14.	Årets tab og hensættelsesprocent	0,2	0,2	0,1	0,0	0,0
15.	Årets udlånsvækst	39,7	23,6	11,9	5,6	19,0
16.	Udlån i forhold til egenkapital	7,2	5,8	7,8	7,0	7,3
17.	Årets resultat pr. aktie	116,9	73,3	94,2	74,6	79,4
18.	Indre værdi pr. aktie	780	671	575	573	520
19.	Udbytte pr. aktie	48	45	25	18	18
20.	Børskurs/årets resultat pr. aktie	11,6	19,4	8,6	11,5	11,5
21.	Børskurs/indre værdi pr. aktie	1,73	2,12	1,41	1,50	1,76

Nøgletallene er defineret i Finanstilsynets bekendtgørelse om pengeinstitutters regnskabsaflæggelse.

Organisationsoversigt

Bestyrelse

Bestyrelsessekretariat
Underdirektør
Steen Rasmussen

Revisionsafdeling
Revisionschef
Jens Peter Thomassen

Ordførende direktør
Peter Straarup*)

Viceordførende direktion
Kjeld Jørgensen, Jakob Brogaard

Direktionssekretariat
Vicedirektør
Erik Sevaldsen

Kommunikation
Underdirektør
Steen Reeslev

Finansområdet
Direktør
Karsten Knudsen*)

Danske Markets
Direktør
Henrik Normann*)

Erhvervskunder
Direktør
Jeppe Christiansen*)

Koncern Service Center, Forsyning & Ejendomme, Operations
-

Bankaktiviteter Danmark
Direktør
Sven Lystbæk*)

Bankaktiviteter UK
Senior Executive Vice President & General Manager
Angus MacLennan

Bankaktiviteter Finland
General Manager
Pekka Vataja

Bankaktiviteter Luxembourg
Managing Director
Peter Preisler

*) Medlem af Eksekutivkomité

Udvalgte datterselskaber/divisioner

Danica
Formand: Peter Straarup
Adm. direktør
Henrik Ramlau-Hansen

Danske Capital
Formand: Jeppe Christiansen
Direktør
Niels-Ulrik Mousten

Danske Private Equity
Formand: Jeppe Christiansen
Adm. direktør
Bjørn Haugaard Rubin

Danske Securities
Formand: Peter Straarup
Adm. direktør
Ulf Lundahl

Kredit & Markedsrisici

Viceordførende direktør
Jakob Brogaard*)

Personale

Viceordførende direktør
Kjeld Jørgensen*)

Udvikling & Organisation

Direktør
Jørgen Klejnstrup*)

Koncernøkonomi

Økonomidirektør
Jesper Ovesen*)

Bankaktiviteter Norge

Managing Director
Thomas Borgen

Bankaktiviteter Sverige

Senior Executive Vice President
Horst Könenkamp

Bankaktiviteter Tyskland

Chief General Manager
Heinrich Zink

Bankaktiviteter USA

Senior Executive Vice President
& General Manager
Hans Møller-Christensen

HandelsFinans

Formand: Sven Lystbæk

Adm. direktør
Søren Thorsen

home

Formand: Kjeld Jørgensen

Adm. direktør:
Niels Bjerregaard

Nordania

Formand: Sven Lystbæk

Direktør
Henning Hürdum

Realkredit Danmark

Formand: Kjeld Jørgensen

Adm. direktør
Sven Holm

Ledelseshverv - bestyrelse

Ved bankens ordinære generalforsamling den 27. marts 2001 blev professor Niels Chr. Nielsen og direktør Eivind Kolding genvalgt respektive valgt til bestyrelsen. Adm. direktør Kjeld Kirk Kristiansen og direktør Palle Marcus fratrådte bestyrelsen.

I henhold til bank- og sparekasselovens §33, stk. 3, skal årsrapporten i børsnoterede pengeinstitutter indeholde oplysninger om de ledelseshverv, som pengeinstitutternes bestyrelses- og direktionsmedlemmer beklæder i andre danske aktieselskaber, bortset fra 100 pct. ejede dattervirksomheder. I oversigten er endvidere anført andre væsentlige hverv for bestyrelsens medlemmer.

I henhold til lov om finansiel virksomhed, §30, stk. 2, skal årsrapporten tillige indeholde oplysninger om visse af de ledelseshverv, som pengeinstituttets direktionsmedlemmer har beklædt i regnskabsåret.

Om bestyrelses- og direktionsmedlemmerne i Danske Bank A/S er følgende oplyst på tidspunktet for årsrapportens trykning:

Direktør Poul J. Svanholm

Født den 07.06.1933
Indtrådt i bestyrelsen den 12.03.1980. Senest genvalgt i 2000

Bestyrelsesmedlem i:
Aktieselskabet Dampskibsselskabet Svendborg
Thomas B. Thriges Fond (formand)

Direktør Jørgen Nue Møller

Født den 30.06.1944
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Carl Bro as (formand)
Foreningen RealDanmark (formand)

Tømrermester Poul Christiansen

Født den 02.04.1937
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
A/S Hindsgavl
Kuben A/S
Foreningen RealDanmark
Hindsgavl Fonden (formand)

Direktør Henning Christophersen
Epsilon s.p.r.l., Bruxelles

Født den 08.11.1939
Indtrådt i bestyrelsen den 26.03.1996. Senest genvalgt i 1999

Bestyrelsesmedlem i:
A/S Kreab
Scania Danmark A/S
Rockwoolfonden
Ørestadsselskabet I/S (formand)
The Energy Charter Treaty Conference, Bruxelles (formand)
The European Institute for Public Administration, Maastricht (formand)

Adm. direktør Alf Duch-Pedersen
Danisco A/S

Født den 15.08.1946
Indtrådt i bestyrelsen den 23.03.1999

Bestyrelsesmedlem i:
Dansk Industri
Group4Falck A/S

Direktør Bent M. Hansen

Født den 21.02.1934
Indtrådt i bestyrelsen den 24.03.1987. Senest genvalgt i 1999

Bestyrelsesmedlem i:
Dansk Kapitalanlæg Aktieselskab (formand)
InVenture Management A/S (formand)
Investeringsselskabet af 26. november 1930 ApS (formand)
Roberto Jeans A/S

Gårdejer Hans Hansen
Dan-Corn A/S

Født den 16.05.1953
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Agriholding A/S
Agri Leasing A/S
Dan-Corn A/S

Kabinetssekretær,
dr.jur. Niels Eilschou Holm

Født den 28.07.1937
Indtrådt i bestyrelsen den 24.03.1987. Senest genvalgt i 2000

Bestyrelsesmedlem i:
Aktieselskabet Kjøbenhavns Sommer-Tivoli (formand)

Adm. direktør Peter Højland
Transmedica A/S

Født den 09.07.1950
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Amrop-Hever A/S (formand)
Danisco A/S
Nordicom A/S
Transmedica Holding A/S (formand)
Bikuben Fondene (formand)
Center for Ledelse (formand)
First Servises ASA, Norge

Direktør Eivind Kolding
A.P. Møller

Født den 16.11.1959
Indtrådt i bestyrelsen den 27.03.2001

Bestyrelsesmedlem i:
A/S Em. Z. Svitzer
Danmarks Skibskreditfond
Inttra Inc., USA (formand)
The Maersk Company Limited, London

Professor, dr.polit. Niels Chr. Nielsen
Handelshøjskolen i København

Født den 14.01.1942
Indtrådt i bestyrelsen den 05.04.1990. Senest genvalgt i 2001

Bestyrelsesmedlem i:
COWI Rådgivende Ingeniører AS
Grundfos A/S
Grundfos Finance A/S
Grundfos Management A/S
Otto Mønsted Aktieselskab
Poul Due Jensen's Fond
William Demants og Hustru Ida Emilies Fond

Adm. direktør Sten Scheibye
Coloplast A/S

Født den 03.10.1951
Indtrådt i bestyrelsen den 31.03.1998

Bestyrelsesmedlem i:
Danisco A/S
Aktieselskabet Th. Wessel & Vett, Magasin du Nord
Dansk Industri
Plastindustrien i Danmark

Professor Majken Schultz
Handelshøjskolen i København

Født den 28.10.1958
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Carl Bro as
Foreningen RealDanmark
Reputation Institute, New York

Direktør Birgit Aagaard-Svendsen
J. Lauritzen A/S

Født den 29.02.1956
Indtrådt i bestyrelsen den 28.03.1995. Senest genvalgt i 1998

Bestyrelsesmedlem i:
Columbus IT Partner A/S

Professor, dr. oecon. Claus Vastrup
Aarhus Universitet

Født den 24.03.1942
Indtrådt i bestyrelsen den 01.01.1995. Udnævnt for fire år fra 01.01.1999

Bestyrelsesmedlem i:
Dansk Udenrigspolitisk Institut

Senior Account Manager Jens Elton Andersen

Født den 26.04.1973
Indtrådt i bestyrelsen den 31.03.1998

Prokurist Jørgen Andersen
Udtrådt den 29. januar 2002

Født den 31.08.1945
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
OPSA 78 A/S
BG Bank Aktiefonden
Kommanditselskab Difko 78

Fuldmægtig Peter Michaelsen

Født den 11.11.1941
Indtrådt i bestyrelsen den 28.06.1990. Senest genvalgt i 1998

Bestyrelsesmedlem i:
Danske Banks Personale Kreds (formand)

Fuldmægtig Henning Mikkelsen

Født den 28.09.1938
Indtrådt i bestyrelsen den 02.04.1978. Senest genvalgt i 1998

Fuldmægtig Torben Pedersen

Født den 20.02.1948
Indtrådt i bestyrelsen den 01.09.1999

Bestyrelsesmedlem i:
Danske Banks Personale Kreds

Ekspeditionssekretær Per Alling Toubro
Udtrådt den 29. januar 2002

Født den 25.06.1953
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Danske Banks Personale Kreds (næstformand)
Foreningen RealDanmark

Fuldmægtig Verner Usbeck

Født den 11.02.1950
Indtrådt i bestyrelsen den 28.06.1990. Senest genvalgt i 1998

Bestyrelsesmedlem i:
Administrations-gruppen Danmarks Boligselskab
Danske Banks Personale Kreds
Danske Funktionærers Boligselskab S.m.b.A. (næstformand)

Assistent Solveig Ørteby
Udtrådt den 29. januar 2002

Født den 28.03.1965
Indtrådt i bestyrelsen den 30.11.2000

Bestyrelsesmedlem i:
Danske Banks Personale Kreds

Ledelseshverv - direktion

Bankdirektør Søren Møller Nielsen udtrådte af direktionen den 30. juni 2001 for at gå på pension. Bestyrelsen godkendte den 15. november 2001 en ny organisationsstruktur i banken, og i den forbindelse udtrådte bankdirektør Jeppe Christiansen, bankdirektør Karsten Knudsen og bankdirektør Hans Møller-Christensen. Direktør Bjarne Wind udtrådte ligeledes af direktionen og fratræder den 28. februar 2002.

Ordførende direktør Peter Straarup

Født den 19.07.1951. Indtrådt i direktionen den 01.09.1986

Forsikringsselskabet Danica,
Skadeforsikringsaktieselskab af 1999 (formand)
Danica Liv & Pension, Livsforsikringsaktieselskab (formand)
Danica B II, Livsforsikringsaktieselskab (formand)
Danica B III, Livsforsikringsaktieselskab (formand)
Danica Liv I, Livsforsikringsaktieselskab (formand)
Danica Liv III, Livsforsikringsaktieselskab (formand)
Danica Pension, Livsforsikringsaktieselskab (formand)
Danica Pension I, Livsforsikringsaktieselskab (formand)
Danica Pension II, Livsforsikringsaktieselskab (formand)
Danica Pension III, Livsforsikringsaktieselskab (formand) indtil ophør ved fusion
Danica Pension IV, Livsforsikringsaktieselskab (formand)
Danske Securities AB, Sverige (formand)
DDB Fokus Invest AS Norge (formand) indtil 14. marts 2001
DDB Invest AB, Sverige (formand)
Fokus Bank ASA, Norge (næstformand)
RealDanmark A/S (formand) indtil ophør ved fusion

Viceordførende direktør Kjeld Jørgensen

Født den 30.07.1942. Indtrådt i direktionen den 01.01.2001

home a/s (formand)
RealDanmark A/S (næstformand) indtil ophør ved fusion
Realkredit Danmark (formand)

Viceordførende direktør Jakob Brogaard

Født den 30.06.1947. Indtrådt i direktionen den 01.01.1996

BG Bank A/S (næstformand) indtil ophør ved fusion
DDB Invest AB, Sverige (næstformand)
GrønlandsBANKEN, Aktieselskab (formand)
Nordania Finans A/S (formand) indtil 15. november 2001
PBS Holding A/S
(suppleant for medlem af bestyrelsen) indtil 25. april 2001
PBS Danmark A/S
(suppleant for medlem af bestyrelsen) indtil 25. april 2001
PBS Data A/S
(suppleant for medlem af bestyrelsen) indtil 25. april 2001
PBS Finans A/S
(suppleant for medlem af bestyrelsen) indtil 25. april 2001
PBS International A/S
(suppleant for medlem af bestyrelsen) indtil 25. april 2001
PBS Multidata A/S
(suppleant for medlem af bestyrelsen) indtil 25. april 2001

Direktør Sven Lystbæk

Født den 26.09.1951. Indtrådt i direktionen den 01.04.2000

BG Bank A/S (formand) indtil ophør ved fusion
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999 (næstformand)
Danica Liv & Pension, Livsforsikringsaktieselskab (næstformand)
Danica B II, Livsforsikringsaktieselskab (næstformand)
Danica B III, Livsforsikringsaktieselskab (næstformand)
Danica Liv I, Livsforsikringsaktieselskab (næstformand)
Danica Liv III, Livsforsikringsaktieselskab (næstformand)
Danica Pension, Livsforsikringsaktieselskab (næstformand)
Danica Pension I, Livsforsikringsaktieselskab (næstformand)
Danica Pension II, Livsforsikringsaktieselskab (næstformand)
Danica Pension III, Livsforsikringsaktieselskab (næstformand) indtil ophør ved fusion
Danica Pension IV, Livsforsikringsaktieselskab (næstformand)
Danske Bank Polska S.A., Polen (næstformand)
Danske Bo A/S (formand) indtil ophør ved fusion
Danske Kredit Realkreditaktieselskab (formand) indtil ophør ved fusion
HandelsFinans A/S (formand)
Nordania Finans (formand fra 27. november 2001)
PBS Holding A/S (næstformand)
PBS Danmark A/S (næstformand)
PBS Data A/S (næstformand)
PBS Finans A/S (næstformand)
PBS International A/S (næstformand)
PBS Multidata A/S (næstformand)
RealDanmark A/S indtil ophør ved fusion
Realkredit Danmark A/S (næstformand)
Værdipapircentralen A/S (formand)

Danske Banks adresser

Danmark

Danske Bank
Hovedsædet
Holmens Kanal 2-12
DK-1092 København K

Tel: +45 33 44 00 00
Fax: +45 70 12 10 80
SWIFT: DABADKKK

Koncernen har 553 afdelinger i Danmark

Finland

Danske Bank
Aleksanterinkatu 44
P.O. Box 993
FIN-00101 Helsinki

Tel: +358 9 75 145000
Fax: +358 9 75 145050
SWIFT: DABAFIHX

Pekka Vataja
General Manager

Luxembourg

Danske Bank
International S.A.
2, rue du Fossé
P.O. Box 173
L-2011 Luxembourg

Tel: +352 4612751
Fax: +352 473078
SWIFT: DABALULL

Peter Preisler
Managing Director

Frankrig

Danske Bank
International S.A.
Cannes
Repræsentationskontor
Résidence Riviera Palace
Rue d'Antibes 130
F-06400 Cannes

Tel: +33 (0)4 93994545
Fax: +33 (0)4 93994546

Peter Hansen
Representative

Norge

Fokus Bank
Vestre Rosten 77
N-7466 Trondheim
Tel: +47 72 90 72 00
Fax: +47 72 90 72 61
SWIFT: DABANO22

Thomas Borgen
Managing Director

Fokus Bank har 63 afdelinger i Norge.

Polen

Danske Bank Polska S.A.
ul. Emilii Plater 28
PL-00-688 Warszawa
Polen

Tel: +48 22 33 77 100
Fax: +48 22 33 77 101
SWIFT: DABAPLPW

Maciej Semeniuk
President

Sverige

Östgöta Enskilda Bank
Danske Bank i Sverige
Storgatan 23
P.O. Box 328
S-581 03 Linköping

Tel: +46 13 35 40 00
Fax: +46 13 35 44 10
SWIFT: DABASESX

Horst Könenkamp
Senior Executive Vice President

Östgöta Enskilda Bank har 45 afdelinger i Sverige.

United Kingdom

Danske Bank
75 King William Street
London EC4N 7DT
England

Tel: +44 207 410 8000
Fax: +44 207 410 8001
SWIFT: DABAGB2L

Angus MacLennan
Senior Executive Vice President
& General Manager

Spanien

Danske Bank
International S.A.

Fuengirola
Repræsentationskontor
Centro Idea
Ctra. de Mijas km 3.6
E-29650 Mijas (Málaga)

Tel: +34 952 46 33 36
Fax: +34 952 47 99 83

Henrik Hansen
Representative

Marbella
Repræsentationskontor
Centro Plaza - Office 4,1
E-29660 Nueva Andalucia

Tel: +34 952 81 17 84
Fax: +34 952 81 03 36

Gustav Garcia
Representative

Tyskland

Danske Bank
Georgsplatz 1
Postfach 10 15 22
D-20010 Hamburg

Tel: +49 40 32 81 160
Fax: +49 40 32 81 1638
SWIFT: DABADEHH

Heinrich Zink
Chief General Manager

USA

Danske Bank
299 Park Avenue
4th Floor
New York
NY 10171-1499 USA

Tel: +1 212 984 8400
Fax: +1 212 370 9239
SWIFT: DABAUS33

Hans Møller-Christensen
Senior Executive Vice President
& General Manager

Rådgivende repræsentantskab

I april 2001 indtrådte følgende nye medlemmer i bankens rådgivende repræsentantskab:

Adm. direktør Kjeld Kirk Kristiansen og direktør Palle Marcus.

Gårdejer Bent Claudi Lassen og direktør Frederik Chr. Obel udtrådte i 2001 af repræsentantskabet.

Direktør, civilingeniør Finn Stenderup Jarnov afgik ved døden i november 2001.

Direktør
Jørgen Nue Møller
formand

Direktør
Poul J. Svanholm
næstformand

Direktør
Gerhard Albrechtsen

Tømrermester
Ib Hahn Andersen

Lægesekretær
Nina Bitsch

Bestyrelsesformand
Lars Bruhn

Direktør
Elsebeth Budolfsen

Apoteker
Paul Bundgaard

Forlagsboghandler
Ole A. Busck

MEP, gårdejer
Niels Busk

Adm. direktør
Asbjørn Børsting

Adm. direktør
Jørgen Mads Clausen

Adm. direktør
Johannes Due

Adm. direktør
Henning Dyremose

Adm. direktør
Jørgen Enggaard

Forretningsfører, arkitekt
Bent Flyvholm

Adm. direktør
Peter Alexander Foss

Professor
Karin Hammer

Godsejer
Kirsten Harbo

Adm. direktør
Niels Jacobsen

Direktør
Arne Villy Jensen

Ingeniør, HD
K. Koch Jensen

Direktør
Bent Nyløkke Jørgensen

Adm. direktør
Gert Kjeldsen

Koncerndirektør
Tom Knutzen

Direktør
Lars Kolind

Adm. direktør
Kjeld Kirk Kristiansen

Koncernchef
Tom Kähler

Malermester, oldermand
Klaus Bonde Larsen

Professor
Henning Lehmann

Adm. direktør
Flemming Lindeløv

Gårdejer
Jens Lorenzen

Direktør
Palle Marcus

Adm. direktør
Kristian May

Politimester
Annemette Møller

Tidl. minister
Tove Nielsen

Godsejer
Peter Skak Olufsen

Direktør
Eigil Steen Pedersen

Adm. direktør
Michael Pram Rasmussen

Direktør
Birger Riisager

Gårdejer
Bent Sloth

Direktør
Niels Jørgen Soldbro

Gartneriejer
Axel Stenvang

Skibsreder
Jess Søderberg

Godsejer, hofjægermester
Iver Tesdorpf

Direktør
Hans Werdelin

Bestyrelsesformand
Mads Øvlisen

Denne årsrapport findes på:
www.danskebank.dk

Foto: Morten Larsen

Printed by: Fr. G. Knudtzons Bogtrykkeri A/S

Danske Bank A/S
Holmens Kanal 2-12
1092 København K
Telefon 33 44 00 00

CVR-nr. 61 12 62 28

Danske Bank
Holmens Kanal 2-12
DK-1092 København K

Tlf. 33 44 00 00
www.danskebank.dk